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  Filed Pursuant to Rule 424(b)3
  Registration No. 333-136536

  Information Services Group, Inc.

  32,066,150 Shares of Common Stock, par value $0.001 per share

        This prospectus relates to the issuance by us of 32,066,150 shares of our common stock, par value $0.001 per share that are issuable upon the exercise of outstanding warrants originally issued in our initial public offering pursuant to a prospectus dated January 31, 2007.

        Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $6.00 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

        Our common stock, warrants and units are listed on The Nasdaq Stock Market and trade under the symbols "III", "IIIIW" and "IIIIU", respectively. On February 1, the closing sale prices of the common stock, warrants and units were $6.06 per share, $0.70 per warrant and $6.35 per unit, respectively.

        Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus for a discussion of information that should be considered before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

        The information contained in this prospectus is correct as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should be aware that some of this information may have changed by the time this document is delivered to you.

The date of this prospectus is February 13, 2008.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus summary. Unless the context indicates otherwise, the terms "the Company", "we", "us" and "our" refer to Information Services Group, Inc. ("ISG") and its subsidiaries, including TPI Advisory Services Americas, Inc. ("TPI").

Our Company

        ISG is organized as a corporation under the laws of the State of Delaware. It was formed for the purpose of acquiring, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, one or more domestic and/or foreign operating businesses. On February 6, 2007, ISG consummated an initial public offering (the "IPO") of its equity securities from which it received net proceeds of approximately $254,550,000, including the proceeds from the exercise of the over-allotment option by the underwriters.

        TPI was the pioneer in developing the market for sourcing advisory services and has done more than almost any other firm to shape the current state of the outsourcing transaction market space, according to a January 2007 report prepared by Forrester Research, Inc. Since its founding, TPI has performed more than 2,500 engagements and 600 transactions and, with 2006 revenues of $162 million earned from serving 240 different clients, TPI has grown to become the largest independent sourcing advisory firm in the world focusing on the design, implementation, and management of sourcing strategies for major corporate clients. TPI is a fact-based sourcing advisory firm that provides independent analysis and advice to its clients on the services that should be sourced and the best provider to use. TPI is able to remain unbiased because it does not provide sourcing services to or derive fees from service providers. TPI provides industry knowledge and advice to its clients to help them implement substantial and sustainable improvements in business support operations through a combination of insourcing, offshoring, shared services and outsourcing. Over its 18 year history, TPI has developed an integrated global advisory platform, which is distinguished by its comprehensive scope of services; industry expertise; unparalleled proprietary data and market intelligence; and independence and objectivity.

        On November 16, 2007, ISG consummated the acquisition of TPI pursuant to a Purchase Agreement (the "Purchase Agreement") dated April 24, 2007, as amended on September 30, 2007, by and between MCP-TPI Holdings, LLC, a Texas limited liability company ("MCP-TPI"), and ISG. The TPI acquisition was approved by ISG's stockholders at the special meeting held on November 13, 2007.

        Pursuant to the TPI acquisition, ISG paid $230 million plus warrants exercisable into 5 million shares of ISG common stock at an exercise price of $9.18 per share (collectively, the "Purchase Price"). The warrants will be exercisable at any time after the first anniversary of the closing and will expire on the fifth anniversary of the closing. In addition, ISG paid MCP-TPI in cash an amount equal to the normalized cash and cash equivalents of TPI on April 23, 2007, which the parties agreed was equal to $5 million. MCP-TPI simultaneously applied a portion of the Purchase Price to pay off TPI's indebtedness in full. There is no working capital or other post-closing purchase price adjustment. The cash generated by TPI between April 24, 2007 and the closing remained in TPI for the benefit of ISG.

        At the special meeting of ISG stockholders held on November 13, 2007, 4,094,040 shares of ISG's common stock were voted against the proposal relating to the TPI acquisition and converted into a pro rata portion of the trust account. In addition, as of the closing, ISG repurchased pursuant to its previously announced unit, share and/or warrant repurchase program an aggregate of 7,648,188 shares of its common stock from certain stockholders at a purchase price equal to the pro rata portion of the trust account. ISG amended its repurchase program such that $15 million remains available for repurchases of units, shares and/or warrants after the closing. Since the closing of the TPI acquisition until December 31, 2007, ISG has spent $1.5 million to repurchase units, shares and warrants.

        At the closing of the TPI acquisition, 128 TPI employees purchased an aggregate of 2,881,752 shares of ISG common stock for an aggregate of $20,748,618.

        At the special meeting of stockholders held on November 13, 2007, the 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan were approved by ISG's stockholders. On November 16, 2007 and January 18, 2008, ISG granted awards under the 2007 Equity Incentive Plan to approximately 450 TPI employees totaling 1,230,332 restricted shares, restricted stock units and stock-settled stock appreciation rights in the aggregate.

        The ISG common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and one warrant to purchase common stock) are listed on The Nasdaq Stock Market under the symbols III for the common stock, IIIIW for the warrants and IIIIU for the units.

        The current mailing address of ISG's principal executive office is Information Services Group, Inc., Four Stamford Plaza, 107 Elm Street, Stamford, CT 06902, and its telephone number is (203) 517-3100.

Public Stockholders' Warrants

        Pursuant to the IPO, we sold 32,343,750 units. Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $6.00 per share.

        As of December 31, 2007, there were 32,066,150 IPO warrants outstanding. The warrants became exercisable on January 31, 2008 and will expire on January 31, 2011, unless earlier redeemed. Beginning January 31, 2008, we may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption if, and only if, the last sale price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

THE OFFERING

Shares Offered by the Company	32,066,150 shares of common stock, par value $0.001 per share that are issuable upon exercise of outstanding warrants issued in connection with the Company's initial public offering.
Warrant Exercise Price	$6.00 per share
Common Stock Outstanding as of December 31, 2007	31,365,711 shares
Common Stock to be Outstanding Assuming Exercise of All of the IPO Warrants Outstanding	63,431,861 shares
Use of Proceeds
The Company will receive up to an aggregate of approximately $192,396,900 from the exercise of the warrants, if they are exercised in full. The Company expects that any net proceeds from the exercise of the warrants will be used to fund additional repurchases of warrants and shares of common stock, for general corporate purposes and to fund working capital.
Nasdaq Trading Symbols:
Common Stock	III
Warrants	IIIIW
Units	IIIIU

RISK FACTORS

        An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to ISG

The loss of key executives could adversely affect our business.

        The success of our business is dependent upon the continued service of a relatively small group of our key executives consisting of Mr. Connors, our Chairman and Chief Executive Officer; Mr. Martell, Executive Vice President, Chief Financial Officer and Treasurer; Mr. Doppelt, Executive Vice President, General Counsel and Corporate Secretary; and Mr. Gould, Executive Vice President. Although we currently intend to retain our existing management and may enter into employment or other compensation arrangements with them, the terms of which have not yet been determined, we cannot assure you that such individuals will remain with us for the immediate or foreseeable future. We do not have employment contracts with any of our current executives. The unexpected loss of the services of one or more of these executives could adversely affect our business.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may have little or no value and the market for our warrants may be limited.

        No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure you that we will be able to do so. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire and we will not net-cash settle the warrants. Thus, our warrants may be deprived of any value. The market for our warrants may be limited, and the warrants may expire worthless. Even if warrant holders are not able to exercise their warrants because there is no current prospectus or the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we can exercise our redemption rights.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

        We may redeem the warrants issued as a part of our units (including warrants issued and outstanding as a result of the exercise of the purchase option that we agreed to sell to the underwriters in the IPO and the warrants sold in the private placement) at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days' prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. This might have an adverse effect on the market price of the common stock.

        Excluding 6.5 million warrants held directly or beneficially by the directors, officers and senior advisors of ISG and their affiliates (the "ISG Inside Stockholders"), outstanding redeemable warrants to purchase an aggregate of 32,066,150 shares of common stock became exercisable on January 31, 2008. Also, as part of the purchase consideration paid to MCP-TPI, ISG issued warrants exercisable beginning on November 16, 2008 into 5 million shares of ISG common stock at an exercise price of $9.18 per share. To the extent these warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. In addition, we sold to the underwriters in the IPO an option to purchase up to 1,406,250 units at $9.60 per unit. The exercise of this option, and the exercise of the warrants included in the units issuable upon the exercise of this option, would lead to further dilution and a potential increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

If the private placement prior to the IPO was not conducted in compliance with applicable law, the ISG Inside Stockholders may have the right to rescind the units purchased in the private placement.

        On January 31, 2007, we consummated a private placement of 6,500,000 warrants to the ISG Inside Stockholders. Although we believe that we conducted the private placement in accordance with applicable law, there is a risk that the warrants should have been registered under the Securities Act of 1933, as amended, and applicable blue sky laws, in which case the securities may have been issued in violation of Section 5 of the Securities Act of 1933, as amended, and such applicable blue sky laws. Although the ISG Inside Stockholders have waived their respective rights, if any, to rescind their warrant purchases as a remedy to our failure to register these securities, their waiver may not be enforceable in light of the public policy underlying federal and state securities laws. If the existing stockholders bring a claim against us and successfully assert rescission rights, we may be required to refund an aggregate of $6.5 million, plus interest, to them.

The pro forma financial statements are not an indication of the combined company's financial condition or results of operations following the acquisition.

        The pro forma financial statements contained in this registration statement are not an indication of the combined company's financial condition or results of operations following the acquisition. The pro forma financial statements have been derived from the historical financial statements of ISG and TPI and many adjustments and assumptions have been made regarding the combined company after giving effect to the acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the combined company following the acquisition may not be consistent with, or evident from, these pro forma financial statements.

        In addition, the actual earnings per share, which is referred to as EPS, of the combined company following the acquisition may decrease below that reflected in the pro forma financial information for several reasons. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the combined company's actual EPS following the acquisition. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Our officers, directors and senior advisors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could impact our ability to consummate a business combination.

        None of our officers, directors and senior advisors is required to commit his full time to our business and, accordingly, our officers, directors and senior advisors may have conflicts of interest in allocating management time among various business activities.

Some of our officers, directors and senior advisors are currently affiliated with entities which may have existing or potential interests in our target industry engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented.

        In the course of their other business activities, our officers, directors and senior advisors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

To complete the acquisition, we incurred a substantial amount of debt, which may limit our ability to fund general corporate requirements and obtain additional financing, limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic and industry conditions.

        We incurred a substantial amount of indebtedness to finance the proposed acquisition, transaction costs, deferred underwriting fees and our operations after the acquisition. On November 16, 2007, our wholly-owned subsidiary International Consulting Acquisition Corp. ("ICAC") entered into a senior secured credit facility comprised of a $95.0 million term loan facility and a $10.0 million revolving credit facility. On November 16, 2007, ICAC borrowed $95.0 million under the term loan facility to finance the purchase price for our acquisition of TPI and to pay transaction costs. As a result of the substantial fixed costs associated with the debt obligations, we expect that:

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  a decrease in revenues will result in a disproportionately greater percentage decrease in earnings;

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  we may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase;

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  we may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures;

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  we may not have sufficient liquidity to respond to business opportunities, competitive developments and adverse economic conditions; and

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  our results of operations will be adversely affected if interest rates increase because, based on a full draw of $95.0 million of term loans, a one percent increase in interest rates would result in an after-tax impact on earnings of approximately $530,000 per year.

        These debt obligations may also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our indebtedness under the senior secured revolving credit facility is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of our indebtedness under the senior secured revolving credit facility restrict our ability to take certain actions, including the incurrence of additional indebtedness, mergers and acquisitions, investments and asset sales. Our ability to pay the fixed costs associated with our debt obligations will depend on our operating performance and cash flow, which in turn depend on general economic conditions and the advisory services market. A failure to pay interest or indebtedness when due could result in a variety of adverse consequences, including the acceleration of our indebtedness. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness or otherwise cover our fixed costs.

We may fail to realize the cost reductions and productivity improvements we estimate following consummation of the TPI acquisition.

        ISG's management may not be able to achieve estimated cost reductions and productivity improvements following consummation of the TPI acquisition. ISG's plan for achieving these cost reductions and productivity improvements is expected to be implemented over a 12 to 15 month period following consummation of the TPI acquisition. If our estimates turn out to be incorrect, the anticipated cost savings and productivity improvements may not be realized fully or at all, or may take longer to realize than expected.

Risks Related to TPI's Business

The rate of growth in sourcing activity and/or the use of technology in business may fall significantly below the levels that TPI currently anticipates.

        TPI's business is dependent upon continued growth in sourcing activity, the use of technology in business by its clients and prospective clients and the continued trend towards sourcing of complex information technology and business process tasks by large and small organizations. If sourcing diminishes as a management and operational tool, or if the growth in the use of technology slows down, or if the cost of sourcing alternatives rises, TPI's business could suffer. Companies that have already invested substantial resources in developing in-house information technology and business process functions may be particularly reluctant or slow to move to a sourcing solution that may make some of their existing personnel and infrastructure obsolete.

TPI's engagements may be terminated, delayed or reduced in scope by clients at any time.

        TPI's clients may decide at any time to abandon, postpone and/or to reduce TPI's involvement in a transaction. TPI's engagements can therefore terminate, or the scope of TPI's responsibilities may diminish with limited advance notice. If an engagement is terminated, delayed or reduced unexpectedly, the TPI professionals working on the engagement could be underutilized until TPI assigns them to other projects. Accordingly, the termination or significant reduction in the scope of a single large engagement, or multiple smaller engagements, could harm TPI's business results.

TPI's operating results may fluctuate significantly from period to period as a result of factors outside of its control.

        TPI expects its revenues and operating results to vary significantly from accounting period to accounting period due to factors including:

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  fluctuations in revenues earned on contracts;

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  commencement, completion or termination of contracts during any particular period;

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  additions and departures of key advisors;

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  transitioning of advisors from completed projects to new engagements;

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  seasonal trends;

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  the introduction of new services by TPI or its competitors;

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  changes in fees, pricing policies or compensation arrangements by TPI or its competitors;

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  strategic decisions by TPI, its clients or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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  global economic and political conditions and related risks, including acts of terrorism; and

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  conditions in the travel industry that could prevent its advisors from traveling to client sites.

TPI depends on project-based advisory engagements and its failure to secure new engagements could lead to a decrease in its revenues.

        Advisory engagements typically are project-based. TPI's ability to attract advisory engagements is subject to numerous factors, including the following:

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  delivering consistent, high-quality advisory services to its clients;

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  tailoring its advisory services to the changing needs of its clients;

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  matching the skills and competencies of its advisory staff to the skills required for the fulfillment of existing or potential advisory engagements; and

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  maintaining a global business operation.

        Any material decline in TPI's ability to secure new advisory arrangements could have an adverse impact on its revenues and financial condition.

TPI may not be able to maintain its existing services and products.

        TPI operates in a rapidly evolving market, and its success depends upon its ability to deliver high quality advice and analysis to its clients. Any failure to continue to provide credible and reliable information and advice that is useful to its clients could have a significant adverse effect on future business and operating results. Further, if TPI's advice proves to be materially incorrect and the quality of service is diminished, TPI's reputation may suffer and demand for its services and products may decline. In addition, TPI must continue to improve its methods for delivering its products and services in a cost-effective manner.

TPI may not have the ability to develop and offer the new services and products that it needs to remain competitive.

        TPI's future success will depend in part on its ability to offer new services and products. To maintain its competitive position, TPI must continue to enhance and improve its services and products, develop or acquire new services and products in a timely manner, and appropriately position and price new services and products relative to the marketplace and its costs of producing them. These new services and products must successfully gain market acceptance by addressing specific industry and business sectors and by anticipating and identifying changes in client requirements. The process of researching, developing, launching and gaining client acceptance of a new service or product, or assimilating and marketing an acquired service or product, is risky and costly. TPI may not be able to introduce new, or assimilate acquired, services and products successfully. Any failure to achieve successful client acceptance of new services and products could have an adverse effect on TPI's business results.

TPI may fail to anticipate and respond to market trends.

        TPI's success depends in part upon its ability to anticipate rapidly changing technologies and market trends and to adapt its advice, services and products to meet the changing sourcing advisory needs of its clients. The range of sourcing options and number of service providers is expanding. This expansion is generating complexity in the industry which adds opportunity and risk to TPI's business. TPI's clients regularly undergo frequent and often dramatic changes. That environment of rapid and continuous change presents significant challenges to TPI's ability to provide its clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to respond to developments, technologies, and trends in a manner that meets market needs could have an adverse effect on its business results.

TPI may be unable to protect its important intellectual property rights.

        TPI relies on copyright and trademark laws, as well as nondisclosure and confidentiality arrangements, to protect its proprietary rights in its methods of performing its services and its tools for analyzing financial and other information. There can be no assurance that the steps TPI has taken to protect its intellectual property rights will be adequate to deter misappropriation of TPI's rights or that TPI will be able to detect unauthorized use and take timely and effective steps to enforce its rights. If substantial and material unauthorized uses of TPI's proprietary methodologies and analytical tools were to occur, TPI may be required to engage in costly and time-consuming litigation to enforce its rights. There can be no assurance that TPI would prevail in such litigation. If others were able to use its intellectual property or were to independently develop TPI's methodologies or analytical tools, TPI's ability to compete effectively and to charge appropriate fees for its services may be adversely affected.

TPI faces competition and its failure to compete successfully could materially adversely affect its results of operations and financial condition.

        The market for TPI's sourcing advisory services is competitive, highly fragmented and subject to rapid change. TPI faces competition from many other providers of advisory and sourcing services ranging from large organizations to small firms and independent contractors that provide specialized services. TPI's competitors include any firm that provides sourcing advisory services, which may include a variety of consulting firms, service providers, niche sourcing advisors, strategy and law firms and, potentially, advisors currently or formerly employed by TPI. Some of TPI's competitors have significantly more financial and marketing resources, larger professional staffs, closer client relationships, broader geographic presence or more widespread recognition than TPI.

        In addition, limited barriers to entry exist in the markets in which TPI does business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources. There can be no assurance that TPI will be able to successfully compete against current and future competitors and its failure to do so could result in loss of market share, diminished value in its products and services, reduced pricing and increased marketing expenditures. Furthermore, it may not be successful if it cannot compete effectively on quality of advice and analysis, timely delivery of information, client service, the ability to offer services and products to meet changing market needs for information, analysis, or price.

TPI relies heavily on key members of its management team.

        TPI is dependent on its management team. ISG has entered into subscription and non-competition agreements with a number of these key management personnel. If any of the covenants contained in the subscription and non-competition agreements are violated, the key management personnel will forfeit their ISG shares (or the after-tax proceeds if the shares have been sold). In addition, in connection with the closing of the acquisition of TPI, ISG issued restricted stock units (RSUs) and stock appreciation rights (SARs) to key TPI employees. Vesting rights in the RSUs and SARs are subject to compliance with restrictive covenant agreements. Vested and unvested RSUs and SARs will be forfeited upon any violation of the restrictive covenant agreements. Despite the non-competition and restrictive covenant agreements, TPI may not be able to retain these managers, and may not be able to enforce the non-competition and restrictive covenants. If TPI were to lose a number of key members of its management team and were unable to replace these people quickly, TPI could have difficulty maintaining its growth and certain key relationships with large clients.

TPI depends upon its ability to attract, retain and train skilled advisors and other professionals.

        TPI's business involves the delivery of advisory services. Therefore, its continued success depends in large part upon its ability to attract, develop, motivate, retain and train skilled advisors and other professionals who have advanced information technology and business processing domain expertise, financial analysis skills, project management experience and other similar abilities. TPI does not have non-competition agreements with many non-executive advisors. Consequently, these advisors could resign and join one of TPI's competitors or provide sourcing advisory services to TPI's clients through their own ventures.

        TPI must also recruit staff globally to support its services and products. TPI faces competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that TPI attempts to hire may be subject to non-compete agreements that could impede TPI's short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in TPI's business could adversely affect the quality of its products and services, and its future business and operating results.

TPI may have agreements with certain clients that limit the ability of particular advisors to work on some engagements for a period of time.

        TPI provides services primarily in connection with significant or complex sourcing transactions and other matters that provide potential competitive advantage and/or involve sensitive client information. TPI's engagement by a client occasionally precludes it from staffing certain advisors on new engagements because the advisors have received confidential information from a client who is a competitor of the new client. Furthermore, it is possible that TPI's engagement by a client could preclude it from accepting engagements with such client's competitors because of confidentiality concerns.

In many industries in which TPI provides sourcing advisory services there has been a trend toward business consolidations and strategic alliances that could limit the pool of potential clients.

        Consolidations and alliances reduce the number of potential clients for TPI's services and products and may increase the chances that it will be unable to continue some of its ongoing engagements or secure new engagements.

TPI's revenue could be adversely affected by the loss of a significant client or the failure to collect a large account receivable.

        TPI derives a significant portion of its revenues from its top 20 clients. TPI provides services to various business units of a single client, which collectively account for over 10% of TPI's total annual revenue. During 2007, TPI expects the percentage of revenue attributable to this single client to decrease, due in part to the divestiture of a significant portion of its business on December 1, 2006. Client engagements could be terminated or the scope of each engagement could be reduced at any time. If a large engagement is terminated or the scope of the engagement is reduced, TPI's revenues would be adversely affected. Furthermore, if TPI does not continue to retain or obtain a significant number of clients each year, its business, financial condition and results of operations could suffer. TPI's 20 largest clients accounted for approximately 52% in 2005 and 63% in 2006. In general, the volume of work TPI performs for any particular client varies from year to year, and a major client from one year may not retain TPI in subsequent years. In addition, if TPI fails to collect a large account receivable, it could adversely affect our financial results.

TPI's international operations expose it to a variety of risks which could negatively impact its future revenue and growth.

        Approximately 35% of TPI's revenues for 2006 and 29% for 2005 were derived from sales outside of North America. TPI's operating results are subject to the risks inherent in international business activities, including:

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  tariffs and trade barriers;

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  regulations related to customs and import/export matters;

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  restrictions on entry visas required for TPI's advisors to travel and provide services;

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  tax issues, such as tax law changes and variations in tax laws as compared to the United States;

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  cultural and language differences;

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  an inadequate banking system;

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  foreign exchange controls;

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  restrictions on the repatriation of profits or payment of dividends;

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  crime, strikes, riots, civil disturbances, terrorist attacks and wars;

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  nationalization or expropriation of property;

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  law enforcement authorities and courts that are inexperienced in commercial matters; and

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  deterioration of political relations with the United States.

        Air travel, telecommunications and entry through international borders are all vital components of TPI's business. If a terrorist attack similar to 9/11 were to occur, TPI's business could be disproportionately impacted because of the disruption a terrorist attack causes on these vital components.

        TPI intends to continue to expand its global footprint in order to meet its clients' needs. This may involve expanding into countries beyond those in which it currently operates. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As TPI expands its business into new countries, regulatory, personnel, technological and other difficulties may increase its expenses or delay its ability to start up operations or become profitable in such countries. This may affect its relationships with its clients and could have an adverse affect on TPI's business.

Currency exchange rate fluctuations in various currencies in which TPI does business could have a material adverse effect on its business, results of operations and financial condition.

        TPI does business and generates sales outside the U.S. It is expected that TPI's international revenues will grow significantly as European and Asian markets adopt sourcing solutions. Foreign currency fluctuations may affect the translation of our financial results in U.S. dollars as well as the costs that TPI incurs in such international operations. Significant currency fluctuations could increase our costs and could harm our results of operations.

TPI may be subject to claims for substantial damages by its clients arising out of disruptions to their businesses or inadequate service, and TPI's insurance coverage may be inadequate.

        Most of TPI's service contracts with clients contain service level and performance requirements, including requirements relating to the quality of its services. Failure to consistently meet service requirements of a client or errors made by TPI employees in the course of delivering services to its clients could disrupt the client's business and result in a reduction in revenues or a claim for damages against TPI. Additionally, TPI could incur liability if a process it manages for a client were to result in internal control failures or impair its client's ability to comply with its own internal control requirements.

        Under TPI's service agreements with its clients, its liability for breach of its obligations is generally limited to actual damages suffered by the client and is typically capped at the greater of an agreed amount or the fees paid or payable to it under the relevant agreement. These limitations and caps on liability may be unenforceable or otherwise may not protect TPI from liability for damages. In addition, certain liabilities, such as claims of third parties for which TPI may be required to indemnify its clients or liability for breaches of confidentiality, are generally not limited under those agreements. Although TPI has commercial general liability insurance coverage, the coverage may not continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against TPI that exceed available insurance coverage, or changes in TPI's insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on TPI's business.

TPI could be liable to its clients for damages and subject to liability and its reputation could be damaged if its client data is compromised.

        TPI may be liable to its clients for damages caused by disclosure of confidential information. TPI is often required to collect and store sensitive or confidential client data in order to perform the services it provides under its contracts. Many of its contracts do not limit its potential liability for breaches of confidentiality. If any person, including any of its current or former employees, penetrates TPI's network security or misappropriates sensitive data or if it does not adapt to changes in data protection legislation, TPI could be subject to significant liabilities to its clients or to its clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client data, whether through breach of TPI's processes, systems or otherwise, could also damage its reputation and cause TPI to lose existing and potential clients. TPI may also be subject to civil actions and criminal prosecution by government or government agencies for breaches relating to such data. TPI's insurance coverage for breaches or mismanagement of such data may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against it.

Client restrictions on the use of client data could adversely affect TPI's activities.

        The majority of the data TPI uses to populate its databases comes from its client engagements. The insight sought by clients from TPI relates to the contractual data and terms, including pricing and costs, to which TPI has access in the course of assisting its clients in the negotiation of its sourcing agreements. Data obtained through the course of its engagements with clients who agree to contractual provisions permitting TPI to consolidate and disclose such information is entered into TPI's databases. If TPI were unable to consolidate and disclose key data from previous client engagements, its business, financial condition and results of operations could be adversely affected.

TPI may not be able to maintain the equity in its brand name.

        TPI has operated under the brand "TPI" for several years and has applications pending for formal registration of that trademark. There are other entities providing advisory and similar technology-related services that use "Technology Partners" as or as part of their names. There can be no assurance that the resulting confusion and lack of brand-recognition in the marketplace created by this situation will not adversely affect TPI's business.

        Nevertheless, TPI believes that its "TPI" brand, including its independence, is critical to its efforts to attract and retain clients and staff and that the importance of brand recognition will increase as competition increases. TPI may expand its marketing activities to promote and strengthen the TPI brand and may need to increase its marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If TPI fails to effectively promote and maintain the TPI brand, or incur excessive expenses in doing so, its future business and operating results could be adversely impacted.

FORWARD-LOOKING STATEMENTS

        ISG believes that some of the information in this prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they:

  •
  discuss future expectations;

  •
  contain projections of future results of operations or financial condition; or

  •
  state other "forward-looking" information.

        These forward-looking statements include, but are not limited to, statements relating to:

  •
  ability to retain existing clients and contracts;

  •
  ability to win new clients and engagements;

  •
  ability to implement selected cost reductions and productivity improvements;

  •
  beliefs about future trends in the sourcing industry;

  •
  expected spending on sourcing services by clients;

  •
  foreign currency exchange rates;

  •
  the effective tax rate; and

  •
  competition in the sourcing industry.

        ISG believes it is important to communicate its expectations to its stockholders. However, there may be events in the future that ISG is not able to predict accurately or over which it has no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

  •
  the amount of cash on hand;

  •
  business strategy;

  •
  cost reductions and productivity improvements may not be fully realized or realized within the expected time frame;

  •
  continued compliance with government regulations;

  •
  legislation or regulatory environments, requirements or changes adversely affecting the business in which TPI and/or ISG is engaged;

  •
  fluctuations in client demand;

  •
  management of rapid growth;

  •
  ability to grow the business and effectively manage growth and international operations while maintaining effective internal controls;

  •
  TPI's relative dependence on a single client;

  •
  ability to hire and retain enough qualified employees to support operations;

  •
  increases in wages in locations in which TPI has operations;

  •
  ability to retain senior management;

  •
  fluctuations in exchange rates between the U.S. dollar and various foreign currencies;

  •
  ability to attract and retain clients and the ability to develop and maintain client relationships based on attractive terms;

  •
  legislation in the United States or elsewhere that adversely affects the performance of sourcing services offshore;

  •
  increasing competition in the sourcing industry;

  •
  telecommunications or technology disruptions or breaches, or natural or other disasters;

  •
  ability to protect ISG and TPI's intellectual property and the intellectual property of others;

  •
  the international nature of TPI's business;

  •
  political or economic instability in countries where TPI has operations;

  •
  worldwide political, economic and business conditions; and

  •
  ability to successfully consummate or integrate strategic acquisitions.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

        All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

        This prospectus also contains forward-looking statements attributed to third parties relating to their estimates of the growth of our markets. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review the risks and uncertainties we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where you can find more information".

USE OF PROCEEDS

        We will receive up to an aggregate of approximately $192,396,900 from the exercise of the warrants, if they are exercised in full. We expect that any net proceeds from the exercise of the warrants will be used to fund additional repurchases of warrants or shares of common stock, for general corporate purposes and to fund working capital.

PLAN OF DISTRIBUTION

        Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company.

PRICE RANGE OF OUR SECURITIES

        On February 1, 2007, our units began trading on the American Stock Exchange under the symbol "III.U". Each of our units consists of one share of common stock and one warrant. On February 12, 2007, the common stock and warrants underlying our units began to trade separately on the American Stock Exchange under the symbols "III.WS" and "III", respectively. Our securities were traded on the American Stock Exchange until January 31, 2008.

        On February 1, 2008, our units, common stock and warrants began trading on The Nasdaq Stock Market under the symbols "IIIIU", "III" and "IIIIW", respectively. The following sets forth the high and low closing sales price of our units, common stock and warrants, as reported on the American Stock Exchange or The Nasdaq Stock Market for the periods shown:

Units

Quarter Ended	High	Low
March 31, 2007 (since February 1, 2007)	$8.15	$8.00
June 30, 2007	$8.79	$8.05
September 30, 2007	$8.76	$8.16
December 31, 2007	$8.95	$6.55
March 31, 2008 (until February 1, 2008)	$7.65	$6.35

Common Stock

Quarter Ended	High	Low
March 31, 2007 (since February 12, 2007)	$7.54	$7.26
June 30, 2007	$8.30	$7.40
September 30, 2007	$7.84	$7.50
December 31, 2007	$7.87	$6.14
March 31, 2008 (until February 1, 2008)	$6.35	$5.61

Warrants

Quarter Ended	High	Low
March 31, 2007 (since February 12, 2007)	$0.80	$0.56
June 30, 2007	$1.10	$0.60
September 30, 2007	$1.04	$0.73
December 31, 2007	$1.30	$0.52
March 31, 2008 (until February 1, 2008)	$0.85	$0.57

        On February 1, 2008, the last reported sale price for our units, common stock and warrants on The Nasdaq Stock Market was $6.35 per unit, $6.06 per share and $0.70 per warrant, respectively.

        As of December 31, 2007, there were one holder of record of ISG units, eight holders of record of ISG common stock and one holder of record of ISG warrants.

DIVIDEND POLICY

        ISG has not paid any dividends on our common stock to date. It is the current intention of ISG's Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. The payment of dividends in the future will be within the discretion of our then Board of Directors and will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.

DILUTION

        If holders of warrants exercise their warrants to purchase shares of our common stock, their interests will be diluted immediately to the extent of the difference between the exercise price per share of our common stock and the as adjusted net tangible book value per share of our common stock assuming all outstanding IPO warrants are exercised. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

        As of September 30, 2007, our net tangible book value was a deficiency of approximately $19,990,000, or $0.64 per share of common stock. After giving effect to this offering's sale of 32,066,150 shares of common stock underlying the outstanding IPO warrants, our pro forma net tangible book value would have been approximately $172,407,000, or $2.72 per share, representing an immediate increase in net tangible book value of $3.36 per share.

        The following table illustrates this per share dilution:

Exercise per share price		$6.00
Net tangible book value per share before warrant exercises	$(0.64)
Increase in net tangible book value per share attributable to warrant exercises	$3.36

As adjusted net tangible book value per share after warrant exercises		$2.72

Dilution per share to existing warrant holders		$3.28

SELECTED HISTORICAL FINANCIAL INFORMATION OF ISG

        The statement of operations data for the period from July 20, 2006 (inception) through December 31, 2006 and the balance sheet data as of December 31, 2006 have been derived from ISG's audited financial statements included elsewhere in this registration statement. The statement of operations data for the nine months ended September 30, 2007 and the balance sheet data as of September 30, 2007 have been derived from ISG's unaudited financial statements included elsewhere in this registration statement. The following selected financial and other operating data should be read in conjunction with ISG's financial statements and the related notes to those statements included elsewhere in this registration statement. Interim results are not necessarily indicative of results for the full fiscal year and historical results are not necessarily indicative of results to be expected in any future period.

	For the Period July 20, 2006 (inception) to December 31, 2006	Nine Months Ended September 30, 2007
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—
Operating expenses:
Formation, general and administrative	51	782

Operating loss	(51)	(782)
Interest and dividend income	—	8,649
Interest expense	(4)	(3)

Income (loss) before taxes	(55)	7,864
Income tax provision	—	(3,034)

Net income (loss)	$(55)	$4,830

Cash Flow Data:
Cash provided by (used in):
Operating activities	$(47)	$4,556
Investing activities	$(48)	$(257,005)
Financing activities	$184	$254,396
Balance Sheet Data: (end of period)
Cash and cash equivalents	$89	$2,035
Total Assets (including amounts held in Trust Fund)	$817	$260,084
Total stockholders' equity (deficit)	$(49)	$199,851
Weighted Average Shares Outstanding:
Basic and Diluted	7,095,560	36,148,897
Income (Loss) per Share:
Basic and Diluted	$(0.01)	$0.12

ISG MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the historical financial statements and the related notes. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in our filings with the SEC.

Overview

        ISG was formed on July 20, 2006 for the purpose of acquiring, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, one or more domestic and/or foreign operating businesses. On April 24, 2007, ISG entered into the Purchase Agreement to acquire TPI from MCP-TPI, and on November 16, 2007, ISG consummated the TPI acquisition.

        Pursuant to the TPI acquisition, ISG paid $230 million plus warrants exercisable into 5 million shares of ISG common stock at an exercise price of $9.18 per share (collectively, the "Purchase Price"). The warrants will be exercisable at any time after the first anniversary of the closing and will expire on the fifth anniversary of the closing. In addition, ISG paid MCP-TPI in cash an amount equal to the normalized cash and cash equivalents of TPI on April 23, 2007, which the parties agreed was equal to $5 million. MCP-TPI simultaneously applied a portion of the Purchase Price to pay off TPI's indebtedness in full. There was no working capital or other post-closing purchase price adjustment. The cash generated by TPI between April 24, 2007 and the closing remained in TPI for the benefit of ISG.

        Since our IPO and until the closing of the TPI acquisition, we were actively engaged in sourcing a suitable business combination candidate. We met with target companies, service professionals and other intermediaries to discuss our company, the background of our management and our combination preferences. In the course of these discussions, we spent time explaining the capital structure of the IPO and the combination approval process.

Results of Operations and Known Trends or Future Events

        Except for the consummation of our IPO and our private placement and the closing of the TPI acquisition, we neither engaged in any operations nor generated any revenues up to November 16, 2007. Since our inception through November 16, 2007, our only activities were organizational activities and those necessary to prepare for our IPO, and thereafter, certain activities related to pursuing a target business. We did not generate any operating income until the closing of the TPI acquisition. Prior to the closing of the TPI acquisition, we generated non-operating income in the form of interest income on the cash held in our trust account.

        For the three and nine months ended September 30, 2007, we had net income of approximately $2,169,000 and $4,830,000, respectively, comprised of $3,394,000 and $8,649,000, respectively, of interest income primarily related to the cash held in our trust account less expenses of $1,225,000 and $3,816,000, respectively.

Liquidity and Capital Resources

        For the nine month period ended September 30, 2007, net cash provided by operating activities was approximately $4,556,000. Net income of approximately $4,830,000 resulted from interest income primarily earned from proceeds held in the trust account. During this period, we paid approximately $355,000 for director and officer liability insurance extending over a two-year period.

        Cash flows used in investing activities for the nine months ended September 30, 2007 were approximately $257,005,000. As discussed below in more detail, $254,050,000 of the proceeds of the IPO was placed in a trust account. During this period, approximately $8,613,000 of interest was earned on the balance in the trust account of which $3,000,000 was distributed for operations and $3,243,000 was paid for income and franchise taxes.

        Prior to January 1, 2007, approximately $48,000 was used in investing activities related to the purchase of computer and communication equipment.

        For the period July 20, 2006 (inception) to December 31, 2006, approximately $184,000 of cash was provided by financing activities. We received proceeds of $250,000 from Oenoke Partners, LLC, one of our stockholders and an affiliate of our officers, and net proceeds of approximately $5,000 related to the issuance of stock to the initial shareholders.

        On August 11, 2006, we filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for an IPO of our units. On January 31, 2007, the Registration Statement relating to the IPO of our units was declared effective by the Securities and Exchange Commission, and on February 6, 2007, we consummated the IPO and the private placement and received proceeds of $265,250,000.

        The net proceeds from our IPO and the private placement, after deducting offering expenses of approximately $10,700,000, including underwriting discount (other than the deferred underwriters' discount of $8,262,500), were $254,550,000. Of this amount, $254,050,000 was placed in the trust account and the remaining $500,000 was available to fund our operating expenses. We used $7,096,613 of the proceeds held in the trust account to pay the deferred underwriting discount and $3,000,000 of the interest earned on the trust account (net of taxes payable on such interest) to satisfy operating expenses, and the remaining proceeds were held in the trust account to acquire a target business, including the expenses of identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination.

        On March 15, 2007, we used funds held outside of the trust account to repay $250,000 of loans, together with interest which accrued at a rate of 5% per annum, to Oenoke Partners, LLC, one of our stockholders and an affiliate of our officers.

        Contemporaneously with the consummation of the IPO, we issued to the underwriters, in exchange for consideration of $100, an option to purchase up to an aggregate of 1,406,250 units. The exercise price for the units issuable upon exercise of the underwriters' unit purchase option is $9.60 per unit, and the units underlying the underwriters' unit purchase option are identical to the units issued to the public in connection with the IPO, except that the exercise price for the warrants underlying the units is $7.50 per share.

        As of September 30, 2007, we had approximately $2,036,000 in cash held outside of the trust account available to fund the expenses of consummating the acquisition. We utilized this cash and additional funds from the trust fund for (1) legal, accounting, due diligence and other expenses related to the acquisition, (2) rent for office space and other administrative expenses through the estimated closing date of the acquisition and (3) miscellaneous expenses.

        At the special meeting of ISG stockholders held on November 13, 2007, our public stockholders had the right to have their shares converted to cash in an amount equal to the applicable conversion price prior to the approval the TPI acquisition. The conversion rights did not apply to shares outstanding prior to the IPO. The actual per-share conversion price was equal to the amount in the trust account, including a pro rata share of the deferred underwriting discount and net of (i) income taxes payable on the interest income on the trust account and (ii) up to $3 million of interest income earned on the trust account balance, net of income taxes payable on this amount, released to us to fund working capital requirements, each calculated as of two business days prior to the consummation of the actual business combination, divided by the number of shares sold in the IPO.

        On November 16, 2007, we consummated the TPI acquisition. We received $225,472,566 from the trust account following deductions for payments to stockholders electing to convert their shares into a portion of the trust account. We used these proceeds from the trust account to finance the TPI acquisition; fund our unit, share and/or warrant repurchase program; pay the deferred underwriters' discount; and for general corporate purposes.

        In connection with the acquisition of TPI, International Consulting Acquisition Corp., a wholly-owned indirect subsidiary of ISG (the "Borrower"), entered into a senior secured credit facility comprised of a $95.0 million term loan facility and a $10.0 million revolving credit facility. On November 16, 2007, the Borrower borrowed $95.0 million under the term loan facility to finance a portion of the purchase price for the TPI acquisition and to pay transaction costs. The material terms of the senior secured credit facility are as follows:

  •
  Each of the term loan facility and the revolving credit facility has a maturity date of November 16, 2014.

  •
  The credit facility is secured by all of the equity interests owned by the newly formed holding company of the Borrower, International Advisory Holdings Corp. ("Holdings") and its direct and indirect domestic subsidiaries and, subject to agreed exceptions, its direct and indirect "first-tier" foreign subsidiaries and a perfected first priority security interest in all of Holdings' and its direct and indirect domestic subsidiaries' tangible and intangible assets.

  •
  Holdings and the Borrower's direct and indirect subsidiaries and existing and future wholly-owned domestic subsidiaries serve as guarantors to the Borrower's obligations under the senior secured facility.

  •
  At the Borrower's option, the credit facility bears interest at a rate per annum equal to either (i) the "Base Rate" (which is the higher of (a) the rate publicly announced from time to time by the administrative agent as its "prime rate" and (b) the Federal Funds Rate plus 0.5% per annum), plus the applicable margin (as defined below) or (ii) Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent, plus the applicable margin. The applicable margin shall be a percentage per annum equal to 2.5% for the term loans and the revolving loans maintained as Base Rate loans or 3.5% for the term loans and revolving loans maintained as Eurodollar loans.

  •
  During the first 6 3/4 years following the closing date, annual amortization of the term loan shall be required in an annual amount equal to one percent of the initial aggregate principal amount of the term loans payable quarterly in arrears, with the balance payable on the maturity date.

  •
  Mandatory repayments of term loans shall be required from (subject to agreed exceptions) (i) 100% of the proceeds from asset sales by Holdings and its subsidiaries, (ii) 100% of the net proceeds from issuances of debt by Holdings and its subsidiaries, (iii) so long as the total leverage ratio is 3.0 to 1.0 or higher, 50% of annual excess cash flow of Holdings and its subsidiaries and (iv) 100% of the net proceeds from insurance recovery and condemnation events of Holdings and its subsidiaries.

  •
  The senior secured credit facility contains a number of covenants that, among other things, place restrictions on matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens, fundamental changes, sales or dispositions of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, dividends and other payments in respect of capital stock, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions and changes in line of business. In addition, the Borrower is required to comply with a total leverage ratio.

  •
  The senior secured credit facility contains customary events of default, including cross-default to other material agreements, judgment default and change of control.

We have not been in violation of any debt covenants.

Off-Balance Sheet Arrangements

        Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity.

Critical Accounting Policies and Accounting Estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have determined that we currently are not subject to any critical accounting policies.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TPI

        The financial information for each of the five years in the period ended December 31, 2006 was derived from TPI's audited financial statements. The financial information for the nine months ended September 30, 2006 and 2007 was derived from TPI's unaudited interim financial statements. TPI's unaudited interim financial statements reflect all adjustments necessary to state fairly their financial position at September 30, 2006 and 2007 and their income and cash flows for the nine months ended September 30, 2006 and 2007. Interim results are not necessarily indicative of results for the full year and historical results are not necessarily indicative of results to be expected in any future period. The selected financial information set forth below should be read in conjunction with "TPI Management's Discussion and Analysis of Financial Condition and Results of Operations" and its audited year-end and unaudited interim financial statements.

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Statement of Operations Data:
Revenue	$63,980	$72,114	$97,150	$146,128	$161,503	$123,335	$129,503

Operating expenses:
Direct costs and expenses for advisors	37,982	43,526	58,493	83,690	95,562	72,171	77,465
Selling, general, and administrative	21,437	20,496	30,174	45,100	50,586	39,372	38,642
Depreciation and amortization	764	836	829	1,930	2,436	1,817	1,616

Operating income	3,797	7,256	7,654	15,408	12,919	9,975	11,780
Interest income	22	15	20	44	108	34	179
Interest expense	(38)	(51)	(1,643)	(3,398)	(3,821)	(2,882)	(2,741)
Loss on extinguishment of debt	—	—	—	—	(527)	(527)	—
Foreign currency transaction gain (loss)	193	399	334	(411)	(136)	(86)	355

Income before taxes	3,974	7,619	6,365	11,643	8,543	6,515	9,573
Income tax provision(1)	(570)	(385)	(1,806)	(5,176)	(3,457)	(2,606)	(3,966)

Net income	$3,404	$7,234	$4,559	$6,467	$5,086	$3,909	$5,607

Cash Flow Data:
Cash provided by (used in):
Operating activities	$6,628	$6,031	$6,166	$5,944	$3,437	$129	$(7,494)
Investing activities	$(656)	$(865)	$(1,668)	$(5,469)	$(777)	$(449)	$(968)
Financing activities	$(5,747)	$(4,607)	$(3,023)	$700	$261	$2,560	$1,887
Balance Sheet Data: (end of period)
Cash and cash equivalents	$2,856	$3,415	$4,889	$5,939	$9,454	$8,532	$3,274
Total assets	$13,235	$16,395	$26,467	$47,680	$48,821	$51,516	$56,700
Total stockholders' equity (deficit)	$3,181	$5,752	$(17,740)	$(7,519)	$572	$(1,388)	$7,102
Other Financial Data:
EBITDA(2)	$4,754	$8,491	$8,817	$16,927	$14,692	$11,179	$13,751

(1)
In June 2004, TPI completed a leveraged recapitalization and simultaneously elected to be taxed as a C Corporation. See Note 1 to TPI's consolidated financial statements.

(2)
As used herein, EBITDA means net income before (i) net interest expense, (ii) depreciation and amortization and (iii) income tax expense. We believe that EBITDA is a useful measure to stockholders of comparative operating performance, as it is less susceptible to variances in net income resulting from amortization of intangible assets and is therefore more reflective of changes in our revenue and cost drivers and other factors that affect operating performance. We believe that EBITDA provides a useful and appropriate perspective on the fundamental health of the Company's business operations unaffected by factors outside the control of operational management. Material limitations associated with the use of the measure as compared to net income primarily are that the cost of capital borrowed (interest expense), the cost of the consumption of intangible assets acquired in acquisitions (amortization expense) and the burden of paying income taxes are all excluded from EBITDA. EBITDA as defined herein is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with

  U.S. generally accepted accounting principles or as an alternative to cash flow provided by operating activities as a measure of liquidity. EBITDA may not be comparable to similarly titled measures used by other entities.

The following table provides a reconciliation of EBITDA to net income:

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Net income	$3,404	$7,234	$4,559	$6,467	$5,086	$3,909	$5,607
Interest expense, net	16	36	1,623	3,354	3,713	2,848	2,562
Depreciation and amortization	764	836	829	1,930	2,436	1,817	1,616
Income tax provision	570	385	1,806	5,176	3,457	2,606	3,966

EBITDA	$4,754	$8,491	$8,817	$16,927	$14,692	$11,179	$13,751

TPI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with the historical financial statements and the related notes. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in our filings with the SEC.

Overview

        TPI is a leading provider of fact-based sourcing advisory services dedicated to assisting major corporations and the public sector in reducing costs and increasing the efficiency of their information technology and business process operations. TPI is typically engaged by senior executives within these large enterprises to advise on and implement internal initiatives that reduce cost, provide new skills or capabilities, or prepare for future market opportunities such as mergers, divestitures, or new products. TPI provides its clients with operational assessments, strategic planning and contract negotiation services related to outsourcing, insourcing, offshoring and shared services initiatives. In addition, TPI assists in the implementation and governance of existing sourcing arrangements and provides analysis and support to ensure compliance with contractual obligations and return on investment. TPI employs a set of proprietary methodologies and databases in the delivery of its services. TPI does not provide outsourcing, insourcing, shared services or offshoring services and is therefore able to offer objective and independent advice to its clients.

        TPI's clients consist of members of the Forbes Global 2000. These companies generally have revenues exceeding $1 billion and represent a wide variety of industries. During 2006, TPI provided services to 240 clients. TPI estimates that these client engagements related to contracts accounting for approximately 25% of the total contract value ("TCV") of global commercial outsourcing contracts greater than $50 million awarded. TPI's revenues consist of professional fees for services rendered to clients plus reimbursement of out-of-pocket expenses. TPI's revenues have grown at a compound annual rate of 26% from 2002 to 2006.

        TPI employs billable advisors that typically have backgrounds with sourcing service providers, consulting or research firms or large organizations where they gained practical experience in implementing and managing sourcing arrangements. TPI's advisors average 20 years of experience in consulting, financial analysis, contract negotiations and operational service delivery. As of September 30, 2007, TPI employed 369 billable advisors, including Technical Specialists, Analysts, Advisors, Senior Advisors, Project Directors and Partners who are generally organized into specialist practice groups. TPI also currently employs 90 staff to provide financial, human resource, marketing, information technology and business operations support.

Factors Affecting Operating Results

        The sourcing industry has grown significantly over the past two decades as both the private and, more recently, the public sectors have increased their adoption of sourcing programs and the number of service providers and their range of service offerings have expanded. The principal industry trends and growth drivers affecting TPI operations and results are outlined below.

        Sourcing Industry Growth:    The strong and consistent growth of the overall sourcing industry, driven by the effects of globalization, increased competition, and labor cost increases and skill shortages in developed markets, continue to be a main growth driver for TPI. The sourcing industry consists principally of outsourced or offshored services related to information technology ("ITO") and business process operations ("BPO"). International Data Corporation ("IDC"), in a report published in April 2007, projects that demand for BPO services will grow during the period between 2006 and 2011 from

$179 billion to $283 billion, a compounded annual growth rate of 10%. During the same period, IDC projects ITO demand to grow from $467 billion to $620 billion, a compounded annual growth rate of 6%. According to a 2006 McKinsey report, the increase in the demand for offshored BPO and ITO services is expected to grow at an annual pace of 30% from 2005 to 2010. TPI estimates that the number of new sourcing arrangements with TCV greater than $50 million rose from 1,290 ($60.2 billion contract revenues) in 2003 to 1,789 ($69.9 billion contract revenues) for 2006. In addition, TPI estimates that the percentage of companies utilizing independent advisory support services for sourcing arrangements with a TCV greater than $200 million increased from 33% in 2004 to 48% in 2006.

        Offshoring:    TPI expects the increasing trend toward utilization of offshore delivery models (through captive centers, joint ventures and outsourcing) to play an increasing role in the growth of demand for TPI's services. Offshore service providers offer large and medium-sized organizations access to highly-skilled, cost effective resources in countries such as India, China, the Philippines, Romania, Bulgaria, Poland and Brazil. The increase in the number of offshore service providers (particularly those based in India) and the inherent complexity related to designing and implementing outsourced solutions are also potential long-term drivers of increased demand for TPI's services.

        Business Process Outsourcing:    The demand for sourcing of business processes related to human resources ("HRO"), finance and accounting ("F&A"), procurement and client care have increased significantly over the past five years. IDC estimates that the overall market for BPO is expected to increase at an annual compound rate of 10%.

        Knowledge Process Outsourcing ("KPO"):    KPO encompasses the outsourcing of certain expert knowledge-intensive work such as research, engineering, clinical trials, marketing/advertising and legal services. Certain companies challenged by high labor costs and lack of available skilled resources have increasingly adopted KPO solutions. KPO is an emerging trend that offers growth potential for TPI in the future.

        Service Management and Governance Services ("SM&G"):    According to McKinsey & Company, historically approximately half of all outsourcing transactions fail to fully realize expected cost or efficiency targets. Increasingly, companies are focused on optimizing their transition and post-transaction management of sourcing relationships. This has translated into a demand for TPI's SM&G services. In addition, as companies accelerate the use of "multi-sourcing" strategies (employing multiple service providers as part of a portfolio approach towards their service delivery needs), the demand for expert operational, contractual and financial management and governance across the service delivery spectrum is required, providing an opportunity for TPI.

        Industry and Middle-Market Expansion:    The majority of TPI revenues have historically come from the financial services and manufacturing industries. Over the past several years, TPI has experienced increasing demand for sourcing related services in the healthcare, media and energy industries, as well as in the public sector. Recently, an increased interest in sourcing solutions in the public sector has resulted in new contracts for TPI services. Based on this experience, TPI believes that demand from mid-sized companies ($500 million to $1 billion annual revenues) for sourcing services will increase as these companies seek to gain the greater operating efficiencies and cost control previously achieved by larger companies.

        Service Provider Contract Lengths:    TPI expects that the number of outsourcing contracts with a TCV above $50 million that will expire and need to be renegotiated will increase from 154 (with a value of $33 billion) in 2007 to 241 (with a value of $81 billion) in 2010. This will be driven both by the continued growth in underlying demand for sourcing services and the trend toward shorter contract durations. As companies gain more experience and sophistication with sourcing arrangements, contract durations and TCV have been trending downward. This trend has resulted in an increase in the absolute number of transactions (new contracts, remediation and renegotiations) that benefit from the use of reference data and sourcing expertise provided by sourcing advisors.

        New Geographies:    Sourcing strategies have been employed by U.S.-based companies extensively for some time to lower costs and improve service levels. Increasingly, companies based outside the U.S. have begun to adopt sourcing strategies. According to the TPI Index, during 2006, European companies negotiated 157 sourcing transactions with TCV greater than $50 million, up from 80 such transactions in 2002. TPI management expects Asian companies to progressively increase the use of sourcing arrangements. From 2006 to 2011, IDC estimates that the market for BPO services will grow in Europe and Asia-Pacific at a compound annual growth rate of 13% and 15%, respectively. Over the same time period, IDC forecasts the market for ITO services to increase 7% and 5% in Europe and Asia-Pacific, respectively.

        Expanding Use of Expert Advisors:    The increased number of available sourcing services and service providers has made implementing sourcing programs more complex. Furthermore, corporations are increasingly employing the use of "multi-sourcing," or a portfolio of third-party service providers and programs for regularly renewing incumbent relationships. As a result of these trends, organizations are increasingly seeking the assistance of independent advisors to guide them through all phases of the sourcing lifecycle, especially for large, complex transactions. TPI believes this represents a potential source of additional recurring demand for its services.

        Infrastructure Investments:    Over the past several years, the sourcing industry has increasingly become more global and mature in terms of service offerings and providers. To position TPI to capitalize on these trends, during 2005 and 2006, TPI developed products and services, launched new offices in Europe and Asia-Pacific, and implemented upgraded client and sales force management and financial systems. In addition, TPI has substantially expanded its brand-building and marketing activities. TPI management believes these investments have positioned TPI to leverage its current market position and grow more cost-efficiently in future periods; however, additional investments may be required to support current and emerging tends.

Financial Operations Overview

        A description of the components of TPI revenue and costs appears below followed by a discussion of TPI's financial condition and results of operations comparing the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, as well as the nine months ended September 30, 2007 and September 30, 2006. You should consider these components when reviewing TPI's consolidated financial statements and this discussion. You should read this section together with TPI's consolidated financial statements including the notes to those statements for the periods mentioned above.

  Revenue

        Revenues are generally derived from engagements priced on a time and materials basis. Revenues are recorded based on actual time worked and are recognized as the services are performed. Revenues related to materials (mainly out-of-pocket expenses such as airfare, lodging and meals) required during an engagement generally do not include a profit mark-up and can be charged and reimbursed discretely or as part of the overall fee structure. Invoices are issued to clients monthly. Standard terms of payment are net 30 days, and provisions for doubtful accounts are made based on specific management estimates. TPI engagements are occasionally conducted on a fixed price basis, typically in conjunction with smaller engagements related to market comparisons and benchmarks of costs and service levels. In the first nine months of 2007, 7% of total TPI revenues were contracted on a fixed price basis (the comparable figure for 2006 was 6%).

  Operating Expenses

        Approximately three-quarters of TPI's operating expenses are attributable to compensation, benefits and payroll taxes. Other significant costs include information technology, sales, marketing and communications expenses, travel and lodging, facilities and general administrative costs. A description of principal cost elements follows.

        Direct Costs:    Direct costs relate to the delivery of TPI services to clients, and consist primarily of salaries, bonuses, payroll taxes and benefits for revenue-generating professionals as well as fees paid to independent subcontractors. Compensation costs consist of a mix of fixed and variable salaries, annual bonuses, benefits and pension plan contributions. Bonus compensation is tied to annual company and individual performance targets, and is accrued monthly throughout the year based on management estimates of target achievement. Statutory and elective pension plans are offered to employees in each country. Direct costs also include employee taxes, health insurance, workers compensation and disability insurance.

        A portion of compensation expenses for certain billable employees are allocated between direct costs and selling and general and administrative costs based on relative time spent between billable and non-billable activities.

        Selling and General and Administrative ("SG&A") Expenses:    TPI's SG&A expenses consist of sales and marketing costs, training and professional development programs and general and administrative expenses.

        Sales and marketing costs consist principally of compensation expenses related to business development, proposal preparation and delivery and negotiation of new client contracts. Costs also include travel expenses relating to the pursuit of sales opportunities, expenses relating to hosting periodic client conferences, public relations activities, participation in industry conferences, industry relations, web site maintenance and business intelligence activities. TPI maintains a dedicated global marketing function responsible for developing and managing sales campaigns, brand promotion, the TPI Index and assembling proposals.

        TPI maintains a comprehensive program for training and professional development. Related expenses include product training, updates on new service offerings or methodologies and development of client project management skills. In addition, TPI holds periodic employee conferences in order to conduct internal training, facilitate networking and recognize promotions and superior performance. Also included in training and professional development are expenses associated with the development, enhancement and maintenance of our proprietary methodologies and tools and the systems that support them.

        General and administrative expenses consist principally of executive management compensation, allocations of billable employee compensation related to general management activities, IT infrastructure and costs for the finance, accounting, information technology and human resource functions. General and administrative costs also reflect continued investment associated with implementing and operating client and employee management systems. Inasmuch as TPI billable personnel operate primarily on client premises, all occupancy expenses are recorded as general and administrative.

  Depreciation and Amortization Expense

        TPI's fixed assets consist of furniture, fixtures, equipment (mainly personal computers) and leasehold improvements. Depreciation expense is generally computed by applying the straight-line method over the estimated useful lives of assets. TPI also capitalizes some costs associated with the purchase and development of internal-use software, system conversions and website development costs. These costs are amortized over the estimated useful life of the software or system.

        TPI amortizes its intangible assets (e.g. client relationships and databases) over their estimated useful lives. Goodwill related to acquisitions is not amortized and is subject to annual impairment testing.

  Other Income (Expense), Net

        Other income (expense) consists of the sum of interest income, interest expense and foreign currency transaction gains or losses.

  Foreign Exchange

        TPI generates revenue and incurs expenses in several different currencies. TPI does not operate in any countries subject to hyper-inflationary accounting treatment. TPI's most common transaction currencies are the U.S. Dollar, the British Pound, the Euro, and the Australian Dollar. For each of TPI's foreign subsidiaries, the functional currency is the local currency and operating results are translated into the U.S. Dollar (TPI's reporting currency) using the actual exchange rates in effect during the year. Since both the revenue and related expenses of TPI's foreign subsidiaries are typically denominated in the same local currencies, exchange rate fluctuations between these local currencies and other currencies do not typically expose TPI to a significant amount of foreign currency transaction risk. However, because of its foreign operations, TPI's reported financial results are subject to foreign currency translation impacts.

  Income Tax Expense

        TPI accounts for federal, state and foreign income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. TPI's effective tax rate varies from period to period based on the mix of earnings among the various tax jurisdictions in which business is conducted and the level of non-deductible expenses incurred in any given period.

Results of Operations—Nine Month Period Ending September 30, 2007 Compared to
September 30, 2006

        During the first nine months of 2007, TPI experienced strong underlying demand for sourcing services in all of its geographies. Areas of particular strength included SM&G and strategy and assessment engagements in the Americas as well as ITO services in both Europe and Asia-Pacific. During the first half of 2006, TPI concluded an extraordinarily large and unique ITO renegotiation for its largest client, which contributed significantly to operating results during that period. There was no equivalent counterpart to this engagement during 2007. During the first nine months of 2007, TPI conducted 471 engagements, and had a billable headcount of 369 at September 30, 2007. TPI also currently employs 90 staff to provide financial, human resource, marketing, information technology and business operations support.

        Operating income in the first nine months of 2007 was $11.8 million, representing an increase of $1.8 million (+18.1%) from $10 million for the same period in 2006. Earnings before interest, depreciation and amortization and income taxes ("EBITDA" as defined in note 2 to TPI's Selected Consolidated Historical Financial Data) increased $2.6 million to $13.8 million, from $11.2 million for the prior period. Principal contributors to the variance in EBITDA and operating income are outlined below:

  •
  Higher revenues in SM&G and strategy and assessment engagements in the Americas as well as ITO services in both Europe and Asia-Pacific and SG&A cost containment actions, contributed $5.7 million in additional operating income and EBITDA during the first nine months of 2007, compared with the same period in 2006;

  •
  Operating income and EBITDA for the first nine months of 2006 included approximately $2.3 million related to an extraordinarily large and unique ITO renegotiation for TPI's largest client, which had no 2007 counterpart;

  •
  Operating income and EBITDA for the first nine months of 2007 included severance charges of $1.1 million, initiated to reduce TPI's ongoing cost structure, compared with $0.2 million in the first nine months of 2006;

  •
  Operating income and EBITDA for the first nine months of 2007 included an investment of approximately $0.9 million related to the start-up of TPI offices in Japan and Sweden, as well as the launch of TPI's public sector practice. These investments had no 2006 counterpart;

  •
  During the first nine months of 2007, TPI recorded $0.6 million of transaction expenses attributable to the proposed acquisition by ISG. During the first nine months of 2006, TPI incurred approximately $0.8 million in transaction costs related to a merger not ultimately consummated.

        Included in the first nine months of 2007 EBITDA and operating income is approximately $2.4 million in salaries, benefits and other costs associated with employees who were or will be severed or are subject to salary reductions in connection with the acquisition of TPI by ISG. The comparable figure for first nine months of 2006 aggregated $2.7 million. See "Unaudited Pro Forma Condensed Financial Statements" footnote "K".

        See "TPI Selected Consolidated Historical Financial Data" for reconciliation of the non-U.S. generally accepted accounting principles operating performance measure EBITDA to Net Income.

  Revenue

        Revenue in the first nine months of 2007 totaled $129.5 million, an increase of $6.2 million from $123.3 million in the first nine months of 2006. During the first nine months of 2007, TPI experienced increased global demand for its strategy and assessment services, SM&G services, and consulting and analytic support (up $7.4 million, $3.1 million and $4.7 million year over year, respectively). These increases were primarily related to the technology and human resources practices, and reflect a heightened demand from clients for comprehensive sourcing strategy development and ongoing post-transaction support. Strong underlying growth in the first nine months of 2007 was partially offset by revenues ($10.7 million) related to an extraordinarily large and unique IT renegotiation for TPI's largest client that concluded during the first half of 2006, which had no equivalent counterpart during 2007.

        From a geographic perspective, TPI's first nine months of 2007 revenues grew 22% to $42.2 million in Europe and 8% to $8.6 million in Asia-Pacific, reflecting the continuing expansion of the sourcing markets in these regions. In North America, TPI's first nine months of 2007 revenues were down 2% year over year to $78.7 million from $80.7 million, primarily as a result of the previously discussed impact of a $10.7 million ITO renegotiation completed during 2006. Before the impact of this extraordinarily large and unique transaction during the first nine months of 2006, North American revenues were up 13%, during the first nine months of 2007, primarily as a result of higher demand for services for Strategy and Assessment, SM&G services, HRO services and from financial services clients (up 23%,16%, 13% and 108%, respectively).

        Globally, client engagements in the media and entertainment, energy, health care and financial services sectors increased significantly over the same period in 2006. Full-time billable employees increased from 342 at September 30, 2006 to 369 at September 30, 2007. During the nine months of 2007, TPI opened new operations in Japan and Sweden, which contributed $0.9 million in revenue during the first nine months of 2007.

  Operating Expenses

        Direct Costs:    Direct costs increased 7% to $77.5 million during the first nine months of 2007 compared to $72.2 million in the nine months of 2006. The increase in direct costs was primarily attributable to higher staffing levels necessary to support revenue growth and costs associated with the launch of TPI's services in Sweden, Japan and the public sector.

        Selling and General and Administrative Expenses:    SG&A expenses aggregated $38.6 million during the first nine months of 2007, a decrease of $0.8 million or 2% from $39.4 million during the same 2006 period. The principal increases and decreases in SG&A expenses during the first nine months of 2007 compared with the first nine months of 2006 are outlined below:

  •
  Selling and marketing expenses increased approximately $1.8 million primarily as a result of business development activities in Japan and Sweden, as well as the development of new markets in the public sector and SM&G service areas. Marketing-related costs attributable to global new business generation, proposal development, industry relations and contract negotiation also increased over the same period in 2006. Higher travel and lodging costs and the implementation of TPI's sales management system also resulted in increased costs in the first nine months of 2007;

  •
  Expenses for training and professional development decreased $2.7 million as a result of increased efficiencies in the planning and execution of training-related events;

  •
  General and administrative expenses were essentially unchanged as reductions in salary costs attributable to headcount reductions and lower variable compensation, lower external consulting expenses, professional fees and reduced bad debt expense, were offset by higher severance and international recruiting costs. During the first nine months of 2007, TPI recorded severance charges totaling $1.1 million, compared with $0.2 million in the same period in 2006.

  Depreciation and Amortization Expense

        During the first nine months of 2007, depreciation and amortization expense was $1.6 million, a decrease of $0.2 million from $1.8 million during the same prior year period. This reduction was principally related to a decrease in amortization of intangible assets related to the 2005 acquisition of Scott Gildner and Associates.

  Other Income (Expense), Net

        During the first nine months of 2007, other expense, net, totaled $2.2 million, a decrease of $1.3 million from $3.5 million during the same prior year period. During the second quarter of 2006, TPI amended its credit agreements which resulted in a non-cash charge of $0.5 million to expense certain deferred financing costs. Interest expense was $0.1 million lower during the first nine months of 2007 as a result of lower debt balances. In addition, interest income increased $0.2 million for the first nine months of 2007 compared with the same period in 2006. During the first nine months of 2007, foreign currency gains totaled $0.3 million, an increase of $0.4 million from the $0.1 million foreign currency loss during the same period in 2006.

  Income Tax Expense (Benefit)

        Income tax expense increased $1.4 million to $4.0 million for the first nine months of 2007 from $2.6 million for the comparable 2006 period. During the first nine months of 2006, TPI's income tax liability was reduced by the application of foreign tax credits with less corresponding benefit in the first nine months of 2007. In addition, during the first nine months of 2007, TPI recorded higher tax provisions as a result of higher income. TPI's effective tax rate for the first nine months of 2007 is 41.4% as compared to the effective tax rate of 40.0% in the first nine months of 2006.

Results of Operations—The Year Ended December 31, 2006 Compared to the Year Ended
December 31, 2005

        During 2006, TPI's revenues grew at a double-digit rate resulting from strong demand for ITO services in Europe and a doubling of Asia-Pacific revenues in 2006, the full-year impact of the June 2005 acquisition of Gildner and Associates, Inc. and ITO contract renegotiations for TPI's largest client. Active client engagements numbered 479, compared with 366 during 2005, and our billable headcount at the end of the period increased 14 during 2006 to 344, compared with 330 as of December 31, 2005.

        Operating income in 2006 was $12.9 million, a decrease of $2.5 million from $15.4 million over the same period in 2005. EBITDA and operating income declined $1.7 million from $16.9 million in 2005 to $15.2 million in 2006. The decrease in profitability in 2006 was principally attributable to increases in costs, including the restructuring of U.S. compensation plans, the timing of the redeployment of billable staff following the successful conclusion of an extraordinarily large and unique ITO contract renegotiation for TPI's largest client and the impact of a merger that was not consummated. TPI's operating income and EBITDA in 2006 included $0.8 million of professional fees attributable to the merger that was not consummated, as well as severance costs of $0.6 million related to reducing administrative costs,

        EBITDA and operating income for 2006 includes approximately $2.5 million in salaries and benefits associated with executives who were or will be severed or are subject to salary reductions in connection with the acquisition of TPI by ISG.

  Revenue

        Revenue in 2006 totaled $161.5 million, a $15.4 million, or 11%, increase compared to $146.1 million in 2005. The principal drivers for the higher revenue levels were a $9.7 million increase in European revenue driven by strong demand for ITO and F&A services, and a $4.7 million increase in revenues from Asia-Pacific (particularly Australia). In North America, revenues were up $1 million as strong demand for ongoing SM&G related services more than offset the impact of the timing of ITO contract renegotiations related to TPI's largest client during 2005 which were negotiated throughout 2005 and concluded during the first half of 2006. TPI undertook 479 client engagements during 2006, up from 366 engagements during 2005. Full-time billable advisors employees increased from 330 at December 31, 2005 to 344 at December 31, 2006.

  Operating Expenses

        Direct Costs:    Direct costs in 2006 totaled $95.6 million, an increase of $11.9 million, or 14.2%, from $83.7 million in 2005. Direct costs increased as a result of higher compensation costs in North America attributable to a change in the structure of compensation plans required to attract and retain personnel, and the net increase of 14 new direct staff in 2006 to support higher revenues. Direct costs were also unfavorably impacted in 2006 by the short term requirement to use premium cost resources to support rapid business expansion in Europe.

        Selling and General and Administrative Expenses:    SG&A expenses totaled $50.6 million during 2006, an increase of $5.5 million, or 12%, over $45.1 million in 2005. The principal increases and decreases in SG&A expenses during 2006 compared with 2005 follow:

  •
  Training and professional development expenses increased $2.2 million during 2006 compared to 2005 due primarily to higher costs (of $1.9 million) of training programs offered, as well as costs (of $0.3 million) related to holding two, instead of one, global employee conference during the year.

  •
  Sales and marketing expenses increased $1.7 million in 2006 compared to 2005 due to investments in product and brand development, a client management system, a refresh of TPI's web site and the hiring of a public relations firm as well as seven additional staff added to marketing associated with the creation of TPI's centralized marketing function discussed previously.

  •
  Professional fees of $0.8 million were incurred in 2006 related to the merger that was not consummated.

  •
  Additional expenses of $0.7 million were incurred during 2006 related to severance actions of $0.6 million initiated during the fourth quarter to reduce certain ongoing administrative costs and the expansion of TPI's Bangalore, India office to accommodate certain administrative functions.

  Depreciation and Amortization Expense

        During 2006, depreciation and amortization expenses increased $0.5 million to $2.4 million, compared with $1.9 million during 2005. The principal drivers for the increase were $0.2 million in incremental software depreciation, and intangible asset amortization of $0.3 million related to the June 2005 acquisition of Gildner and Associates, Inc.

  Other Income (Expense), Net

        Other expense, net, totaled $4.4 million during 2006, an increase of $0.6 million, or 16%, compared with $3.8 million during 2005. The increase was primarily related to the write-off of previously capitalized deferred financing charges resulting from the renegotiation of TPI's credit agreement.

  Income Tax Expense (Benefit)

        Income tax expense decreased $1.7 million, or 33%, from $5.2 million during 2005 to $3.5 million during 2006, due principally to TPI's lower income. The effective tax rate for 2006 was 40.0%, compared with 44.0% for 2005. This rate differential was primarily the result of the release of a valuation allowance attributable to foreign tax credits generated in 2005 for which benefit was not recognized until utilized in 2006. A complete analysis of TPI's effective tax rates for 2006, 2005 and 2004 is presented in Note 9 to TPI's consolidated financial statements.

Results of Operations—The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Revenues during 2005 aggregated $146.1 million, up 50%, from 2004. Demand for ITO, BPO and HRO services in North America increased by $24.1 million (37%). Revenues in Europe grew $21.7 million (141%) from 2004 to 2005, primarily related to new ITO and BPO transaction volumes. Active client engagements numbered 366 in 2005 up from 257 during 2004. TPI's billable headcount increased from 236 at December 31, 2004 to 330 at December 31, 2005.

        Operating income in 2005 totaled $15.4 million, an increase of $7.7 million from $7.7 million in 2004. EBITDA increased $8.1 million from $8.8 million in 2004 to $16.9 million in 2005. TPI's higher profitability in 2005 compared with 2004 was principally attributable to organic revenue growth and the acquisition of Gildner and Associates, Inc. which is discussed in more detail below. TPI's operating income and EBITDA in 2004 included $1.1 million in professional fees and other costs related to the June 2004 purchase of a controlling interest in TPI by MCP-TPI Holdings, LLC, as more fully discussed in Note 1 to TPI's consolidated financial statements.

  Revenue

        Revenue increased $49.0 million, or 50%, from $97.1 million in 2004 to $146.1 million in 2005. North American revenues were up $27.5 million principally due to increased revenues from TPI's largest global client which were due in large part to an extraordinarily large and unique 1TO contract renegotiation ($13 million) and strong market demand for BPO services ($10.5 million) resulting in part from the June 2005 acquisition of Gildner and Associates, Inc. Revenues in the European region increased $21.7 million driven by demand for ITO services from the financial services and industrial sectors and strong broad based growth for BPO services.

  Operating Expenses

        Direct Costs:    Direct costs increased $25.2 million, or 43%, to $83.7 million during 2005 from $58.5 million during 2004, driven primarily by the addition of 94 billable personnel during 2005 required to support higher revenues.

        Selling and General and Administrative Expenses:    SG&A expenses totaled $45.1 million during 2005, an increase of $14.9 million, or 49%, from $30.2 million in 2004. The principal increases and decreases in SG&A expenses during 2005 compared with 2004 follow:

  •
  General and administrative expenses increased to $31.6 million in 2005, up $8.9 million from in 2004. The increase was due primarily to higher corporate staffing levels and increased time allocated by billable personnel required to manage the large increase in billable staff discussed above;

  •
  Training and professional development expenses increased $2.7 million during 2005 as compared to 2004 due primarily to higher staffing levels and investments made in refreshing and enhancing certain product and service methodologies;

  •
  New staff and increased time allocated by billable personnel added during 2005 to support marketing-related activities resulted in $2.5 million in incremental cost compared with 2004;

  •
  TPI's entry into the German market during 2005 resulted in $0.4 million in incremental expense compared with 2004;

  •
  Industry conference sponsorships increased $0.3 million from 2004 to 2005;

  •
  Professional fees totaling $0.3 million were incurred in 2005 related to the planned merger with another sourcing advisory firm which was ultimately not consummated.

  Depreciation and Amortization Expense

        During 2005, depreciation and amortization expense increased $1.1 million to $1.9 million from $0.8 million in 2004. The principal driver was a $0.7 million increase in the amortization of intangible assets (principally client relations and data bases) attributable to the June 2005 acquisition of Gildner and Associates, Inc.

  Other Income (Expense), Net

        Other expense, net, totaled $3.8 million in 2005, an increase of $2.5 million from $1.3 million in 2004. The increase in 2005 was primarily due to the full year effect of interest expense resulting from a recapitalization related to the June 2004 purchase of a controlling interest in TPI by MCP-TPI Holdings, LLC. As part of the transaction, TPI's long and short term debt were significantly increased, resulting in higher ($l.8 million) borrowing costs during 2005.

  Income Tax Expense (Benefit)

        Income tax expense increased $3.4 million to $5.2 million during 2005 from $1.8 million in 2004. The principal reasons for the increase in tax expense were higher income in 2005 and the effect of TPI's June 2004 conversion from an S-Corporation to a C-Corporation filing status. As a C-Corporation, TPI assumed responsibility for filing and paying Federal and State income taxes. The conversion was necessitated by the purchase of a controlling interest in TPI by MCP-TPI Holdings, LLC. TPI's effective tax rate for 2005 was 44.0% compared with 28.4% during 2004. The principal drivers for the increase included (1) a reversal of a Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" tax reserve in 2004, (2) higher non-deductible expenses in 2005 driven by a rapid expansion in TPI's employee count, (3) increased state income taxes in 2005 associated with TPI's June 2004 conversion to a C-Corporation and (4) changes in recognition of benefits for foreign tax credits. A complete analysis of TPI's effective tax rates for 2006, 2005 and 2004 is presented in Note 9 to TPI's consolidated financial statements.

Liquidity and Capital Resources

        TPI's primary sources of liquidity are cash flows from operations, existing cash and cash equivalents. In addition, TPI maintains senior secured debt facilities consisting of term loans and a revolving credit line. Operating assets and liabilities consist primarily of receivables from billed and unbilled services, accounts payable, accrued expenses, and accrued payroll and related benefits. The volume of billings and timing of collections and payments affect these account balances.

  Nine Month Period Ending September 30, 2007 Compared to September 30, 2006

        Cash (used in) provided by operating activities totaled ($7.5 million) for the nine months ended September 30, 2007 compared to $0.1 million for the nine months ended September 30, 2006. The higher usage of cash during the first nine months of 2007 was primarily due to an increase in accounts receivable balances ($11.4 million) resulting from greater revenues and the timing of receipts from three major clients, a decrease in non-cash charges aggregating $1.1 million primarily related to expensing certain deferred financing costs recorded during 2006 which had no 2007 counterpart ($0.5 million), and lower bad debt expense in 2007 ($0.3 million). Higher net income ($1.7 million), lower compensation related accruals ($2.1 million) and favorable timing changes in prepayments and trade accounts payable ($1.0 million) for the first nine months of 2007 compared to the first nine months of 2006 partially offset the items noted above.

        Cash used by investing activities totaled $1.0 million in the first nine months of 2007, compared with $0.5 million in the first nine months of 2006. The $0.5 million increase was attributable to cash received from the release of letter of credit deposits ($0.3 million) during the second quarter of 2006 and higher purchases of property and equipment ($0.1 million) during the first nine months of 2007.

        TPI's financing activities have consisted principally of borrowings and repayments under the debt arrangements discussed above. Cash provided by financing activities aggregated $1.9 million in the first nine months of 2007, which consisted of $2.6 million in borrowings offset by principal payments of $4.5 million. During the first nine months of 2006, cash provided by financing activities totaled $2.6 million, which consisted of $4.7 million in borrowings offset by principal payments of $3.7 million. In addition, in the first quarter of 2006, TPI received contributed capital from MCP-TPI Holdings in the amount of $1.7 million in connection with the liquidation of a joint venture.

  The Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

        Cash provided by operating activities totaled $3.4 million for 2006, a decrease of $2.5 million from $5.9 million in 2005. The decrease in cash generated from 2005 to 2006 is attributable primarily to lower net income ($1.4 million), higher accounts receivable balances ($0.5 million) resulting from increased revenues, the one-time payment of $5.6 million in the first half of 2006 related to accrued 2005 advisor salaries discussed previously, and a $0.2 million decrease in deferred revenue. Items that partially offset these decreases in cash provided by operating activities primarily included: a decrease in prepaid expenses of $1.4 million reflecting the timing of corporate tax payments, an increase in accounts payable related to international value-added taxes (VAT), and a $0.5 million non-cash loss on the extinguishment of debt. Details of the extinguishment are included in Note 2 to TPI's consolidated financial statements.

        Cash used by investing activities totaled $0.8 million in 2006, a decrease of $4.7 million from $5.5 million in 2005. Purchases of property and equipment aggregated $1.2 million and $2.2 million during 2006 and 2005, respectively. Included in 2005 were payments of $1.0 million related to the implementation of upgraded financial systems, and $3.2 million for cash consideration associated with the acquisition of Gildner and Associates, Inc. During 2006, $0.4 million in cash was provided through a release of a 2004 letter of credit relating to TPI's expansion in Europe.

        Cash provided by financing activities aggregated $0.3 million in 2006, which consisted of $4.7 million in borrowings offset by principal payments of $6.0 million. During 2006, TPI also received contributed capital from MCP-TPI Holdings, LLC in the amount of $1.7 million in connection with the liquidation of a joint venture. In 2005, cash provided by financing activities totaled $0.7 million, which consisted of $3.0 million in borrowings offset by principal payments of $2.3 million.

  The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Cash provided by operating activities totaled $5.9 million in 2005, a decrease of $0.3 million from $6.2 million in 2004. The decrease in cash generated from 2004 to 2005 was primarily attributable to higher net income ($1.9 million) and higher accrued expenses ($9.3 million), which were more than offset by higher accounts receivable balances ($10.7 million), and higher prepaid expenses and other assets ($2.3 million). The increases in net income, liabilities and receivable balances resulted from increased revenues. Prepaid expenses and other assets increased $2.3 million in 2005 as a result of the timing of corporate tax payments. Accounts payable and deferred revenue increased $0.9 million and $0.4 million, respectively as a result of increased revenues and business activity.

        Cash used by investing activities totaled $5.5 million for the fiscal year 2005, primarily due to the acquisition of Gildner and Associates, Inc. ($3.2 million) and purchases of property and equipment ($2.2 million). During 2004, cash used by investing activities totaled $1.7 million, primarily due to purchases of equipment and the issuance of a letter of credit ($0.4 million) required to support TPI's expansion in Europe.

        Cash provided by financing activities aggregated $0.7 million in 2005, which consisted of $3.0 million in borrowings offset by principal payments of $2.3 million. In 2004, net cash used in financing activities aggregated $3.0 million and primarily related to the recapitalization of TPI by MCP-TPI and the change in tax filing status previously discussed. Details of the recapitalization are included in Note 1 to TPI's consolidated financial statements.

  Capital Resources

        Prior to the closing of the acquisition by ISG, TPI maintained an $11 million senior secured revolving credit facility. TPI had drawn $5.4 million on the facility as of September 30, 2007. In conjunction with the purchase of a controlling interest of TPI by MCP-TPI and the subsequent recapitalization of TPI in 2004, TPI had also drawn $28.7 million under the terms of two senior term loans and one subordinated note.

        TPI's credit facilities carried floating interest rates based on LIBOR and were not subject to prepayment penalties. The credit facilities were collateralized by substantially all of TPI's assets, including equipment and trade accounts receivable. TPI's senior secured credit facilities contained covenants customary in agreements of this type, including limitations on incurring additional debt. As of the closing date of the acquisition, there were no uncured events of default under the covenants of TPI's senior credit facility. On August 16, 2007, TPI and its lenders agreed to amend TPI's senior credit agreement to eliminate a violation as of June 30, 2007. The violation resulted primarily from the timing of the recognition of certain operating expenses incurred in different quarters of 2006 and 2007 as well as approximately $1.7 million of severance expenses and costs related to the ISG transaction (which were not contemplated when the original credit agreement was executed). See footnote 8 to TPI's consolidated financial statements.

        The following table summarizes TPI's contractual obligations as of December 31, 2006 and the timing and effect that such obligations are expected to have on TPI's liquidity and capital requirements in future periods.

Payments Due by Period

Contractual Obligations	Total		Less than 1 Year		1-3 Years	3-5 Years	More Than 5 Years
Debt obligations, principal and interest	$43,522,623	(1)	$8,008,193	(1)	$22,667,723	$12,846,707	$—
Operating lease obligations	742,833		567,337		175,496	—	—
Total	$44,265,456		$8,575,530		$22,843,219	$12,846,707	—

(1)
As of December 31, 2006 and 2005, we held a non-interest bearing note payable of $750,000 to an executive officer who separated from TPI in 2002 (Note 8). The consideration for the $750,000 is contingent upon the fulfillment of the terms of the severance agreements by the executive and the occurrence of a change in control of TPI.

(2)
Excluded from the above table is interest associated with borrowings under the revolving line of credit because both the amount borrowed and applicable interest rate are variable.

(3)
Excluded from the above table is a $225,000 liability (or reserve) for uncertain tax positions TPI has taken or is expected to take on its tax returns. The reserve was created as a result of TPI's adoption of FIN 48 on January I, 2007.

  Future Needs

        On November 16, 2007, ISG consummated its acquisition of TPI. The acquisition by ISG is expected to substantially change TPI's financial position. Upon completion of the acquisition, TPI's current credit facilities as well as the $750,000 note discussed above were paid off and cancelled by MCP-TPI.

        In connection with the acquisition of TPI, International Consulting Acquisition Corp., a wholly-owned indirect subsidiary of ISG (the "Borrower"), entered into a senior secured credit facility comprised of a $95,000,000 term loan facility and a $10,000,000 revolving credit facility. On November 16, 2007, the Borrower borrowed $95.0 million under the term loan facility to finance a portion of the purchase price for the TPI acquisition and to pay transaction costs. The material terms of the senior secured credit facility are as follows:

  •
  Each of the term loan facility and revolving credit facility has a maturity date of November 16, 2014.

  •
  The credit facility is secured by all of the equity interests owned by the newly formed holding company of the Borrower, International Advisory Holdings Corp. ("Holdings") and its direct and indirect domestic subsidiaries and, subject to agreed exceptions, its direct and indirect "first-tier" foreign subsidiaries and a perfected first priority security interest in all of Holdings' and its direct and indirect domestic subsidiaries' tangible and intangible assets.

  •
  Holdings and the Borrower's direct and indirect subsidiaries existing and future wholly-owned domestic subsidiaries serve as guarantors to the Borrower's obligations under the senior secured facility.

  •
  At the Borrower's option, the credit facility bears interest at a rate per annum equal to either (i) the "Base Rate" (which is the higher of (a) the rate publicly announced from time to time by the administrative agent as its "prime rate" and (b) the Federal Funds Rate plus 0.5% per annum), plus the applicable margin (as defined below) or (ii) Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent, plus the applicable margin. The applicable margin shall be a percentage per annum equal to 2.5% for the term loans and the revolving loans maintained as Base Rate loans or 3.5% for the term loans and revolving loans maintained as Eurodollar loans.

  •
  During the first 6 3/4 years following the closing date, annual amortization of the term loan shall be required in an annual amount equal to one percent of the initial aggregate principal amount of the term loans payable quarterly in arrears, with the balance payable on the maturity date.

  •
  Mandatory repayments of term loans shall be required from (subject to agreed exceptions) (i) 100% of the proceeds from asset sales by Holdings and its subsidiaries, (ii) 100% of the net proceeds from issuances of debt by Holdings and its subsidiaries, (iii) so long as the total leverage ratio is 3.0 to 1.0 or higher, 50% of annual excess cash flow of Holdings and its subsidiaries and (iv) 100% of the net proceeds from insurance recovery and condemnation events of Holdings and its subsidiaries.

  •
  The senior secured credit facility contains a number of covenants that, among other things, place restrictions on matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens, fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transaction with affiliates, dividends and other payments in respect of capital stock, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions and changes in line of business. In addition, the Borrower is required to comply with a total leverage ratio.

  •
  The senior secured credit facility contains customary events of default, including cross-default to other material agreements, judgment default and change of control.

        We believe that cash flows generated from operations, existing cash and cash equivalents and borrowing capacity under ISG's senior secured credit facility are sufficient to finance the requirements of TPI's business during future periods.

Off-Balance Sheet Arrangements

        TPI does not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity.

Employee Retirement Plans

        TPI maintains a qualified defined contribution profit-sharing plan (the "Plan") for U.S.-based employees. Contributions to the Plan are made by TPI up to a maximum per eligible employee of 12.75% of total cash compensation or $25,500, whichever is less. Effective January 1, 2008, the contribution will be 3% of total cash compensation or $25,500, whichever is less. Employees are generally eligible to participate in the Plan after six months of service, and are 100% vested upon entering the Plan. For the years ended December 31, 2006, 2005 and 2004, TPI contributed $6,352,589, $5,168,406 and $3,402,282, respectively, to the Plan. These amounts are invested by the participants in a variety of investment options under an arrangement with a third party asset manager. All current and future financial risks associated with the gains and losses on investments are borne by participants.

Seasonality and Quarterly Results

        The negotiation of sourcing transactions and, as a result, TPI's revenue and earnings, are subject to seasonal fluctuations. As a result of year-end holidays and client budget and spending patterns, TPI's revenues have historically been weighted toward the second half of each year. TPI's earnings track this revenue seasonality and are also impacted by the timing of the adoption of annual price increases and certain costs and, as a result, have historically been significantly higher in the second half of each year.

Due to the seasonality of TPI's business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in TPI's consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from estimates. Such differences may be material to the consolidated financial statements.

        TPI believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, TPI has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

        TPI's accounting policies are more fully described in Note 2 "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements." TPI has identified the following critical accounting policies:

  Revenue Recognition

        TPI principally derives revenues from fees for services generated on a project-by-project basis. Prior to the commencement of a project, TPI reaches agreement with the client on rates for services based upon the scope of the project, staffing requirements and the level of client involvement. It is TPI's policy to obtain written agreements from new clients prior to performing services. In these agreements, the clients acknowledge that they will pay based upon the amount of time spent on the project and at the agreed upon fee structure. Revenues for services rendered are recognized on a time and materials basis or on a fixed-fee or capped-fee basis in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition.

        TPI's accounts receivable includes revenue for services performed that have been invoiced but not collected as well as unbilled revenues. Deferred revenue includes billings in excess of revenues recognized, typically in cases where contracts permit TPI to invoice customers in advance of performing services.

        Revenues for time and materials contracts are recognized based on the number of hours worked by TPI's consultants at an agreed upon rate per hour and are recognized in the period in which services are performed. Revenues for time and materials contracts are billed monthly, semimonthly or in accordance with the specific contractual terms of each project.

        Revenues related to fixed-fee or capped-fee contracts are recognized on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours, which TPI considers to be the best available indication of the pattern and timing in which contract obligations are fulfilled. This percentage is multiplied by the contracted dollar amount of the project to determine the amount of revenue to recognize in an accounting period. The contracted amount used in this calculation excludes the amount the client pays for reimbursable expenses. There are situations where the number of hours to complete projects may exceed TPI's original estimate as a result of an increase in project scope or unforeseen events that arise. On an on-going basis, TPI's project team, along with risk management and accounting personnel review hours incurred and estimated total labor hours to complete. The results of any revisions in these estimates are reflected in the period in which they become known. TPI believes it has a demonstrated history of successfully estimating the total labor hours to complete a project.

        If TPI does not accurately estimate the scope of the work to be performed, does not manage the projects properly within the planned periods of time or does not meet the clients' expectations under the contracts, then future consulting margins may be negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to TPI's results of operations.

        The agreements entered into in connection with a project, whether on a time and materials basis or fixed-fee or capped-fee basis, typically allow TPI's clients to terminate early due to breach or for convenience with 30 days' notice. In the event of termination, the client is contractually required to pay for all time, materials and expenses incurred by TPI through the effective date of the termination. In addition, from time to time, TPI enters into agreements with clients that limit TPI's right to enter into business relationships with specific competitors of that client for a specific time period. These provisions typically prohibit TPI from performing a defined range of services that it might otherwise be willing to perform for potential clients. These provisions are generally limited to six to twelve months and usually apply only to specific employees or the specific project team.

  Reimbursable Expenditures

        TPI accounts for reimbursable expenditures in accordance with EITF 01-14 Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. Amounts billed to clients for reimbursable expenditures are included in revenues and the associated costs incurred by TPI are included in direct costs and expenses for advisors in the period in which the expense is incurred.

  Allowance for Doubtful Accounts and Unbilled Services

        TPI maintains an allowance for doubtful accounts for estimated losses resulting from the inability of clients to pay fees or for disputes that affect TPI's ability to fully collect billed accounts receivable. The allowance for these risks is prepared by reviewing the status of all accounts and recording reserves on a specific identification method based on previous experiences in these cases and historical bad debt expense. However, TPI's actual experience may vary significantly from these estimates. If the financial condition of TPI's clients were to deteriorate, resulting in their inability or unwillingness to pay their invoices, TPI may need to record additional allowances or write-offs in future periods.

        The provision for doubtful accounts and unbilled services is recorded as a reduction to revenues to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client's inability or unwillingness to make required payments, the provision is recorded as bad debt expense which is classified within selling, general and administrative expenses.

  Direct Costs and Expenses for Advisors

        Direct costs and expenses for advisors include payroll expenses and advisory fees directly associated with the generation of revenues and other program expenses. Direct costs and expenses for advisors are expensed as incurred.

        Direct costs and expenses for advisors also include expense accruals for discontinuous scheduled bonus payments. These bonuses represent a significant percentage of each advisor's total compensation and are adjusted throughout the year based on actual and projected individual and company performance.

  Income Taxes

        TPI accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement and tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. TPI records a valuation allowance to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

        In addition, TPI adopted FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. This interpretation requires TPI to recognize, present and disclose in its financial statements a reserve for all uncertain tax positions TPI has taken or is expected to take on its tax returns. Under 48, TPI's financial statements will reflect expected future tax consequences of such positions assuming the taxing authorities' full knowledge of the position and all relevant facts.

  Foreign Currency Translation

        During 2005, TPI made a prospective change to its accounting policy for foreign currency translation in accordance with SFAS No. 52, Foreign Currency Translation. Prior to January 1, 2005, TPI's foreign subsidiaries operated as an extension of TPI's United States' operations. As of January 1, 2005, TPI determined that changes in the underlying economic facts and circumstances indicated that the functional currency of those operations had changed, as the foreign subsidiary operations began operating as self contained subsidiaries that are integrated within their respective countries. As such, beginning on January 1, 2005, the assets and liabilities of TPI's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date as the functional currency is the local currency. Results of operations have been translated using the average change rates during the year. Resulting translation adjustments have been recorded as a component of other comprehensive income (loss) in the statement of stockholders' equity (deficit). Foreign currency transaction gains and losses are included in the consolidated statements of income as they occur.

        Prior to 2005, the functional currency for TPI's non-U.S. based subsidiaries was the U.S. dollar. Amounts of on-hand cash, receivables and payables balances at period end not denominated in U.S. dollars were translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Gains and losses on foreign currency translation and transactions prior to January 1, 2005, were reported directly in the consolidated statements of income.

  Goodwill and Intangible Assets

        TPI's goodwill and other intangible assets were generated from acquisitions completed since 2005. Other intangible assets include client relationships, covenant not-to compete, trademark and trade names, contract backlog and databases. TPI reviews the carrying value of goodwill and other long-lived assets annually to determine whether impairment has occurred from the date of relevant acquisition. In making these impairment assessments, TPI must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of the business that are associated with these assets. It is possible that these judgments may change over time as market conditions or TPI's strategies change, and these changes may cause the recording of impairment charges to adjust goodwill and other intangible assets to their estimated implied fair value or net realizable value.

        TPI has elected to make December 31 the annual impairment assessment date and will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of the long-lived assets below their carrying amount.

  Stock-Based Compensation

        Prior to the acquisition by ISG, TPI had stock-based employee compensation plans, which are more fully described in Note 10 to the consolidated financial statements. Prior to January 1, 2006, TPI applied the recognition and measurement principles of Accounting Principles Bulletin ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related interpretations to awards granted under those plans. Under APB 25, no compensation expense was reflected in net income for TPI's stock options or management share unit grants (collectively the "awards"), as all awards granted under those plans had an exercise price equal to the market value of the underlying shares on the date of grant. The pro forma effects on income for awards were instead disclosed in a footnote to the financial statements in accordance with SFAS No. 148 Accounting for Stock-Based Compensation—an Amendment to SFAS 123 ("SFAS 148").

        Effective January 1, 2006, TPI adopted the fair value recognition provisions of FASB Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, ("SFAS 123(R)"), using the prospective transition method. Under this transition method, only new awards (or awards modified, repurchased or cancelled after the effective date) are accounted for under the provisions of SFAS 123(R).

        As discussed in Note 10 to TPI's consolidated financial statements, the awards granted under TPI's stock-based employee compensation plans are only fully vested and exercisable upon a liquidity event. Therefore, these awards did not have a measurement date and were contingent grants prior to ISG's acquisition of TPI on November 16, 2007. As a result, there was no impact to TPI's consolidated financial statements related to the adoption of SFAS 123(R).

        The foregoing stock-based compensation plans were terminated upon ISG's acquisition of TPI. See footnote 10 to TPI's consolidated financial statements and footnote 4 to the Unaudited Pro Forma Condensed Combined Financial Statements.

Recent Accounting Pronouncements

        In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that we have taken or expect to take on a tax return. Under FIN 48, the financial statements will reflect expected fixture tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is likely to cause greater volatility in income statements, as more items are recognized discretely within income tax expense. Application of FIN 48 is required in financial statements effective for periods beginning after December 15, 2006. FIN 48 revises disclosure requirements and will require an annual tabular roll-forward of unrecognized tax benefits. TPI adopted FIN 48 as of January 1, 2007, as disclosed in Note 2 to its consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except in limited circumstances. We expect to adopt SFAS 157 beginning January 1, 2008, and are currently evaluating the impact that this pronouncement may have on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. We expect to adopt SFAS 159 beginning January 1, 2008, and are currently evaluating the impact that this pronouncement may have on the consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised 2007)" ("SFAS No. 141(R)"). This statement retains the fundamental requirements for SFAS No. 141, "Business Combinations" that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one or more other businesses or assets at the acquisition date and in subsequent periods. This statement replaces SFAS No. 141 by requiring measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and noncontrolling interest. Additionally, SFAS No. 141(R) requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition. SFAS No. 141(R) applies prospectively to business combinations for fiscal years beginning after December 31, 2008. The impact of SFAS No. 141(R) will depend on the nature and extent of any future acquisitions.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes the accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting SFAS No. 160 on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        TPI is exposed to financial market risks, primarily related to changes in interest rates. TPI manages these risks by employing a variety of debt instruments. TPI does not use derivatives to alter the interest characteristics of its financial instruments. TPI does not believe a change in interest rates will materially affect its financial position or results of financial operations. A one percent change in interest rates would result in an annual change in the results of operations of $0.95 million pre-tax and $0.6 million post-tax.

        TPI operates in a number of international areas which exposes TPI to foreign currency exchange rate risk. TPI does not currently hold or issue forward exchange contracts or other derivative instruments for hedging or speculative purposes. TPI recorded foreign exchange transaction losses of $0.1 million and $0.4 million during 2006 and 2005, respectively. During 2004 TPI recorded foreign exchange transaction gains of $0.3 million. In addition, the percentage of revenues generated in future periods from operations outside the U.S. is expected to grow significantly, and as such, the impact of currency translation on TPI's reported results may increase. The percentage of total revenues generated outside the U.S. increased from 22% in 2004 to 35% during 2006. TPI has not invested in foreign operations in highly inflationary economies; however, it may do so in future periods.

        Concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. All cash and cash equivalents are on deposit in fully liquid form in high quality commercial banks. Trade receivables potentially subject TPI to credit risk. TPI extends credit to its clients based on an evaluation of each client's financial condition and generally does not require collateral. Various business units of TPI's largest client accounted for greater than 10% of revenues and accounts receivable in the years 2006, 2005 and 2004. The loss of, or significant decrease in, the business from this client could adversely affect TPI's financial condition and results of operations. On December 1, 2006, this client divested certain significant portions of its business which is expected to decrease the client's concentration of TPI's revenues during 2007 and in the future. No other client accounted for more than 10% of TPI's revenue in 2006, 2005 or 2004. TPI maintains provisions for doubtful receivables. These provisions aggregated $0.5 million as of the end of 2006.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        On April 24, 2007, Information Services Group ("ISG") and MCP-TPI Holdings, LLC, a Texas limited liability company, entered into a purchase agreement for ISG to acquire 100% of the issued and outstanding capital stock of TPI Advisory Services Americas, Inc. ("TPI"). Shareholder approval was obtained on November 13, 2007, and TPI became a wholly-owned subsidiary of ISG upon the closing, which occurred on November 16, 2007.

        The unaudited pro forma condensed financial statements combine (i) the historical balance sheets of ISG and TPI as of September 30, 2007, giving pro forma effect to the acquisition as if it had occurred on September 30, 2007, (ii) the historical statements of operations of ISG for the period July 20, 2006 (inception) to December 31, 2006 and TPI for the year ended December 31, 2006, giving pro forma effect to the acquisition as if it had occurred on January 1, 2006 and (iii) the historical statements of operations of ISG and TPI for the nine months ended September 30, 2007, giving pro forma effect to the acquisition as if it had occurred on January 1, 2006.

        The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of ISG or TPI. The pro forma adjustments are based upon available information and assumptions that ISG believes are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. ISG is determining the estimated fair values of certain assets and liabilities with the assistance of third party valuation specialists and has engaged a third party appraiser to assist management to perform a valuation of the acquired intangible assets in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations ("SFAS No. 141"). The purchase price allocations set forth in the following unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of TPI's intangible assets. TPI's tangible assets approximate fair value. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact ISG's depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and ISG's results of operations after the acquisition.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of ISG and TPI and the accompanying notes to these pro forma statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

as of September 30, 2007

(in thousands)

	ISG	TPI	Pro Forma Adjustments		Combined
Assets
Cash and equivalents			(235,000)	B
			95,000	C
			(2,564)	D
			(32,542)	E
			(7,097)	H
			20,749	J
Current Assets	$2,036	$3,274	$256,420	A	$100,276
Accounts receivable, net	—	43,080	—		43,080
Receivables from related parties	—	75	—		75
Prepaid expenses and other assets	358	2,311	—		2,669
Deferred tax asset	21	—	—		21

Total current assets	2,415	48,740	94,966		146,121
Furniture, fixtures and equipment, net	42	2,638	—		2,680
Existing goodwill	—	2,805	(2,805)	B	—
New goodwill	—	—	149,076	B	149,076
Existing intangible assets	—	1,035	(1,035)	B	—
New intangible assets	—	—	122,000	B	122,000
Deferred tax asset	—	742	—		742
Cash and cash equivalents held in trust	256,420	—	(256,420)	A	—
Deferred acquisition costs	1,208	—	(1,208)	B	—
Other assets	—	740	2,564	D	3,304

Total assets	$260,085	$56,700	$107,138		$423,923

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$—	$3,308	$—		$3,308
Accrued liabilities	730	11,561	5,292	B	17,583
Restructuring accrual	—	—	4,500	B	4,500
Deferred revenue	—	330	—		330
Deferred tax liability	—	337	3,355	B	3,692
New debt, current	—	—	950	C	950
Current maturities of long-term debt	—	10,388	(10,388)	B	—

Total current liabilities	730	25,924	3,709		30,363
Long-term debt, net of current maturities	—	23,674	(23,674)	B	—
New debt, net of current maturities	—	—	94,050	C	94,050
Deferred tax liability	—	—	45,445	B	45,445
Deferred underwriters' fee	8,263	—	(8,263)	H	—

Total Liabilities	8,993	49,598	111,267		169,858

Common stock, subject to possible redemption, 6,468,749 shares at redemption value	51,242	—	(51,242)	E	—
Stockholders' equity
Preferred stock	—	—	—		—
Common stock	40	64	(4)	E	39
			(64)	I
			3	J
Additional paid-in-capital	195,035	6,013	13,600	B	249,251
			18,704	E
			1,166	H
			(6,013)	I
			20,746	J
Accumulated other comprehensive income	—	1,893	(1,893)	I	—
Retained earnings (accumulated deficit)	4,775	(868)	868	I	4,775

Total stockholders' equity	199,850	7,102	47,113		254,065

Total liabilities and stockholders' equity	$260,085	$56,700	$107,138		$423,923

See notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(in thousands, except share and per share data)

	ISG	TPI	Pro Forma Adjustments		Combined
Revenue	$—	$161,503	$—		$161,503
Operating expenses
Direct costs and expenses for advisors	—	95,562	—		95,562
Selling, general and administrative	49	50,585	(2,700)	K	47,934
Depreciation and amortization	2	2,437	10,306	N	12,745

Operating income (loss)	(51)	12,919	(7,606)		5,262
Interest income	—	108	—		108
Interest expense	(4)	(3,821)	3,821	L	(7,985)
			(409)	D
			(7,572)	M
Loss on extinguishment of debt	—	(527)	—		(527)
Foreign currency transaction gain (loss)	—	(136)	—		(136)

Total other income (expense)	(4)	(4,376)	(4,160)		(8,540)
Net income (loss) before taxes	(55)	8,543	(11,766)		(3,278)
Income tax provision	—	(3,457)	4,706	F	1,249

Net income (loss)	$(55)	$5,086	$(7,060)		$(2,029)

Weighted average shares outstanding:
Basic	7,095,560			G	39,217,399

Diluted	7,095,560			G	39,217,399

Income (loss) per share:
Basic	$(0.01)				$(0.05)

Diluted	$(0.01)				$(0.05)

See notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2007

(in thousands, except share and per share data)

	ISG	TPI	Pro Forma Adjustments		Combined
Revenue	$—	$129,503	$—		$129,503
Operating expenses
Direct costs and expenses for advisors	—	77,465	—		77,465
Selling, general and administrative	782	38,642	(3,000)	K,P	36,424
Depreciation and amortization	—	1,616	5,646	N	7,262

Operating income (loss)	(782)	11,780	(2,646)		8,352
Interest income	8,649	179	(8,613)	O	215
Interest expense	(3)	(2,741)	2,741	L	(5,989)
			(307)	D
			(5,679)	M
Foreign currency transaction gain (loss)	—	355	—		355

Total other income (expense)	8,646	(2,207)	(11,858)		(5,419)
Net income (loss) before taxes	7,864	9,573	(14,504)		2,933
Income tax provision	(3,034)	(3,966)	5,802	F	(1,198)

Net income (loss)	$4,830	$5,607	$(8,702)		$1,735

Weighted average shares outstanding:
Basic	36,148,897			G	39,217,399

Diluted	36,148,897			G	47,232,776

Income (loss) per share:
Basic	$0.13				$0.04

Diluted	$0.13				$0.04

See notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS

1.    Description of Transaction and Basis of Presentation

        On November 16, 2007, Information Services Group, Inc., a Delaware corporation ("ISG"), consummated the acquisition of TPI Advisory Services Americas, Inc., a Texas corporation ("TPI"), pursuant to a Purchase Agreement (the "Purchase Agreement") dated April 24, 2007, as amended on September 30, 2007, by and between MCP-TPI Holdings, LLC, a Texas limited liability company ("MCP-TPI"), and ISG. The acquisition was approved by ISG's stockholders at the special meeting held on November 13, 2007. TPI is engaged in the business of providing sourcing advisory services.

        At the closing of the acquisition (the "Closing"), ICAC, a newly formed subsidiary of ISG, acquired all of the outstanding shares of capital stock of TPI. ISG paid $230 million plus warrants exercisable into 5 million shares of ISG common stock at an exercise price of $9.18 per share (collectively, the "Purchase Price"). The warrants will be exercisable at any time after the first anniversary of the Closing and will expire on the fifth anniversary of the Closing. The warrants were valued at $2.72 per warrant or an aggregate of $13.6 million based on a Black-Scholes model using an expected life of 5 years, volatility of 40.1% and a risk-free interest rate of 4.25%. In addition, ISG paid MCP-TPI in cash an amount equal to the normalized cash and cash equivalents of TPI on April 23, 2007, which the parties agreed was equal to $5 million. MCP-TPI simultaneously applied a portion of the Purchase Price to pay off TPI's indebtedness in full. There is no working capital or other post-Closing purchase price adjustment. The cash generated by TPI between April 24, 2007 and the Closing remained in TPI for the benefit of ISG.

        At the special meeting held on November 13, 2007, 4,094,040 shares of ISG's common stock were voted against the proposal relating to the acquisition and converted into a pro rata portion of the trust account. In addition, as of the Closing, ISG repurchased, pursuant to its previously announced unit, share and/or warrant repurchase program, an aggregate of 7,648,188 shares of its common stock from certain stockholders at a purchase price equal to the pro rata portion of the trust account. ISG has amended its repurchase program such that $15 million remains available for repurchases of shares and/or warrants after the Closing.

        At the Closing, pursuant to the subscription, non-competition and related agreements, TPI employees purchased an aggregate of 2,881,752 shares of ISG common stock for an aggregate of approximately $20.749 million.

2.    Pro Forma Adjustments

        Descriptions of the adjustments included in the unaudited pro forma balance sheet and statements of operations are as follows:

  (A)
  To record the release of funds held in a trust account by ISG upon the completion of an acquisition. As of September 30, 2007, the balance of the trust account was approximately $256.4 million, which included approximately $8.6 million of interest earned, net of $3.2 million of funds disbursed for taxes and $3 million disbursed for operating activities. Actual amounts released from the Trust Account were net of shareholder redemptions (See 2 (E)) and payment to the underwriters (see 2 (H)).

  (B)
  To record the purchase price consisting of the payment of $230 million in cash, the issuance of 5 million warrants, the payment of TPI's cash balance at the date of the Purchase Agreement of $5 million, the recording of $6.5 million of costs related to the transaction, and the

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

2.    Pro Forma Adjustments (Continued)

    allocation of the purchase price of the assets acquired and liabilities assumed as follows (in thousands):

Calculation of Allocable Purchase Price:
Cash	$230,000
Cash balance adjustment	5,000
Warrants**	13,600
Accrued transaction costs	6,500

Total allocable purchase price	$255,100

Estimated Allocation of Purchase Price*:
Cash	$3,274
Accounts receivable, net	43,080
Receivables from related parties	75
Prepaid expenses and other assets	2,311
Furniture, fixtures and equipment, net	2,638
Other assets	740
Goodwill	149,076
Intangible assets	122,000
Deferred tax asset	742
Accounts payable	(3,308)
Accrued expenses and other	(12,228)
Restructuring accrual (see Note 5)	(4,500)
Deferred income tax liability	(48,800)

TPI net assets acquired	$255,100

    *
    The purchase price allocation has not been finalized and is subject to change upon recording of actual transaction costs and the completion of appraisals of intangible assets.

    **
    ISG has determined, based upon a Black-Scholes model that the fair value of the warrants on September 30, 2007, the date of the amendment, was $2.72 per warrant, or an aggregate of $13.6 million. The warrants, each convertible into one share of common stock at an exercise price of $9.18 per share, were valued using an expected life of 5 years, volatility of 40.1% and a risk-free interest rate of 4.25%.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

2.    Pro Forma Adjustments (Continued)

	TPI	Adjustments		Adjusted TPI
Assets
Cash and cash equivalents	$3,274	$—	(ii)	$3,274
Accounts receivables, net	43,080	—	(ii)	43,080
Receivables from related parties	75	—	(ii)	75
Prepaid expenses and other assets	2,311	—	(ii)	2,311
Furniture, fixtures and equipment, net	2,638	—	(ii)	2,638
Existing goodwill	2,805	(2,805)	(iii)	—
New goodwill	—	149,076	(iii)	149,076
Existing intangible assets	1,035	(1,035)	(iv)	—
New intangible assets	—	122,000	(iv)	122,000
Deferred tax asset	742	—	(ii)	742
Other assets	740	—	(ii)	740

	$56,700	$267,236		$323,936

Liabilities and equity
Accounts payable	$3,308	$—	(ii)	$3,308
Accrued liabilities	11,561	—	(ii)	11,561
Restructuring accrual (see Note 5)	—	4,500	(v)	4,500
Deferred revenue	330	—	(ii)	330
Deferred tax liability—current	337	3,355	(ii)	3,692
Deferred tax liability—long-term	—	45,445	(ii)	45,445
Current maturities of long-term debt	10,388	(10,388)	(i)	—
Long-term debt, net of current maturities	23,674	(23,674)	(i)	—
Equity	7,102	247,998		255,100

	$56,700	$267,236		$323,936

i.
Adjust for TPI liabilities not assumed.

ii.
Recorded at book value carried on TPI's books, which is estimated by ISG's management to approximate fair value.

iii.
Excess purchase price over the estimated fair value of TPI net assets acquired.

iv.
Estimate of intangible assets acquired as detailed at Note 3.

v.
Estimate of restructuring accrual (see Note 5).

(C)
To record the proceeds from the $95 million of debt financing. Such amount is comprised of the proceeds available under the term loan of which $0.95 million is included in the current portion of long-term debt.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

2.    Pro Forma Adjustments (Continued)

  (D)
  To record $2.564 million deferred financing costs and administrative fee associated with the $95 million term loan and $10 million revolving credit facility, and the related amortization.

Financing costs	$2,564

Amortization:
Yearly	$409

For the nine month period	$307

  (E)
  To reclassify 2,374,709 shares of common stock subject to redemption to permanent equity. As discussed in Note 1, at the special meeting held on November 13, 2007, 4,094,040 shares of ISG's common stock were voted against the proposal relating to the acquisition and converted into a pro rata portion of the trust account. This amount of $32.542 million, which immediately prior to this transaction was being held in the trust account, represents the value of 4,094,040 shares of common stock that were voted against the acquisition proposal and converted at the $7.92 conversion price as of September 30, 2007 (approximately $7.95 as of November 14, 2007).

  (F)
  Adjust income taxes due to pro forma income adjustments based on the statutory tax rate.

  (G)
  Common stock shares used in earnings per share:

	December 31, 2006	September 30, 2007
Basic:
ISG shares after IPO issuance	40,429,687	40,429,687
Shares redeemed by public shareholders	(4,094,040)	(4,094,040)
Purchase of restricted stock by certain TPI employees(J)	2,881,752	2,881,752

	39,217,399	39,217,399

Diluted:
Shares computed in basic computation above		39,217,399
Warrants issued in connection with IPO and private placement		8,015,377

		47,232,776

  (H)
  To record the net payment to the underwriters in connection with the IPO.

  (I)
  Adjustment to eliminate TPI's historical equity.

  (J)
  In connection with the purchase agreement, certain key employees of TPI purchased 2,881,752 shares of common stock for proceeds of approximately $20.749 million.

  (K)
  Adjustment to eliminate salaries and benefits associated with executives who were or will be severed or whose salaries are being reduced in connection with the acquisition.

  (L)
  Elimination of interest expense on debt not assumed.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

2.    Pro Forma Adjustments (Continued)

  (M)
  Reflects interest expense in connection with the financing for the acquisition using the base rate option, which is a variable rate calculated to be 7.97% as of September 30, 2007. For purposes of this calculation, it is assumed that the entire revolving credit facility is outstanding during the periods presented.

Interest Rate	7.97%	8.095%	7.845%
Interest expense: Yearly	$7,572	$7,690	$7,454

For the nine month period	$5,679	$5,768	$5,590

  Using a 1/8 percent variance, interest expense would be increased/(decreased) $118 and $89 for the year ended December 31, 2006 and nine month period ended September 30, 2007, respectively.

  (N)
  Record amortization of intangibles identified in the acquisition as described in Note 3, net of $1.154 million and $0.645 million for the year ended December 31, 2006 and nine month period ended September 30, 2007, respectively, that was related to previous intangibles amortization.

  (O)
  Reduction of $8,613 million of interest income earned on trust account described in Note 2 (A).

  (P)
  Adjustment to eliminate approximately $0.6 million of transaction costs incurred by TPI in connection with ISG's acquisition of TPI.

3.    Purchase Accounting Adjustment

        Under the purchase method of accounting, the total preliminary purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various preliminary estimates of their fair values. The estimated fair values of certain intangible assets have been determined with the assistance of third party valuation specialists. Management has engaged a third party appraiser to assist management to perform a valuation of the acquired intangible assets in accordance with SFAS No. 141, Business Combinations. Some of the work commenced shortly after the consummation of the definitive agreement and the valuation will be finalized after the completion of the acquisition. Management estimates that the majority of the purchase price in excess of current recorded values will be allocated to non-amortizable intangible assets. The preliminary work performed by the third party valuation specialists has been considered in management's estimates of the fair values reflected in these unaudited pro forma condensed combined financial statements. Management's estimates and assumptions are subject to change upon the finalization of the valuation and may be adjusted in accordance with SFAS No. 141, Business Combinations. The purchase price allocation is not finalized. Management has assumed that carrying value approximates fair value for the tangible assets and liabilities of TPI. The intangible assets acquired will include the TPI index and database, the TPI trademark and trade name, customer relationships, backlog, computer software and goodwill. Some of these assets, such as goodwill and the TPI trademark and trade name will be non-amortizable; other assets will be amortized over their useful lives ranging from one to ten years.

        Under the purchase method of accounting, the total estimated purchase price of $255.1 million was allocated to TPI's net tangible and intangible assets based on their estimated fair values as of the

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

3.    Purchase Accounting Adjustment (Continued)

expected date of the completion of the acquisition. Intangible assets are amortized utilizing the estimated pattern of the consumption of the economic benefit over their estimated lives, ranging from one to ten weighted average years of economic benefit. Based on the preliminary third party valuation and other factors as described above, the preliminary estimated purchase price and amortization was estimated as follows (in thousands):

	Preliminary Purchase Price Allocation	Asset Life
Tangible assets	$52,860	Various
Amortizable intangible assets:
Customer relationships	50,500	10 years
Covenants not-to-compete	4,500	4 years
Databases—Financial Data Repository	6,000	7 years
Databases—Other	3,000	4 years
Backlog	5,500	1 year
Computer software	1,500	4 years
Trademark and trade name	51,000	Indefinite
Goodwill	149,076	Indefinite

Total assets acquired	$323,936
Less liabilities assumed	(68,836)

Purchase price	$255,100

        ISG believes that the recognition of goodwill in the purchase price allocation is supported by a number of important factors. TPI operates in a sector that has been affected positively by the continuing trend toward globalization across most industries. The trend toward globalization has fostered a growing need for major companies to expand their operations and become more efficient. As a leading provider of global advisory services, TPI is positioned to benefit from the strong demand for expert support required to successfully implement and manage insourcing, outsourcing, offshoring and shared services solutions for major global companies. The number of large and midsized firms adopting some type of sourcing program has increased significantly during the past ten years. During 2006, less than one-half of these companies utilized the services of independent professional sourcing advisory firms such as TPI which offers TPI significant room for market penetration. Because of strong organic growth, during its eighteen years as a privately held company, TPI has grown with compound annual growth rates routinely exceeding 15%. As TPI continues to expand in the United States and internationally, it has a growing need to enhance its product and service offerings, improve its profitability as well as expand its geographic reach. These needs will require the infusion of new executive management skills such as those possessed by the ISG management team. ISG management has extensive experience successfully leading major corporations, expanding businesses internationally and introducing new products and services. ISG management has expertise in syndicated and data driven business models which will complement TPI's current service offerings. Adding more data based and data driven revenue streams will significantly enhance TPI's profits and the predictability of its revenue streams. ISG management will actively lead the globalization of existing and new TPI services which is expected to contribute to additional revenue expansion in the near, medium and longer terms. In addition, ISG management has a proven track record of implementing stringent management

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

3.    Purchase Accounting Adjustment (Continued)

approaches and disciplines which will enhance TPI's service delivery and quality as well as improve productivity and lower costs. It is expected that the application of more rigorous management of TPI's operations will yield margin expansion which will facilitate important reinvestment in the business as well as margin improvement for investors.

        Amortization expense for the year ended December 31, 2006 was calculated to be $11.460 million and $6.291 million for the nine months ended September 30, 2007.

        Amortization expense for the five years subsequent to December 31, 2006, are as follows:

2007	8,389
2008	10,261
2009	8,639
2010	6,760
2011	6,331
Thereafter	19,161

$59,541

4.    Non Recurring Expenses

        Certain nonrecurring historical expenses of TPI have not been eliminated as pro forma adjustments. These expenses relate to TPI's merger with another sourcing advisory firm which was not ultimately consummated. Termination of the agreement resulted in approximately $0.8 million in merger-related professional fees being expensed in the first quarter 2006. Such expenses have not been eliminated from the pro forma statement of operations for the year ended December 31, 2006 because they were not directly related to the TPI transaction.

        Further, the pro forma financial statements do not reflect certain nonrecurring charges that TPI will incur in connection with the acquisition. The most significant of these nonrecurring charges is a stock compensation charge of approximately $55.0 million that was triggered on the change-in-control as of November 16, 2007. The settlement of this compensation charge was paid by MCP-TPI with proceeds from the sale of TPI. See Note 10 to TPI's consolidated financial statements.

5.    Restructuring Accrual

        Coincident with the closing of the acquisition of TPI, ISG intends to initiate a Value Creation Plan ("VCP") focused on implementing selected cost reductions and productivity improvements to achieve best in class economics and facilitate reinvestment in new products and services to accelerate organic growth. Cost reductions and productivity measures will center on increasing and/or optimizing average utilization of current billable personnel; implementing a more leveraged staffing and resource model, as well as eliminating redundant and unnecessary positions; and reducing selected sales, marketing and administrative costs. In addition, compensation and benefit programs will be compared and aligned with industry best practices to ensure competitiveness and alignment with shareholder value creation. The VCP is expected to be implemented over a 12 to 15 month period commencing immediately after the consummation of the acquisition of TPI by ISG. The VCP is expected to generate an estimated annualized savings of approximately $8 million to $12 million, roughly equivalent to 10% of TPI's present cost base. These savings are expected to deliver enhanced shareholder returns through

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
STATEMENTS (Continued)

5.    Restructuring Accrual (Continued)

increased profit margins from existing business activities as well as to facilitate increased reinvestment in new products and services and the expansion of the company's geographic reach. The restructuring charges related to implementing the VCP are expected to aggregate $4 million to $7 million over the length of the VCP rollout, and a substantial portion of these expenses are expected to be reported as part of the purchase price of the acquisition in accordance with EITF 95-3; "Recognition of Liabilities in Connection with a Purchase Business Combination." At September 30, 2007, $4.5 million of restructuring costs has been accrued and reflected in the pro forma condensed combined balance sheet.

6.    Repurchase Program

        ISG has repurchased, pursuant to its previously announced unit, share and/or warrant repurchase program, an aggregate of 7,648,188 shares of its common stock from certain shareholders at a purchase price equal to the pro rata portion of trust account on November 14, 2007. The 7,648,188 shares, repurchased for aggregate payments of approximately $60.8 million by ISG as of the Closing have not been reflected in the pro forma condensed consolidated balance sheet as of September 30, 2007. ISG has amended its repurchase program such that $15 million remains available for repurchases of units, shares and/or warrants after the Closing.

OUR BUSINESS

Overview

        TPI was the pioneer in developing the market for sourcing advisory services and has done more than almost any other firm to shape the current state of the outsourcing transaction market space, according to a January 2007 report prepared by Forrester Research, Inc. Since its founding, TPI has performed more than 2,500 engagements and 600 transactions and, with 2006 revenues of $162 million earned from serving 240 different clients, TPI has grown to become the largest independent sourcing advisory firm in the world focusing on the design, implementation, and management of sourcing strategies for major corporate clients. TPI is a fact-based sourcing advisory firm that provides independent analysis, advice and plans to its clients on which services should be sourced and which provider to use. TPI is able to remain unbiased because it does not provide sourcing services to or derive fees from service providers. TPI provides industry knowledge and advice to its clients to help them implement substantial and sustainable improvements in business support operations through a combination of insourcing, offshoring, shared services and outsourcing. Over its 18 year history, TPI has developed an integrated global advisory platform, which is distinguished by its comprehensive scope of services; industry expertise; unparalleled proprietary data and market intelligence; and independence and objectivity.

        TPI is a Texas corporation that was founded in 1989. Its principal executive offices are located at 10055 Grogan's Mill Road, Suite 200, The Woodlands (Houston), Texas 77380; its telephone number is (281) 465-5700; and its fax number is (281) 465-5770. Its website address is www.tpi.net. The information and content contained on its website are not part of this registration statement.

Sourcing Industry

        TPI serves the global sourcing industry, which is comprised of information technology and business process services and outsourcing. The sourcing advisory services that TPI provides can be broadly defined as the delivery to its clients of the internal and external resources necessary to achieve strategic or operational objectives within this global market. Sourcing options are based on the location of the resources (domestic or offshore) as well as the source of the resources (internal or external).

        IDC has estimated that the sourcing industry will grow during the period 2006 to 2011 from $179 billion to $283 billion in business process outsourcing, a compounded annual growth rate of 10%, and from $467 billion to $620 billion in information technology outsourcing, a compounded annual growth rate of 6%. Moreover, the offshoring sector is estimated to grow, during the period 2005 to 2010, from $12 billion to $55 billion in business process outsourcing, a compounded annual growth rate of 36%, and from $18 billion to $55 billion in information technology outsourcing, a compounded annual growth rate of 25%.

  Information Technology Outsourcing

        Information technology services are typically delivered via contracts that provide for multi-year relationships between service providers and clients and provide for the management of all or part of a company's information technology infrastructure, software development and maintenance and operations. Responsibilities transferred to service providers often include managing servers, networks, personal computers, applications and data centers.

  Business Process Outsourcing

        The business services industry typically supports the transfer of one or more discrete business functions to an external service provider. Such functions tend to be high volume, automated activities such as payroll processing or benefits administration. More recently, businesses have begun transferring entire business functions, such as human resources, finance and accounting, procurement or client care, to external service providers. The provision of business services has gained increasing importance and visibility in the services industry as the cost savings it can generate has become a key component of improved competitive advantage and market leadership in an increasingly global economy. Specifically, the outsourcing of human resources, finance and accounting, procurement and client care functions have been growing rapidly. Consequently, TPI has been increasingly deploying its sourcing advisory expertise in these key markets. In the table below are examples of business processes and services that are subject to sourcing arrangements.

Human resources		Finance and accounting		Procurement		Customer care
•	Payroll	•	Accounts payable	•	Product/service evaluation	•	Analytics and data mining
•	Tax administration	•	Accounts receivable	•	Negotiation of prices and terms	•	Campaign management
•	Health and welfare benefits administration	•	Billing and invoicing	•	Contract awarding	•	Call centers
•	Pension and retirement plans	•	Investing	•	Supplier performance monitoring	•	Order management
•	Employee self-service	•	Capital planning			•	Payment processing
•	Talent acquisition	•	Budgeting			•	Warehouse management
•	Talent management	•	General accounting			•	Technical support centers
		•	Treasury and risk management
		•	Tax management

        Within the services industry, the terms "outsourcing" and "offshoring" are frequently used synonymously. However, outsourcing refers to transitioning services to an external provider, whether domestic ("domestic outsourcing") or abroad ("offshore outsourcing"). Offshoring relates to the delivery of services from an offshore location, and can be performed internally via a subsidiary or joint-venture ("captive offshore") or transitioned to an external party ("offshore outsourcing").

  Growth of Offshoring

        Offshoring has contributed significantly to the recent growth in the sourcing market and has expanded the market for TPI's services. Offshoring is broadly defined as the market for providing services to companies in countries with high labor costs (such as the United States and certain countries in Western Europe) by service providers located in countries with lower labor costs (such as India and China). Offshoring came to prominence in the 1980s as large American corporations developed captive offshore centers in order to reap the benefits of the low cost and highly skilled labor. Since then, the growing capability and acceptance of a global delivery model as well as the inherent benefits of access to cheaper and highly-qualified labor and the sophistication of service providers' capabilities continue to drive the growth of offshore outsourcing. Offshore service providers have grown quickly as they have expanded their service offerings beyond information technology to include business processes and services helping companies with core business strategies such as increasing revenue, expanding into new product and service areas, and improving productivity.

        In 2005 the total offshoring market reached $30 billion, and this market is expected to grow to $110 billion by 2010 according to McKinsey estimates. According to Prudential Equity Group, only 25% of the Global 2000 companies had moved significant amounts of outsourced work offshore and, as a result, the offshoring segment remains poised for continued growth. Over the next several years it is expected that growth will be driven by two emerging trends. First, the demand for outsourcing services from middle market companies seeking to achieve cost and productivity benefits may grow. Second, the labor cost savings realized through offshoring will drive companies with existing outsourcing contracts to renegotiate such contracts more frequently in order to take advantage of the lower costs that offshoring provides.

  Increasing role of independent sourcing advisors

        The demand for and role of independent sourcing advisors has grown substantially in recent years due to a number of factors. First, the importance of assessing, negotiating, implementing and managing service delivery models has been rising as outsourcing and offshoring have been increasingly utilized in businesses' operating strategies. Second, the scope and complexity of sourcing relationships has increased as organizations have moved from predominantly information technology outsourcing to business process outsourcing. Third, as the scope and availability of sourcing has increased, the durations of sourcing contracts have become shorter, requiring more frequent contract negotiations with service providers. Fourth, the inherent conflicts in the business models of sourcing advisors who represent clients and provide sourcing services highlight the value of independent advisors who provide guidance to companies. Finally, the expansion of the offshoring and outsourcing markets has added significant complexity to the market for these services, as clients seek "best in breed" solutions to their needs.

        In 2006, management estimates that 48% of the contract value of all contracts with greater than $200 million total contract value were completed with the assistance of an outside advisor, compared to only 33% in 2004.

        These trends have enabled TPI, as a market-leading provider of sourcing advisory services, to grow faster than the sourcing market it serves.

TPI

        TPI is a leading independent sourcing advisor across a number of geographies, industries and business areas. Utilizing proprietary methods and data delivered through a worldwide workforce of highly-experienced employees, TPI guides its clients through the evaluation, negotiation, implementation and management of significant changes in key business support functions, such as information technology, human resources and finance and accounting, which drive significant cost improvements and enhance service delivery quality. With 2006 revenues of $162 million, TPI is the market leader.

        TPI employs its expertise and extensive proprietary market data to optimize its clients business processes through the best combination of insourcing, offshoring, shared services and outsourcing. The depth and breadth of experience of TPI's advisors, coupled with its market-tested methodologies, allow TPI to develop strategies for its clients that yield sustainable advantages such as cost improvements and capability enhancements and to position them for superior long-term operating results. TPI provides its clients with specialized solution teams that offer process and domain knowledge as well as industry expertise specific to the needs of each engagement.

TPI's Strengths

        TPI believes that the following strengths differentiate it from its competition:

  •
  Independence and objectivity.  TPI is an independent, fact-based advisory firm with no conflicting financial interest or incentives. This enables TPI to maintain a trusted advisor relationship with its clients through its unbiased focus and ability to align its interests with those of its clients. Many of TPI's competitors also offer outsourcing services or derive fees from service providers, in addition to their client advisory practices, potentially compromising objectivity. Through its independence and advisory engagement strength, TPI has isolated itself from these potential conflicts. TPI does not represent any service providers and its fees are not tied to the outcomes of any specific engagement.

  •
  Domain expertise.  Averaging over 20 years of experience, TPI's client-facing advisors bring a wealth of industry and domain-specific knowledge and expertise to address their most complex sourcing needs and demands. TPI employs the largest number of advisors specializing in sourcing advisory services, with credentials in all of the relevant functional areas that represent targets of opportunity for TPI's clients.

  •
  Proprietary data and market intelligence.  TPI has assembled a comprehensive, up-to-date and sophisticated database consisting of proprietary market information gathered from its more than 2,500 engagements and 600 transactions, totaling roughly $250 billion in total contract value ("TCV") as well as other factual industry data sources.

  •
  Global reach.  Possessing practical experience in global business operations, TPI understands the significance of interconnected economies and companies. TPI's resources in the Americas, Europe, Southeast Asia, Japan, and Australia make it a truly global independent sourcing advisory firm and position TPI as the advisor best able to consistently serve the strategic and implementation needs of its global clients. TPI's international operations accounted for approximately 35% of total revenues in 2006 and are expected to grow at an accelerated rate as the benefits of outsourcing are recognized abroad.

        TPI believes that the strengths disclosed above are central to its ability to successfully deal with the challenges that it faces. TPI faces many challenges to it and to its business, which include, or may include: competition from other service providers; the need to maintain and expand its product offerings; the need to retain existing, and attract future, key employees; the need to retain existing, and attract future, clients; the need to continue to secure new engagements; and, generally, any challenges to its ability to pursue its strategy discussed below under the caption "TPI's Strategy."

        TPI also faces various risks, which are more fully described in the "Risk Factors—Risks Related to TPI's Business" and "Forward-Looking Statements" sections of this registration statement, including, but not limited to: a decline in the growth rate of the sourcing advisory industry; loss of engagements; outside factors impacting operating results; failure to secure new engagements; maintenance of existing services and products and the introduction of new services and products; inability to respond to market trends; failure to protect intellectual property; failure to successfully compete; loss of key members of TPI's management team; inability to attract skilled employees; loss of a key client; risks inherent in international business activities; currency rate fluctuations; and inability to maintain equity in TPI's brand name.

TPI's Strategy

        TPI intends to use its competitive strengths to develop new services and products, sustain and accelerate its growth and strengthen its existing market position by pursuing the following strategies:

  •
  Pursue continued growth of existing service model.  TPI expects the trend towards offshore delivery models—through captive centers, joint ventures and outsourcing—to play an increasing role in the growth of demand for its services. TPI plans to leverage its current operating platform to service the growing number of corporations utilizing outside advisors when negotiating, implementing, and maintaining sourcing contracts. In addition, TPI will seek to continue to expand its products and services and the geographic markets it serves opportunistically as global competition spurs demand for cost savings and value creation. Strong growth of the business process outsourcing and offshoring markets, along with an emergence of niche and middle markets, should provide significant market expansion opportunities for TPI. TPI expects to be well-positioned to benefit from any increase by its clients of corporate "multi-sourcing" strategies, where clients seek one outside advisor to assist them in effectively balancing the concentration risks of third-party dependencies with the need for regular review and renewal of incumbent relationships.

  •
  Continue to expand geographically.  Historically, TPI generated the majority of its revenues in North America. Over the past several years, TPI has made significant investments in its European and Asian practices to capitalize on emerging demand for sourcing in these geographic regions. TPI intends to continue to expand in Europe, Japan and Asia and maintain its revenue growth in those markets.

  •
  Expand into new industry sectors.  TPI has been successful in expanding its presence across industries and into federal and state government departments in the United States, and national and provincial government units in the United Kingdom, Canada and Australia. TPI management believes the government market, currently with very low penetration, represents a large opportunity for TPI. In addition, TPI's focus on the financial services market, which accelerated in 2005, has yielded considerable growth in revenues and client relationships. Other industries possessing similar characteristics of regulatory oversight and increasing competitive tensions, and benefiting from standardization and automation, include healthcare, pharmaceuticals, and energy. TPI intends to continue to expand across these industries opportunistically as market opportunities present themselves.

  •
  Develop knowledge process outsourcing capabilities.  To date, TPI's emphasis has been on certain corporate-wide business functions such as information technology, human resources, and finance and accounting. However, TPI believes there is a growing demand for knowledge process outsourcing. Clients for knowledge process outsourcing comprise those organizations that are challenged by the labor costs and skills shortages for activities that are inherently expertise-oriented, such as research, engineering, clinical trials, marketing and advertising and legal services. TPI is involved in early-stage knowledge process outsourcing engagements and plans to further develop this source of business in the future.

  •
  Provide greater post-implementation support services.  McKinsey estimates that almost half of all outsourcing deals fail to realize expected cost or efficiency targets due to poor management and lack of experience. As companies begin to recognize the importance of managing the transition and post-sourcing-transaction period, service management and governance has emerged as a revenue driver for TPI. TPI believes that its eighteen years of knowledge of and experience with outsourcing transactions makes it uniquely equipped to help its clients manage their outsourcing teams or act as a third-party administrator. Approximately 25% of TPI's revenues were generated through service management and governance activities across information technology outsourcing and business processing outsourcing engagements in 2006 (up from 13% in 2005). TPI will continue to pursue opportunities to leverage its experience to make service management and governance an even greater revenue generator for TPI. Sourcing management and governance engagements also provide a source of recurring revenue to TPI.

  •
  Explore the expanded use of service offering extensions.  TPI believes there currently exists a large emerging market for middle market outsourcing engagements and for smaller projects undertaken by large organizations. To address this market, TPI has developed standardized methods and processes to aid companies looking to realize the benefits of outsourcing and to help companies compare their governance and service provider performance with the broader market. TPI believes that these standardized methods and processes could address currently underserved markets, opening a new source of revenue for TPI.

  •
  Productize market data assets.  TPI believes that productizing its advisory methodologies and data represents an opportunity to achieve greater scale predictability and leverage from its existing platform. There are a variety of potential services based on data TPI has collected over the course of its engagement history that could be of interest to existing and new clients. TPI expects to expand its financial data repository and associated benchmarking (costs and pricing) comparisons to broaden its scope beyond its current information technology emphasis, and intends to introduce market pricing comparisons for human resources and finance and accounting services in the future.

  •
  Consider acquisition and other growth opportunities.  The independent sourcing advisory market is highly fragmented. TPI believes it is well-positioned to leverage its leading market position to expand its platform through selective acquisitions. Acquiring firms with complementary services and products would allow TPI to further develop and broaden its service offerings and domain expertise. TPI will consider and may pursue opportunities to enter into joint ventures and to buy or combine with other businesses that could complement, enhance or expand its current business or products that offer growth opportunities.

  •
  Expand profit margins.  TPI intends to focus on revenue growth through a combination of increased utilization and pricing optimization. In addition, TPI will continue to seek to employ programs to minimize its selling, general and administrative costs.

TPI's Services

        TPI's services are applied to assist organizations in addressing complex business challenges. Utilizing the functional domain experience of its industry experts, and leveraging the wealth of empirical data gained over its 18 year history, TPI helps clients to understand factors affecting the sourcing options available to them. An outline of TPI services and how they support client requirements appears below:

        TPI provides five key lines of service:

  •
  Operational assessment.  TPI evaluates clients' operating costs and existing practices against various benchmarks and determines the benefits of changing their current service delivery approach.

  •
  Strategy development.  TPI determines the potential cost savings and designs the clients' most appropriate operating organization, which lays the foundation for service process transformation and improvement. A given strategy typically includes a combination of the use of shared service centers, offshoring, in-sourcing and traditional outsourcing.

  •
  Negotiation and implementation.  TPI helps clients manage the negotiation and implementation of a sourcing strategy, including assisting with supplier selection, contract negotiation and program management.

  •
  Transition support/execution.  TPI supports each transition phase when a client shifts internal operations to new outsourcing providers.

  •
  Service management and governance.  TPI monitors, manages and benchmarks client's sourcing relationships and shared service center operations.

  Operational Assessment

        When beginning an engagement, TPI conducts an operational assessment in order to gain an understanding of the scope of service delivery possibilities for a client. The assessment includes more than ten operational areas of an organization, including data center efficiency, help desk operators, network management, desktop PC maintenance, A/P processing, benefits administration and software application development. The assessment analyzes how an organization's current operations are functioning and identifies strengths and deficiencies that could be addressed. Using relevant cost benchmarking and service-delivery practices, TPI frames the qualitative differences unique to each organization against standardized models most commonly employed through outsourcing. TPI's operational assessments provide actionable recommendations across a range of critical service delivery criteria.

        Operational assessments are performed for discrete functional areas such as human resources, information technology and finance, as well as for multiple integrated business processes. In this way, TPI's diagnostic expertise may be applied to specific areas in a problem-solving manner, or may be applied more broadly to identify and confirm opportunities for improvement.

  Strategy Development

        When considering alternative service delivery models, TPI provides a strong rationale and an informed strategy for change that reflects all risks and opportunities, allowing clients to make better decisions and achieve successful results. Accordingly, TPI provides strategic, organizational and operational designs for corporate shared services, captive offshore operations, insourcing and outsourcing. These designs include a comprehensive plan for the realignment of internally delivered functions and seamless interfaces for engaging external service providers and service-delivery management practices. Clients receive insights into what the sourcing strategy for designated business support functions could be and how that strategy aligns with their overall corporate directions. Developed within the framework of a detailed business case, TPI's recommendations consider the complex spectrum of factors that drive cost and complexity.

  Negotiation and Implementation

        TPI employs experienced advisors with expertise in implementing the full spectrum of sourcing solutions.

  •
  Insourcing.  TPI believes that most organizations should seek to obtain the maximum value from their internal operations before considering outsourcing. TPI helps maximize the efficiency and effectiveness of business support operations delivered by internal organizations, so that informed decisions may be made regarding other alternatives. Experienced in applying the principles of standardization, process refinement and transparency of management toward insourcing operations, TPI guides organizations through the process of evaluation and the formation of a strategic direction.

  •
  Shared Services.  Clients seeking to obtain better services at lower cost to internal customers often establish a shared services organization within their enterprises. TPI helps clients manage this development, giving them the tools to make strategic, timely decisions.

  •
  Captive Offshore.  Using proprietary in-house operations in lower-cost geographies can offer significant benefits to many companies. With functional and operational expertise across the globe, TPI assists these clients in defining and implementing captive operations. While "captive centers" have been used to lower organizational costs for some time, TPI's emphasis is on the full range of work transition and operations, focusing on a committed program of scalability and process improvement.

  •
  Outsourcing.  TPI negotiates and implements outsourcing agreements that help clients improve operations and lower costs. TPI helps clients design, implement and deliver outsourcing strategies that optimize their cost structures and achieve quantifiable results. TPI deploys a market-tested commercial framework to support clients' contractual service commitments, offering leadership, specialization and a focus on helping them achieve long-term value.

        TPI's capabilities are aligned by strategy and functional domain across the sourcing lifecycle and are grounded in fact-based methodology and business data.

  Transition Support/Execution

        TPI typically assists its clients in transitioning their internal operations to outsourcing providers. These transition services build the foundation for dispute resolution processes, periodic management interactions, service level monitoring, and invoice approval.

  Service Management and Governance

        Service Management and Governance ("SM&G") is comprised of the functions and associated business processes necessary for the successful management of complex sourcing relationships. Companies are increasingly finding that an effective SM&G organization is essential to achieving the value intended at the outset of a sourcing program. TPI assists its clients in building the right organizational structure and procedures, incorporating appropriate technologies to improve and monitor financial and operational performance, and developing the know-how to continue to create value from sourcing relationships. Of TPI's 74 completed transactions in 2006, 35% were converted to SM&G engagements.

New TPI Services

        TPI introduced the following new services in 2007, each of which is expected to begin generating revenues at some point during the year:

        Assisted sourcing transaction.    TPI has developed the Assisted Sourcing Transaction ("AST") service for experienced clients that wish to apply TPI's familiar techniques to outsourcing endeavors of smaller scope and complexity, leveraging intellectual assets and expertise on an "as required" basis. The target market for these services also includes middle market client organizations that have historically been unserved by sourcing advisors. The AST service is designed to support sourcing efforts of less than $20 million in total contract value, national geographic scope and narrow functional specification. AST services focus on strategic business alignment, integrated SM&G development, thorough financial analysis and justification, flexible and disciplined project approach and expert sourcing advice. The AST service provides TPI the ability to achieve greater leverage of its delivery resources, with the potential for performing considerable amounts of the client engagement from centralized locations, potentially offshore, and with resources that are applied across multiple clients. TPI is currently testing AST with several clients.

        Service management and governance solutions delivery.    Service Management and Governance Solutions Delivery ("SD") is TPI's business process outsourcing service to govern and/or support outsourced or other contracted activities for its clients. Pursuant to this service TPI will take over routine tasks including process management and tracking, data collection, reporting, benchmarking and basic negotiations. Clients will generally retain decision making, approval, complex negotiation and relationship responsibilities. The application of TPI's capabilities, processes and tools in this manner is designed to allow its clients to increase their control of the outsourcing process and lower the risk of failure while minimizing costs and required permanent employee base.

        Governance Excellence Program.    TPI has developed a unique benchmarking product, Governance Excellence Program ("GEP"), focused on helping companies compare their governance and service provider performance to industry averages. GEP is an program for outsourcing governance executives and staff who are actively managing one or more outsourcing relationships. GEP offers education, membership directory, forums and workshops, governance benchmarks and metrics, detailed recommendations and best practice content. The governance benchmark is a foundational element of the program and provides a comprehensive view of recommended activities and a common language for comparisons. The benchmark covers a wide range of strategic and operational governance activities and metrics. After filling out a questionnaire of over 300 questions, clients receive an executive summary and detailed report, member group comparisons, client-specific improvement recommendations and are eligible for implementation support.

Proprietary Data and Market Intelligence

        TPI possesses proprietary databases of sourcing-related market intelligence that is the product of extensive market research and the more than 2,500 separate engagements and 600 outsourcing transactions that it has conducted in its 18 year history, representing, by its own estimate, a cumulative TCV of approximately $250 billion. TPI's extensive data underpin its operational assessments, strategy development, deal structuring and negotiations. The data also fuels TPI's marketing programs, as it is able to identify circumstances and timelines related to in-process outsourcing relationships that are candidates for TPI's renegotiations services. This data is proprietary, derived largely from those assignments that TPI has conducted during the last 18 years, and therefore provides TPI with a competitive advantage unavailable to its competitors, enabling TPI to provide comprehensive comparative metrics to its clients that competing sourcing advisors are unable to provide.

        TPI's comprehensive databases include proprietary market intelligence on key sourcing topics including (but not limited to):

  •
  comparative sourcing economics, benchmarking, and best practices;

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  service provider profiles, including their global capabilities, performance metrics, strengths and weaknesses, organizations, contract awards, and recent developments;

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  contract terms and templates, including pricing, governance, results, revisions, cancellations, and renewals; and

  •
  sourcing industry trends, including transaction volumes, developments, and innovations by industry, function, geography, client, and provider.

        TPI enhances its sourcing-related databases with data accumulated from each client engagement, thus improving TPI's ability to compete for additional client engagements and advise subsequent clients based on updated market intelligence. TPI supplements its proprietary engagement data with outbound surveys and market research, purchased from third parties. Industry service providers participate in the development of TPI's databases, enhancing TPI's ability to influence and educate prospective clients.

        TPI's databases benefit from its direct participation in a significant portion of sourcing transactions. TPI estimates that in 2006, it advised on approximately 25 percent of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million, which is more than half of all such transactions using an outside advisor.

        The importance of this proprietary data in establishing sourcing industry standards and best practices is attributable partially to the profile and global scale of TPI's advisory clients. In addition, TPI hosts semiannual industry conferences that facilitate collaborative learning, networking and sharing of best practices among sourcing executives in a confidential environment.

        The major trends in the sourcing industry—including growth, globalization, multiple-provider transactions, shorter-duration contracts, expansion of services and providers, use by new industries, and user focus on implementation, performance and compliance—are expanding the volume and complexity of sourcing market data, which makes a comprehensive, advice- oriented database such as that owned by TPI an increasing advantage in both TPI's competition for advisory roles and TPI's ability to provide best-in-class advice to its clients.

        TPI believes that there are opportunities to acquire complementary advisory, research, and database assets and businesses. TPI believes that the potential exists to combine TPI's proprietary data assets with assets to be acquired in subsequent transactions to create products and services such as advisory and research services that could be sold via subscriptions, memberships, and other such recurring revenue models. Advisory, research and database businesses sold by subscription or membership typically generate recurring revenues at a higher margin than currently exists in the TPI business.

TPI Index

        Each quarter, TPI publishes an overview of global outsourcing market activity called the TPI Index. Since its launch in 2002, the TPI Index has become an industry benchmark that is utilized and referenced by equity research analysts, service providers, clients and media outlets interested in the state of the global sourcing industry. The TPI Index leverages TPI's proprietary sourcing data repository comprised of hundreds of distinct sources of data. The nucleus of the TPI Index reporting is a database of commercial outsourcing contract awards that is developed and maintained through contemporary market intelligence techniques, and includes the exchange of information with a broad number of industry participants. Market-tested over seventeen successive quarters of public review, the TPI Index has become an authoritative voice on the state and trends of the global outsourcing industry. The TPI Index is delivered via a conference call format utilizing a concise summary of noteworthy observations. This initiative enhances TPI's brand recognition among market leaders and influencers, service providers and clients.

        The TPI Index Insider is a published companion to the TPI Index. This document provides additional, more detailed information. The Insider covers additional information on outsourcing adoption across geographies and markets and explores trends in service provider market penetration. Cited by news organizations, companies and industry analysts worldwide, the TPI Index and Index Insider have become a definitive source for industry growth and trends.

Clients

        TPI is widely recognized as one of the most successful and informed sourcing advisors in the industry. A January 2007 report prepared by Forrester Research, Inc. noted that TPI has done more than almost any other firm to shape the current state of the outsourcing transaction market space. TPI has performed more than 2,500 engagements and over 600 outsourcing transactions, totaling by its own estimate approximately $250 billion in total contract value. It has advised 342 companies on the Forbes Global 2000; 32 on the top 50; and 55 on the top 100. By its own estimate, TPI advised on approximately 25 percent in 2006 of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million. It derives approximately 35 percent of its revenue from outside North America. The demand for TPI's services has grown dramatically since 2002, both when measured by number of clients as well as by number of advisory engagements.

        A summary of the number of clients and client engagements served by TPI appears below.

        TPI's business is diversified across a wide range of industries. TPI provides services to clients in numerous industries such as: financial services, telecom, healthcare and pharmaceuticals, manufacturing, transportation and travel, and energy and utilities. Expansion into additional industries has been a focus for TPI. A summary of active TPI engagements by industry for 2006 follows.

  Recurring revenue from blue chip client base

        TPI maintains longstanding relationships with market leading companies across multiple industries. The majority of TPI's revenues are generated from an extensive roster of blue chip clients across a range of industries and geographies. TPI's service offerings and high client satisfaction levels have resulted in continuous revenue streams from its major clients. In this regard, 81% of revenue came from existing clients in 2006, versus 78% in 2005 and 72% in 2004. Various business units of General Motors Corporation have accounted for, in the aggregate, more than 10% of TPI's revenue during 2004, 2005 and 2006. Of the top 25 clients in 2006, 13 of them (52%) have been revenue generating for three or more consecutive years.

Sales and Marketing

        While TPI initially focused on advising domestic clients in the negotiation and implementation of information technology outsourcing transactions, TPI has since significantly broadened its advisory capabilities and expertise to include emerging outsourcing areas including business process outsourcing, knowledge process outsourcing and service management and governance. In a January 2007 report, Forrester Research Inc. noted that although mostly known for its long history of brokering transactions, TPI is now aggressively growing its upfront strategic planning business related to IT and business process outsourcing. Additionally, TPI has substantially broadened its geographic reach and expertise into core outsourcing markets by expanding into Europe and Southeast Asia in 1999, into India in 2005 and Japan in 2007. TPI has leveraged its knowledge of outsourcing as an essential foundation for guiding clients through the consideration of a broad spectrum of organizational and operating transformation alternatives. TPI estimates that it has advised on approximately 22% of the aggregate TCV awarded since 2002 on deals with TCV $50 million or greater.

        TPI's sales and marketing activities are conducted by partners, responsible for the oversight of multiple client relationships, quality of service delivery, account expansion activities and sales pursuits, and practice leads, responsible for the management of practice personnel, as well as service delivery, client satisfaction, account expansion and sales efforts. However, TPI maintains a central sales and marketing group that directs its global sales and marketing effort. TPI's philosophy is to engage its prospective clients with highly-informed experts. TPI promotes its services through active and coordinated marketplace monitoring, such as speaking at industry conferences, managing relationships with market influencers and organizing brand-oriented programs. A high percentage (84% in 2006) of sales are generated by inbound calls, repeat business and client referrals. Referrals from former clients and service providers were the most frequent source of leads in 2006. In 2006, TPI strengthened its centralized marketing function. The expanded organization is responsible for global new business generation, proposal development, new engagement negotiation, and coordinates TPI's focus on developing its relations with sourcing service providers.

        Branding effort.    TPI's corporate website, logo and marketing materials reflect TPI's commitment to helping companies anticipate challenges in the sourcing process. TPI is united under the theme, "knowledge powering results", reflecting its core strengths in industry knowledge, expertise and measurable results for clients. Additionally, TPI has launched a corporate blog as an extension of its industry knowledge and experience-based observations. The TPI Index is broadly followed throughout the industry and TPI intends to continue to leverage this exposure.

        Conferences.    TPI hosts semiannual Sourcing Leadership Exchanges ("SLEs"), global conferences that facilitate collaborative learning, networking and sharing of best practices among sourcing executives. These events have been held since 1998 and bring together executives accomplished at successful implementation of outsourcing strategies. TPI's SLE conferences are exclusively for corporate executives who use sourcing as a significant part of their business strategies. Attendance, which is by invitation only, allows executives to share ideas and information about their sourcing relationships. In addition, the SLE conferences provide TPI with an excellent opportunity to promote its latest services and views on market trends.

Competition

        Competition in the sourcing advisory market is primarily driven by independence and objectivity, expertise, possession of relevant benchmarking data, breadth of service capabilities, reputation and price. TPI competes with other sourcing advisors, research firms, strategy consultants and other service providers. A significant number of independent sourcing advisory firms offer services similar to those of TPI. However, generally these firms lack the benchmarking data, scale and diversity of expertise that TPI possesses as a result of its 18 years of experience in the sourcing industry. Research firms are able to bring industry research and independence to their sourcing advisory clients. However, few such firms have the same depth of domain expertise as TPI. In addition, most research firms do not possess the data repository of recent, comparable transactions and benchmarking data that TPI offers. Strategy consultants bring strategy services capabilities to the sourcing advisory market. However, since they do not focus exclusively on the sourcing market, they lack the depth of experience that sourcing advisory firms such as TPI possess. In addition, strategy consultants do not possess the sourcing implementation expertise nor the benchmarking data capabilities that are critical to implementing and managing successful sourcing advisory projects. Other service providers often lack the depth of experience, competitive benchmarking data and independence critical to playing the role of "trusted advisor" to clients.

Employees

        TPI emphasizes the depth and breadth of its advisor experience, with advisors averaging over 20 years of relevant industry experience. As of December 31, 2006, TPI employed 430 people worldwide. These employees are organized into bands including: executive committee, practice leads, partner, project director, senior advisor, advisor, analyst and technical specialist.

        TPI makes it a priority to attract and retain the brightest people. All employees are required to execute confidentiality, conflict of interest and intellectual property agreements. There are no collective bargaining agreements covering any of TPI's employees.

        TPI recruits advisors from service providers, consulting firms and clients with direct sourcing experience. Their advisors leverage extensive practical expertise derived from experiences in corporate leadership, consulting, research, financial analysis, contract negotiations and operational service delivery. Of TPI's current employees, approximately 50% joined from service providers, 30% from clients and 20% from consulting firms.

        TPI's voluntary advisor turnover rate is low, ranging between 5.2% and 6.4% over the last three years.

Intellectual Property

        TPI currently has eight trademarks and nineteen applications for trademarks pending in eleven countries and the European Union. In addition, TPI has seven registered domain names that have expiration dates in 2007 through 2016. Finally, TPI has various proprietary databases containing sourcing market intelligence.

Litigation

        TPI is not currently involved in material litigation or other similar proceedings.

Properties and Facilities

        The majority of TPI's business activities are performed on client sites. TPI does not own offices or properties. TPI has leased offices in the United States, Australia, Canada, France, Germany, India, Japan Netherlands, Singapore, Sweden and the United Kingdom.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

        The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position
Michael P. Connors	52	Chairman of the Board and Chief Executive Officer
Frank Martell	48	Executive Vice President, Chief Financial Officer and Treasurer
Earl H. Doppelt	54	Executive Vice President, General Counsel and Corporate Secretary
Richard G. Gould	49	Executive Vice President
Robert J. Chrenc	63	Director
Gerald S. Hobbs	66	Director
R. Glenn Hubbard	49	Director
Donald C. Waite III	65	Director
Robert E. Weissman	67	Director

Management

        Michael P. Connors has served as our Chairman of the Board and Chief Executive Officer since our inception. Mr. Connors also served as our Secretary and Treasurer from the date of our inception until December 2006. Mr. Connors served as Chairman and CEO of VNU's Media Measurement and Information (MMI) Group from its creation in 2001 until his resignation in 2005. VNU is a leading global information and media company. Mr. Connors was instrumental in creating the MMI Group, which comprises VNU's media information, entertainment, software and internet businesses, including Nielsen Media Research, Nielsen Entertainment and NetRatings. In addition to leading the MMI Group, Mr. Connors served as chairman of VNU World Directories from 2003 to 2004, which included VNU's Yellow Pages and directory businesses operating in seven countries. Mr. Connors also served as a member of the VNU Executive Board. Prior to joining VNU, Mr. Connors was Vice Chairman of ACNielsen Corporation, one of the world's largest marketing information services companies, commencing November, 1996. Prior to that, as Senior Vice President of The Dun & Bradstreet Corporation (D&B), Mr. Connors played a key role in the breakup of D&B into three separate, publicly traded companies, including ACNielsen. Mr. Connors currently serves as a director of R.H. Donnelley Corporation and Eastman Chemical Company. In addition, Mr. Connors served until November 2005 as a member of the Board of Directors of NetRatings, Inc.

        Frank Martell has served as our Executive Vice President, Chief Financial Officer and Treasurer since December 2006. Until December 2006, Mr. Martell was the Chief Operating Officer of ACNielsen Corporation and Chief Executive Officer of ACNielsen Europe and Emerging Markets. He spent the previous 11 years with VNU, ACNielsen Corporation and D&B serving in a series of global financial and senior operating positions. He joined D&B in 1995 as Head of Internal Audit, became Corporate Treasurer for ACNielsen worldwide after the spin-off from D&B in 1996 and held a series of executive positions residing in the U.S., Asia and Europe including Chief Financial Officer and President and CEO of ACNielsen Asia Pacific. Prior to joining D&B, Mr. Martell had a 15-year career at General Electric in financial management positions including GE corporate audit.

        Earl H. Doppelt has served as our Executive Vice President, General Counsel and Corporate Secretary since December 2006. Until November 2006, Mr. Doppelt served as Executive Vice President and Chief Legal Officer of VNU, a leading global information and media company. He spent the previous 12 years with VNU, ACNielsen Corporation and The Dun & Bradstreet Corporation (D&B). He joined D&B in 1994 as Senior Vice President and General Counsel and, in 1996, when D&B was broken up into three separate public companies, became Executive Vice President and General

Counsel of ACNielsen. Mr. Doppelt was part of the executive team that led the turnaround of ACNielsen into a profitable company. When VNU acquired ACNielsen in 2001, Mr. Doppelt was named Executive Vice President and Chief Legal Officer of VNU. During his career at VNU, ACNielsen and D&B, Mr. Doppelt managed a number of complex M&A transactions including three ownership transitions from the break-up of D&B into three separate companies, the sale of ACNielsen to VNU and the sale of VNU to a private-equity consortium. Prior to joining D&B, Mr. Doppelt was Senior Vice President and Deputy General Counsel of Paramount Communications and earlier a litigator specializing in antitrust and securities matters for the law firm of Paul, Weiss, Rifkind, Wharton and Garrison.

        Richard G. Gould has served as our Executive Vice President since December 2006. Until October 2006, Mr. Gould was with Morgan Stanley where, during a 20-year career, he held several executive positions. His experience with Morgan Stanley included capital markets, global sales management, marketing and new product innovation. He initially joined Morgan Stanley's London office as a sales manager of European Equity Derivatives to start the firm's options, futures and portfolio trading businesses in Europe. He was promoted to Vice President in 1988; Principal in 1990; and Managing Director in 1992. Mr. Gould then moved to Tokyo in October 1992, where he was responsible for equity derivative sales for the Asian Region, subsequently becoming head of the Japanese Equity Division. He moved to Morgan Stanley's New York headquarters in January 1996, where he held executive positions including head of the Global Pensions Group, head of Quantitative Research, head of Global Derivative Sales and later served as co-head of North American equity distribution.

Directors

        Robert J. Chrenc has served as our Director since August 2006. Mr. Chrenc served as Executive Vice President and Chief Financial Officer of ACNielsen Corporation, a leading provider of marketing information, from June 1996 to February 2001. Mr. Chrenc was promoted to Executive Vice President and Chief Administrative Officer in February 2001 and served in this capacity until his retirement in December 2001. Since 2001, Mr. Chrenc has remained retired with the exception of certain director positions. Until January 2007, Mr. Chrenc served as a director of Symbol Technologies Inc., a leading provider of products and solutions that capture, move and manage information, and as non-executive Chairman of its Board of Directors. In April 2007, Mr. Chrenc was elected a member of the Board of Directors of Monster Worldwide, Inc., the parent company of Monster.com, a global online employment solution.

        Gerald S. Hobbs has served as our Director since January 2008. Mr. Hobbs is a managing director and an operating partner at Boston Ventures. Previously, Mr. Hobbs was the Chairman and CEO of VNU, Inc., now The Nielsen Company, and Vice-Chairman of the Executive Board of VNU N.V. until his retirement in April 2003. Mr. Hobbs has served as Chairman, and Director of the American Business Media, BPA International and the Advertising Council, Inc. He is currently a Director of BNA, Inc. and The Nielsen Company.

        R. Glenn Hubbard has served as our Director since August 2006. Dr. Hubbard has served as the Dean of Columbia University, Graduate School of Business since 2004. A Columbia faculty member since 1988, he is also the Russell L. Carson Professor of Finance and Economics in the Department of Economics and Graduate School of Business of Columbia University. Dr. Hubbard is a research associate at the National Bureau of Economic Research and is a visiting scholar and Director of the Tax Policy Program for the American Enterprise Institute. In addition, Dr. Hubbard was Chairman of the President's Council of Economic Advisers from 2001 to 2003. Dr. Hubbard currently serves as a director of ADP, Inc., Duke Realty Corporation, KKR Financial Corp. and Metropolitan Life Insurance Company.

        Donald C. Waite III has served as our Director since January 2008. Mr. Waite is the Director of the Executives-in-Residence Program at Columbia Graduate School of Business, where he is an adjunct professor. Mr. Waite retired from McKinsey & Company, the international management consulting firm, in February 2002 after 36 years of service. From 1996-2002, he was one of three members of the Firm's Office of the Managing Director, and Chairman of the Firm's Investment Committee and Compensation Committee. Mr. Waite sits on the Board of Overseers of the Columbia Graduate School of Business as well as serving as Director of Presstek, Inc..

        Robert E. Weissman has served as our Director since August 2006. Mr. Weissman retired in January 2001 after years of experience as Chief Executive Officer for several public corporations. Most recently, Mr. Weissman was Chairman of the Board of Directors of IMS Health Incorporated (IMS), a provider of information to the pharmaceutical and healthcare industries. He served as both Chairman and Chief Executive Officer of IMS until March 1999 and he continued to serve as Chairman until 2001. Prior to his position with IMS, Mr. Weissman was Chairman and Chief Executive Officer of Cognizant Corporation, the former parent company of IMS, Nielsen Media Research, a provider of media data, and Gartner Group, an information technology research and advisory company, and prior to that, was Chairman and Chief Executive Officer of D&B from 1994 to 1996. Prior to his election as Chairman and Chief Executive Officer of D&B, he held the position of President and Chief Operating Officer of that company since 1985. From 2001 to 2005, Mr. Weissman was active as Chairman of Shelburne Partners, a private investment company that works with emerging companies in the United States and Europe. In addition, Mr. Weissman currently serves as a director of State Street Corporation, Pitney Bowes, Inc., and Cognizant Technology Solutions Corporation.

Board of Directors and Committees of the Board

        Our Board of Directors has six directors and a majority is considered "independent" under federal securities laws and rules of The Nasdaq Stock Market. The Board of Directors is divided into three classes with one class of directors being elected each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Robert J. Chrenc and Gerald S. Hobbs, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of R. Glenn Hubbard and Donald C. Waite III, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Michael P. Connors and Robert E. Weissman, will expire at the third annual meeting.

        Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board of Directors has adopted a charter for each of the three committees.

Audit Committee

        Our audit committee consists of Mr. Chrenc, as Chairman, Mr. Hobbs, Dr. Hubbard, Mr. Waite and Mr. Weissman. The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee also selects the firm that will serve as our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to the committee's attention by management, the independent registered public accounting firm or the Board of Directors, and evaluates all of our public financial reporting documents.

        In accordance with applicable federal securities laws and the rules of The Nasdaq Stock Market, we have adopted an audit committee charter that incorporates these duties and responsibilities.

Financial Experts on Audit Committee

        The audit committee will at all times be composed exclusively of "independent directors" who are able to read and understand fundamental financial statements. In addition, ISG must certify to The Nasdaq Stock Market that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication. The Board of Directors has determined that Mr. Chrenc satisfies The Nasdaq Stock Market's definition of financial sophistication and also qualifies as an "audit committee financial expert," as defined under rules ands regulations of the SEC.

Audit Committee Report

        We have reviewed and discussed with management ISG's audited financial statements as of and for the period ended December 31, 2006.

        We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

        We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

        Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the financial statements referred to above be included in this registration statement.

THE AUDIT COMMITTEE

Mr. Robert J. Chrenc (Chairman)
Mr. Robert E. Weissman
Dr. R. Glenn Hubbard

Nominating and Corporate Governance Committee

        ISG's nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on the Board of Directors. The nominating and corporate governance committee also supervises the Board of Directors' annual review of director independence and the Board of Directors' performance evaluations. In accordance with applicable federal securities laws and the rules of The Nasdaq Stock Market, ISG has adopted a nominating and corporate governance committee charter that delineates these duties and responsibilities. The nominating and corporate governance committee consists of Dr. Hubbard, as chairman, Mr. Chrenc, Mr. Hobbs, Mr. Waite and Mr. Weissman, each of whom is an independent director under The Nasdaq Stock Market listing standards.

Executive Compensation

        None of our current executive officers receives compensation; however, to the extent that our current executive officers continue to be involved in management of our business, they will be entitled to receive such compensation as our Compensation Committee may approve.

Director Compensation

        On January, 18, 2008, pursuant to the 2007 Equity Incentive Plan, the following members of the ISG Board of Directors each received a grant of 69,444 restricted stock units of ISG common stock:

Robert J. Chrenc, Gerald S. Hobbs, R. Glenn Hubbard, Donald C. Waite III and Robert E. Weissman. This grant represents compensation for their service on the Board of Directors for the next two years, and the ISG directors are not expected to receive any other compensation from ISG during this period. The restricted stock units shall become vested in three equal installments on each of the first, second and third anniversaries of January 18, 2008 (or earlier in the event of a change of control of ISG or such director's death or disability).

Compensation Committee

        The compensation committee consists of Mr. Weissman, as Chairman, Mr. Chrenc, Mr. Hobbs, Dr. Hubbard and Mr. Waite, each of whom is an independent director under The Nasdaq Stock Market listing standards.

        No executive officer of ISG has served on the compensation committee of any other entity, nor has any executive officer of ISG served as a director of another entity, whose executive officer has also served on ISG's compensation committee.

Compensation Discussion and Analysis

        Currently, none of our executive officers receives compensation. Our Compensation Committee may consider and adopt appropriate executive compensation policies in light of such factors as it deems appropriate.

Code of Ethics and Committee Charters

        We have adopted a code of ethics that applies to our officers and directors. Our code of ethics and board committee charters are available on our website (www.informationsg.com) and in print to any stockholder upon request.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Past Transactions

        ISG engaged in past transactions with related parties that were all on terms at least as favorable to ISG as those available from unaffiliated parties.

        On August 2, 2006, ISG issued 4,687,500 units, consisting of 4,687,500 shares of our common stock and 4,687,500 warrants to purchase a share of our common stock, to Oenoke Partners, LLC for an aggregate of $9,375 in cash, at an aggregate purchase price of $0.002 per unit. At such date, Mr. Connors was the beneficial owner of Oenoke Partners, LLC.

        On September 29, 2006, ISG redeemed the 4,687,500 warrants held by Oenoke Partners, LLC, for an aggregate redemption price of $4,687.50 in cash, or a redemption price of $0.001 per warrant.

        On December 21, 2006, ISG issued 703,125 shares of our common stock to Oenoke Partners, LLC for an aggregate of $703.125, at an aggregate purchase price of $0.001 per share. At such date, Mr. Connors was the beneficial owner of Oenoke Partners, LLC. On December 21, 2006, following such issuance, Mr. Connors transferred to each of Mr. Martell, Mr. Doppelt and Mr. Gould membership interests representing 25% of the outstanding equity interests of Oenoke Partners, LLC.

        On December 21, 2006, Oenoke Partners, LLC conveyed to Robert J. Chrenc, Dr. R. Glenn Hubbard and Robert E. Weissman an aggregate of 187,500 shares of common stock.

        On December 21, 2006, Oenoke Partners, LLC conveyed to Francis B. Barker, Barry Holt and a leasing consultant an aggregate of 262,500 shares of common stock.

        On January 29, 2007, ISG effected a 1 for 2 stock dividend.

        The holders of the majority of these shares are entitled to make up to two demands that we register the resale of their shares and warrants and shares underlying the warrants. The holders of the majority of these shares may elect to exercise these registration rights at any time after completion of our initial business combination, subject to the transfer restrictions imposed by the lock-up agreements. In addition, these stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to the completion of our initial business combination, subject to the transfer restrictions imposed by the lock-up agreements. ISG will bear the expenses incurred in connection with the filing of any such registration statements. Oenoke Partners, LLC, which is an affiliate of our officers, has advanced to ISG, pursuant to two separate loans, a total of $250,000, which was used to pay a portion of the expenses of the IPO. The first loan, for $100,000, bears interest at a rate of 5% per annum, compounded semiannually, and is due on the earlier of August 1, 2007 and the consummation of the IPO. The second loan, for $150,000, also bears interest at a rate of 5% per annum, compounded semiannually, and is due on the earlier of October 3, 2007 and the consummation of the IPO. The loans were repaid out of the proceeds of the IPO not being placed in the trust account.

Conflicts of Interest

        Potential investors should be aware of the following potential conflicts of interest:

  •
  None of our officers, directors and senior advisors is required to commit his full time to our business and, accordingly, our officers, directors and senior advisors may have conflicts of interest in allocating management time among various business activities.

  •
  In the course of their other business activities, our officers, directors and senior advisors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a more complete description of our management's other affiliations, see "Management."

  •
  Our officers, directors and senior advisors may in the future become affiliated with entities engaged in business activities similar to those conducted by us.

        In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

  •
  the corporation could financially undertake the opportunity;

  •
  the opportunity is within the corporation's line of business; and

  •
  it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

        Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

        In addition to the protections in place to minimize potential conflicts of interest, as described above, ISG's Board of Directors adopted a Code of Ethics, which is available on our website (www.informationsg.com). This Code requires that all directors, officers and employees of ISG should avoid activities that give the appearance of a conflict of interest, and if such a conflict of interest is discovered, any director, officer or employee must bring it to the attention of a supervisor, manager or other appropriate personnel.

Review, Approval or Ratification of Transactions with Related Persons

        ISG's policy is to require that any transaction with a related party required to be reported under applicable SEC rules, other than compensation-related matters, be reviewed and approved or ratified by a majority of independent, disinterested directors. ISG has not adopted procedures for review of, or standards for approval of, these transactions, but instead reviews such transactions on a case-by-case basis. ISG's policy is to require that all compensation-related matters be recommended for board approval by the compensation committee. During the last fiscal year, no transactions with a related party have occurred that required a waiver of ISG's policy nor have any transactions with a related party occurred in which ISG did not follow our policy.

Section 16(a) Beneficial Ownership Reporting Compliance

        Pursuant to Section 16(a) of the Securities Exchange Act of 1934, ISG's directors and executive officers, and any persons holding 10% or more of its common stock, are required to report their beneficial ownership and any changes therein to the SEC and ISG. Specific due dates for those reports have been established, and ISG is required to report herein any failure to file such reports by those due dates. Based on ISG's review of Forms 3, 4 and 5 filed by such persons, it believes that during the year ended December 31, 2007, all Section 16(a) filing requirements applicable to such persons were met in a timely manner.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of ISG common stock as of December 31, 2007 by:

  •
  each person known by ISG to be the beneficial owner of more than 5% of our outstanding shares of common stock;

  •
  each of ISG's officers and directors; and

  •
  all of ISG's officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned, subject to applicable community property laws. As of December 31, 2007, 31,365,711 shares of our common stock were issued and outstanding. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, shares of our common stock that are issuable upon exercise of warrants that are currently exercisable or that are exercisable within 60 days of December 31, 2007 are deemed outstanding.

        Percentage ownership calculations for beneficial ownership after this offering are based on 72,744,361 shares outstanding, which assumes (i) the exercise of all outstanding warrants originally issued in the IPO, (ii) the exercise of 6,500,000 outstanding warrants issued in a private placement to Oenoke Partners, LLC just prior to the IPO and (iii) the exercise of the underwriter's unit purchase option for 1,406,250 units each consisting of one share of ISG common stock and one warrant exercisable into a share of ISG common stock at an exercise price of $7.50 per share.

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Stock
	Excluding IPO Warrants, Private Placement Warrants and Unit Purchase Option	Including IPO Warrants, Private Placement Warrants and Unit Purchase Option
Name and Address of Beneficial Owner(1)			Excluding IPO Warrants, Private Placement Warrants and Unit Purchase Option	Including IPO Warrants, Private Placement Warrants and Unit Purchase Option
Eric Semler(2)	3,979,300	7,958,600	12.69%	10.94%
Morgan Stanley(3)	4,556,030	4,556,030	14.53%	6.26%
Wells Fargo & Company(4)	2,259,501	2,259,501	7.20%	3.11%
Michael P. Connors(5)(6)(7)	7,410,937	13,910,937	23.63%	19.12%
Frank D. Martel(8)(9)	7,410,937	13,910,937	23.63%	19.12%
Earl H. Doppelt(9)(10)	7,410,937	13,910,937	23.63%	19.12%
Richard G. Gould(9)(11)	7,410,937	13,910,937	23.63%	19.12%
Robert J. Chrenc(7)(12)	93,750	93,750	*	*
Gerald S. Hobbs(7)(12)	—	—	*	*
R. Glenn Hubbard(7)(2)	93,750	93,750	*	*
Donald C. Waite III(7)(12)	—	—	*	*
Robert E. Weissman(7)(12)	93,750	93,750	*	*
Oenoke Partners, LLC	7,410,937	13,910,937	23.63%	19.12%
All directors and executive officers as a group (9 individuals)	7,692,187	14,192,187	24.52%	19.51%

*
Less than 1.0%

1.
Unless otherwise noted, the business address of each of the individuals is c/o Information Services Group, Inc., Four Stamford Plaza, 107 Elm Street, Stamford, CT 06902.

2.
Includes 3,979,300 shares of common stock owned by TCS Capital GP, LLC and 3,979,300 shares of common stock issuable upon exercise of warrants owned by TCS Capital GP, LLC. Eric Semler may be deemed to have beneficial ownership of these shares as a result of his being the principal of TCS Capital GP, LLC. The business address of TCS Capital GP, LLC and Eric Semler is 888 Seventh Avenue, Suite 1504, New York, NY 10019. The foregoing information was derived from a

  Schedule 13G, as filed with the Securities and Exchange Commission on April 27, 2007 and a Schedule 13F-HR, as filed with the Securities and Exchange Commission on November 14, 2007.

3.
Includes 4,556,030 shares of common stock owned by Morgan Stanley Investment Management, Inc. The business address of Morgan Stanley is 1585 Broadway, New York, NY 10036. The securities being reported upon by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) as amended. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley. The business address of Morgan Stanley Investment Management, Inc. is 1221 Avenue of the Americas, New York, NY 10020. The foregoing information was derived from a Schedule 13G, as filed with the Securities and Exchange Commission on October 31, 2007. The natural person(s) having voting or control power over Morgan Stanley and Morgan Stanley Investment Management Inc. are not known to ISG.

4.
Wells Fargo & Company filed a Schedule 13G on February 4, 2007 on its own behalf and on behalf of its subsidiaries including Wells Capital Management Incorporated, Wells Fargo Funds Management, LLC and Wells Fargo Bank, N.A. The business address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94163. The securities being reported upon by Wells Fargo & Company as a parent holding company are owned, or may be deemed to be beneficially owned, by Wells Capital Management Incorporated, Wells Fargo Funds Management, LLC and Wells Fargo Bank, N.A. The natural person(s) having voting or control power over Wells Fargo & Company are not known to ISG.

5.
These shares represent one hundred percent of the ISG shares of common stock and warrants held by Oenoke Partners, LLC. Mr. Connors owns twenty-five percent of the outstanding membership interests in Oenoke Partners, LLC and has beneficial ownership of the remaining seventy-five percent of the outstanding membership interests as a result of being the managing member of Oenoke Partners, LLC.

6.
Mr. Connors serves as Chairman of the Board and Chief Executive Officer.

7.
Each of these individuals is a director.

8.
Mr. Martell serves as Executive Vice President, Chief Financial Officer and Treasurer.

9.
Includes 7,410,937 shares of common stock and 6,500,000 warrants owned by Oenoke Partners, LLC. Each of Mr. Martell, Mr. Doppelt and Mr. Gould own twenty-five percent of the outstanding membership interest in Oenoke Partners, LLC and has beneficial ownership of the remaining seventy-five percent of outstanding membership interests as a result of having approval rights with respect to a sale of all or substantially all of the assets of Oenoke Partners, LLC.

10.
Mr. Doppelt serves as Executive Vice President, General Counsel and Corporate Secretary.

11.
Mr. Gould serves as Executive Vice President.

12.
Excludes 69,444 restricted stock units awarded to each of these directors on January 18, 2008, which vest in three equal installments on each of the first, second and third anniversaries of January 18, 2008 (or earlier in the event of a change of control of ISG or such director's death or disability).

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2007, there were one holder of record of ISG units, eight holders of record of ISG common stock and one holder of record of ISG warrants. No shares of preferred stock are currently outstanding.

Units

        Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $6.00.

Common Stock

        Except for such voting rights that may be given to one or more series of preferred stock issued by the board of directors pursuant to the blank check power granted by our certificate of incorporation or required by law, holders of common stock will have one vote per share and the right to vote on the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock may be subject to the prior payment of dividends on any outstanding preferred stock with dividend rights. Upon our dissolution, our common stockholders will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock with preferential liquidation rights, if any, at the time outstanding.

        Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes the issuance of 10,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a future business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

        In connection with our initial public offering, we issued 32,343,750 warrants to purchase our common stock to the public as part of units, 32,066,150 of which were outstanding as of December 31,

2007. Each public stockholders' warrant entitles the holder to purchase one share of common stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on January 31, 2008, provided that there is an effective registration statement covering the shares of common stock underlying the warrants in effect.

        The warrants will expire on January 31, 2011. Beginning January 31, 2008, we may call the warrants (including any warrants held by any of the underwriters as a result of their exercise of the underwriters unit purchase option), except for the warrants issued in the private placement, for redemption:

  •
  in whole but not in part;

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  at a price of $0.01 per warrant;

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  upon not less than 30 days' prior written notice of redemption to each warrant holder; and

  •
  if, and only if, the reported last sale price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

        We have established this last criterion to provide warrant holders with a premium to the initial warrant exercise price as well as a degree of liquidity to cushion the market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant prior to the date scheduled for redemption. However, there is no assurance that the price of the common stock will exceed $11.50 or the warrant exercise price after the redemption call is made.

        We may exercise this redemption right at our option with no requirement for the consent of the underwriters or any other person.

        The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

        The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

        No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon the exercise of the warrants until the warrants expire or are redeemed.

        No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

        Immediately prior to the completion of the IPO, ISG sold to Oenoke Partners, LLC 6,500,000 warrants at a price of $1.00 per warrant, in a private placement. The warrants purchased in the private placement are identical to those sold in the IPO, except that the private placement warrants are not subject to redemption and can be exercised on a cashless basis. However, Oenoke Partners, LLC has agreed that it will not sell or otherwise transfer the warrants until one year following consummation of the business combination.

        We have agreed to file a registration statement upon the request of Oenoke Partners, LLC that will cover the resale of the warrants issued in the private placement and the shares of common stock that are issuable upon exercise of the warrants. Because the warrants sold in the private placement were issued pursuant to an exemption from the registration requirements under the federal securities laws, the holders of the warrants purchased in the private placement will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the warrants issued in the public offering is not current.

Underwriters' Unit Purchase Option

        We have agreed to sell to the underwriters, for $100, an option to purchase up to an aggregate total of 1,406,250 units at a per unit price of $9.60. The exercise price for the units issuable upon exercise of the underwriters' unit purchase option was determined through negotiations between us and the underwriters. Following such negotiations, we agreed that the exercise price of the units underlying the unit purchase option should reflect a twenty percent premium over the price of the units issued in the IPO. The units issuable upon exercise of this option are identical to those offered in the IPO except that the warrants included in the option have an exercise price of $7.50 (125% of the exercise price of the warrants included in the units sold in the IPO).

Dividends

        The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. Further, our ability to declare dividends may be limited by restrictive covenants in connection with our indebtedness.

Our Transfer Agent and Warrant Agent

        The transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of material United States federal tax consequences of the acquisition, ownership and disposition of our common stock, purchased pursuant to this offering upon the exercise of our warrants originally issued in our initial public offering pursuant to a prospectus dated January 31, 2007. This discussion assumes that holders will hold our common stock purchased pursuant to this offering as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of United States federal taxation that may be relevant to a particular investor in light of the investor's individual investment or tax circumstances. In addition, this discussion does not address (a) United States gift or estate tax laws, (b) state, local or non-U.S. tax consequences, (c) the special tax rules that may apply to certain investors, including without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, taxpayers whose functional currency is not the U.S. dollar, or United States expatriates or former long-term residents of the United States, or (d) the special tax rules that may apply to an investor that acquires, holds, or disposes of our securities as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated investment. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities.

        This discussion is based on current provisions of the Code, final, temporary and proposed United States Treasury Regulations, judicial opinions, and published positions of the Internal Revenue Service, or IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

        As used in this discussion, the term "U.S. person" means a person that is, for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person. As used in this prospectus, the term "U.S. holder" means a beneficial owner of our securities that is a U.S. person and the term "non-U.S. holder" means a beneficial owner of our securities (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

        The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and dispositions of common stock.

        This discussion is only a summary of material United States federal tax consequences of the acquisition, ownership and disposition of our common stock purchased to this offering. Investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the acquisition, ownership and disposition of our securities, including the effect of any state, local, non-U.S. or non-income tax laws and any applicable tax treaty.

Acquisition of Common Stock Upon the Exercise of our Warrants

  Exercise of a Warrant

        Upon its exercise of a warrant, a holder will not be required to recognize taxable gain or loss with respect to the warrant. The holder's tax basis in the share of our common stock received by such holder will be an amount equal to the sum of the holder's initial investment in the warrant and the exercise price (i.e., initially, $6.00 per share of our common stock). The holder's holding period for the share of our common stock received upon exercise of the warrant should begin on the date of exercise of the warrant and will not include the period during which the holder held the warrant.

  Dividends and Distributions

        If we pay cash distributions to holders of shares of our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock" below.

        Any dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains for taxable years beginning on or before December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income.

        Dividends paid to a non-U.S. holder that are not effectively connected with such non-U.S. holder's conduct of a trade or business in the United States generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable tax treaty withholding rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for the benefits of the applicable tax treaty or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. These forms must be updated periodically. Non-U.S. holders should consult their tax advisors regarding their ability to claim benefits under an applicable income tax treaty and the manner of claiming such benefits (including, without limitation, the need to obtain a United States taxpayer identification number).

        Dividends that are effectively connected with a non-U.S holder's conduct of a trade or business in the United States, and, if provided is an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States are subject to United States federal income tax on a net income basis at generally applicable United States federal income tax rates and are not subject to the United States withholding tax, provided that the non-U.S holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

  Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

        In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of a share of our common stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for the disposed of common stock exceeds one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received in such disposition and the U.S. holder's adjusted tax basis in the share of common stock. A U.S. holder's adjusted tax basis in the common stock generally will equal the U.S. holder's acquisition cost (that is, as discussed above, the portion of the purchase price of a unit allocated to that common stock) less any prior return of capital. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a maximum rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum capital gains rate is scheduled to increase to 20 percent. The deduction of capital losses is subject to limitations, as is the deduction for losses realized upon a taxable disposition of our common stock or warrants if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical securities within 30 days before or after any disposition.

        Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless: (i) the gain is effectively connected with a trade or business of such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed place of business of the non-U.S. holder), (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder owns more than five percent of the common stock.

        Net gain realized by an individual non-U.S. holder described in clause (i) of the preceding sentence will be subject to tax at generally applicable United States federal income tax rates. Any gains of a corporate non-U.S. holder that is described in clause (i) of the preceding sentence may be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Gain realized by an individual non-U.S. holder described in clause (ii) of such sentence will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income purposes.

Information Reporting and Backup Withholding

        Under United States Treasury Regulations, we must report annually to the IRS and to each holder the amount of dividends paid to such holder on our common stock and the tax withheld with respect to those dividends, regardless of whether withholding was required. In the case of a non-U.S. holder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        The gross amount of dividends paid to a holder that fails to provide the appropriate certification in accordance with applicable United States Treasury Regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

        A non-U.S. holder is required to certify its foreign status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a United States office of a broker. United States information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain United States connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes as exemption.

        Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder's United States federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current United States Treasury Regulations.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby has been passed upon for us by Kaye Scholer LLP, New York, New York.

EXPERTS

        The consolidated financial statements of TPI as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Information Services Group, Inc. as of December 31, 2006 and for the period July 20, 2006 (date of inception) to December 31, 2006, included in this prospectus has been so included in reliance on the report of Rothstein, Kass & Company, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

        On January 8, 2008, we dismissed Rothstein, Kass & Company, P.C. as our principal accountants and engaged PricewaterhouseCoopers LLP, as our independent auditors. The decision to change independent auditors was recommended by our Audit Committee and approved by our board of directors. We did not consult with PricewaterhouseCoopers LLP regarding any matters prior to its engagement.

        From July 2006 through January 8, 2008, there were no disagreements with Rothstein, Kass & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Rothstein, Kass & Company, P.C., would have caused Rothstein, Kass & Company, P.C. to make reference to the subject matter in connection with their opinion on our consolidated financial statements for such years.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the securities to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

        We are required to file periodic and current reports, proxy and information statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

        We make available free of charge on our Internet address www.informationsg.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INDEX TO FINANCIAL STATEMENTS

ISG
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2006	F-3
Statements of Operations for the period July 20, 2006 (date of inception) to December 31, 2006	F-4
Statement of Stockholders' Deficit for the period July 20, 2006 (date of inception) to December 31, 2006	F-5
Statement of Cash Flows for the period July 20, 2006 (date of inception) to December 31, 2006	F-6
Notes to Financial Statements	F-7
Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006	F-12
Statements of Operations for the three months ended September 30, 2007 (unaudited) and for the nine months ended September 30, 2007 (unaudited) and for the period July 20, 2006 (date of inception) to September 30, 2006 (unaudited) and for the period July 20, 2006 (date of inception) to September 30, 2007 (unaudited)	F-13
Statement of Stockholders' Equity (Deficit) for the for the period July 20, 2006 (date of inception) to December 31, 2006 and for the nine months ended September 30, 2007 (unaudited)	F-14
Statement of Cash Flows for the nine months ended September 30, 2007 (unaudited) and for the period July 20, 2006 (date of inception) to September 30, 2006 (unaudited) and for the period July 20, 2006 (date of inception) to September 30, 2007 (unaudited)	F-15
Notes to Interim Financial Statements	F-16
TPI
Report of Independent Auditors	F-24
Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006 and 2005	F-25
Consolidated Statements of Operations for the nine months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-26
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2003, December 31, 2004, December 31, 2005 and December 31, 2006 and for the nine months ended September 30, 2007 (unaudited)	F-27
Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited) and the years ended December 31, 2006, December 31, 2005 and December 31, 2004	F-28
Notes to Consolidated Financial Statements	F-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Information Services Group, Inc.

        We have audited the accompanying balance sheet of Information Services Group, Inc. (a corporation in the development stage) (the "Company") as of December 31, 2006 and the related statements of operations, stockholders' deficit and cash flows for the period July 20, 2006 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Information Services Group, Inc. (a corporation in the development stage) as of December 31, 2006 and the results of its operations and its cash flows for the period July 20, 2006 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  ROTHSTEIN, KASS & COMPANY, P.C.
Roseland, New Jersey
March 28, 2007

Information Services Group, Inc.
(a corporation in the development stage)

Balance Sheet

December 31, 2006
ASSETS
Current assets
Cash	$88,911
Prepaid expense and other current assets	10,384

Total current assets	99,295
Office equipment, net of accumulated depreciation of $1,664	46,641
Other assets, deferred offering costs	670,807

$816,743

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued expenses	$612,219
Note payable, stockholder, including accrued interest of $3,952	253,952

Total current liabilities	866,171

Commitments
Stockholders' deficit
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued	—
Common stock, $.001 par value, authorized 100,000,000 shares; 8,085,937 shares issued and outstanding	8,086
Additional paid-in capital	(2,695)
Deficit accumulated during the development stage	(54,819)

Total stockholders' deficit	(49,428)
$816,743

See accompanying notes to financial statements.

Information Services Group, Inc.
(a corporation in the development stage)

Statement of Operations
For the period July 20, 2006 (date of inception) to December 31, 2006

Interest income	$294
Formation and operating costs	51,161
Interest expense	3,952

Net loss	$(54,819)
Approximate weighted average number of common shares outstanding, basic and diluted	7,095,560

Net loss per common share	$0.01

See accompanying notes to financial statements.

Information Services Group, Inc.
(a corporation in the development stage)

Statement of Stockholders' Deficit
For the period July 20, 2006 (date of inception) to December 31, 2006

				Defect Accumulated During the Development Stage
	Common Stock
			Additional Paid in Capital		Total Stockholders' Deficit
	Shares	Amount
Common shares issued	8,085,937	$8,086	$1,992		$10,078
Warrant Redemption			(4,687)		(4,687)
Net loss				(54,819)	(54,819)

Balances, at December 31, 2006	8,085,937	$8,086	$(2,695)	$(54,819)	$(49,428)

See accompanying notes to financial statements.

Information Services Group, Inc.
(a corporation in the development stage)

Statement of Cash Flows
For the period July 20, 2006 (date of inception) to December 31, 2006

Cash flows from operating activities
Net loss	$(54,819)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,664
Increase (decrease) in cash attributable to changes in assets and liabilities
Prepaid expense and other current assets	(10,384)
Accounts payable and accrued expenses	16,671

Net cash used in operating activities	(46,868)

Net cash used in investing activities, purchase of equipment	(48,305)

Cash flows from financing activities
Proceeds from notes payable, stockholder	250,000
Payment of offering cost	(71,307)
Proceeds from issuance of common stock	10,078
Redemption of warrants	(4,687)

Net cash provided by financing activities	184,084

Net increase in cash	88,911
Cash, beginning of period	—

Cash, end of period	$88,911

Supplemental schedule of non-cash financing activities:
Accrual of offering costs	$599,500

See accompanying notes to financial statements.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Financial Statements

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Information Services Group, Inc. (a corporation in the development stage) (the "Company") was incorporated in Delaware on July 20, 2006. The Company was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other similar business combination one or more domestic or international operating businesses. The Company's efforts in identifying a prospective target will not be limited to a particular industry, although the Company intends to focus its efforts on the information services industry, including business, media, marketing and consumer information opportunities. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of this proposed offering of Units (as defined in Note C) (the "Proposed Offering"), although substantially all of the net proceeds of the Proposed Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) an operating business in the information services industry ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Offering, approximately 98.1% of the gross proceeds of such proposed offering, after payment of certain amounts to the underwriters, offering costs and funding of working capital, will be held in a trust account ("Trust Account"). The Trust Account will be invested in government securities having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company will seek stockholder approval before it will effect any Business Combination, even if the Business Combination would not ordinarily require stockholder approval under applicable state law. In connection with the stockholder vote required to approve any Business Combination, the Company's existing stockholders prior to the Proposed Offering have agreed to vote the shares of common stock owned by them immediately before the Offering in accordance with the majority of the shares of common stock voted by the Public Stockholders. "Public Stockholders" is defined as the holders of common stock sold as part of the Units in the Offering or in the aftermarket. The Company will proceed with a Business Combination only if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders owning less than 20% of the shares sold in the Proposed Offering exercise their conversion rights.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Proposed Offering, or 24 months from the consummation of the Proposed Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company's public stockholders, excluding the existing stockholders to the extent of their initial stock holdings.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)
Notes to Financial Statements (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company:

        The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Common stock:

        On January 29, 2007, the Company effected a one-for-two stock dividend for each issued and outstanding share of the Company's common stock, par value $0.001 per share. All transactions and disclosures in the financial statements related to the Company's common stock have been adjusted to reflect the effect of the stock dividend.

Net loss per common share:

        The Company complies with accounting and disclosure requirements of SFAS No. 128, "Earnings Per Share". Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period.

Property and equipment:

        Property and equipment, comprised of computer and communications equipment, are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight line method over the assets estimated useful lives, generally 5 years.

Concentration of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the balance sheet.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)
Notes to Financial Statements (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred offering costs:

        The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—"Expenses of Offering". Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering and that will be charged to capital upon the completion of the Proposed Offering or charged to expense if the Proposed Offering is not completed.

Income tax:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE C—PROPOSED OFFERING

        The Proposed Offering calls for the Company to offer for public sale up to 28,125,000 units ("Units"). Each Unit consists of one share of the Company's common stock, $0.001 par value, and one redeemable common stock purchase warrant ("Warrants"). The expected public offering price will be $8.00 per unit. Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (i) one year from the date of the final prospectus for the Proposed Offering or (ii) the completion of a Business Combination with a target business, and will expire four years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

        As discussed in Note H, on February 6, 2007, the Company sold 28,125,000 units at a price of $8.00 per Unit in the Offering. Also on that date, upon the underwriters decision to exercise their over-allotment, an additional 4,218,750 units were sold at $8.00 per Unit.

NOTE D—RELATED PARTY TRANSACTIONS

        The Company issued two unsecured promissory notes to a principal stockholder and affiliate of the Company's officer, Oenoke Partners, LLC, in August and October 2006. The notes, which aggregate $250,000, not including accrued interest of $3,952 at December 31, 2006, bear interest at 5% per annum and are payable on the earlier of 1 year from its origination or the consummation of the Proposed Offering. The principal stockholder of the Company has extended the first due date of the notes until such time as there is sufficient operating cash flow generated by proceeds of the Proposed Offering. See Note H.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)
Notes to Financial Statements (Continued)

NOTE D—RELATED PARTY TRANSACTIONS (Continued)

        Oenoke Partners, LLC has agreed to purchase, in a private placement, 6,500,000 warrants at $1 per warrant immediately prior to the Proposed Offering from the Company and not as part of the Proposed Offering. The aggregate proceeds of this private placement of $6.5 million will be held in trust. Oenoke Partners, LLC also agreed that it will not sell or otherwise transfer the warrants until one year after the Company consummates a Business Combination and will additionally waive its rights to conversion of these shares in connection with the vote on the initial Business Combination. See Note H.

        In August and December 2006, the Company issued 7,031,250 Units and 1,054,687 shares of common stock, respectively, to Oenoke Partners, LLC, for aggregate proceeds of approximately $10,078. In September 2006, the warrants underlying the Units were redeemed in full at a redemption price of $4,687.

NOTE E—COMMITMENTS

        The Company is committed to pay an underwriting discount of approximately 3.78% of the public unit offering price to the underwriters at the closing of the Proposed Offering, with an additional fee of approximately 3.22% of the gross offering proceeds payable upon the Company's consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount. See Note H.

        The Company has also agreed to sell to the underwriters, for $100, as additional compensation, a four-year option to purchase up to a total of 1,406,250 units at a per-unit price of $9.60. The units issuable upon exercise of this option are also identical to those offered in the Proposed Offering except that warrants included in the option have an exercise price of $7.50. See Note H.

        The sale of the option to purchase, which will be issued upon effectiveness of registration statement, will be accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale.

        The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $3.58 per unit, or approximately $5.0 million in total, using an expected life of four years, volatility of 58.8% and a risk-free interest rate of 4.87%.

        The volatility calculation of 58.8% is based on the most recent trading day average volatility of a representative sample of nine (9) companies with market capitalizations of approximately $65 million to $645 million that management believes to be engaged in the business of information services (the "Sample Companies"). Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the average volatility of the Sample Companies because management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)
Notes to Financial Statements (Continued)

NOTE E—COMMITMENTS (Continued)

        The Company has granted the underwriter a 30-day option to purchase up to 4,218,750 additional units to cover the over-allotment. The over-allotment option will be used only to cover a net short position resulting from the initial distribution. See Note H.

NOTE F—PREFERRED STOCK

        The Company is authorized to issue 10,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

NOTE G—LEASES

        In September 2006, the Company entered into a lease agreement for office space that extends through September 2007, requiring monthly payments of $10,203. The lease may be extended through September 2008, for monthly payments of $13,203, under two (2) six-month extensions, upon proper notice as defined in the agreement. Aggregate amounts due under this lease agreement through September 2007 are approximately $122,000.

NOTE H—SUBSEQUENT EVENTS

        On February 6, 2007, the Company sold 28,125,000 units ("Units") at a price of $8.00 per Unit in the Offering. See Note C.

        On February 6, 2007, Oenoke Partners, LLC purchased, in a private placement, 6,500,000 warrants at $1 per warrant. See Note D.

        On February 5, 2007, the underwriters for the Company's initial public offering exercised their over-allotment option and on February 6, 2007 purchased an additional 4,218,750 units at a price of $8.00 per Unit. See Note E.

        The Company paid an underwriting discount of approximately 3.78% ($9,850,000) of the public unit offering price to the underwriters at the closing of the Offering and Over-Allotment Option Exercise. See Note E.

        The Company has sold to the underwriters, for $100, a four-year option to purchase up to a total of 1,406,250 units at a per-unit price of $9.60. See Note E.

        On February 12, 2007, the holders of the Company's Units may elect to separately trade the common stock and warrants included in such Units. On March 15, 2007, the two unsecured promissory notes to a principal stockholder and affiliate of the Company's officers, Oenoke Partners, LLC, were repaid. See Note E.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

BALANCE SHEETS

	September 30, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,035,535	$88,911
Prepaid expense and other current assets	358,482	10,384
Deferred tax asset	21,000	—

Total current assets	2,415,017	99,295

Office equipment, net of accumulated depreciation of $8,909 and $1,664, respectively	41,886	46,641

Other assets
Cash and cash equivalents held in trust fund	256,419,942	—
Deferred offering costs	—	670,807
Deferred acquisition costs	1,208,018	—

Total other assets	257,627,960	670,807

	$260,084,863	$816,743

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accrued expenses	$729,967	$612,219
Notes payable, stockholder, including accrued interest of $3,952	—	253,952

Total current liabilities	729,967	866,171

Long-term liabilities, deferred underwriters' fee	8,262,500	—

Common stock, subject to possible redemption, 6,468,749 shares at redemption value	51,241,832	—

Stockholders' equity (deficit)
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value, 100,000,000 shares authorized; 40,429,687 shares issued and outstanding at September 30, 2007 (including 6,468,749 shares subject to possible redemption) and 8,085,937 shares issued and outstanding at December 31, 2006	40,430	8,086
Additional paid-in-capital	195,034,911	(2,695)
Retained earnings (deficit) accumulated during the development stage	4,775,223	(54,819)

Total stockholders' equity (deficit)	199,850,564	(49,428)

	$260,084,863	$816,743

See accompanying notes to financial statements.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	For the three months ended September 30, 2007	For the nine months ended September 30, 2007	For the period July 20, 2006 (inception) to September 30, 2006	For the period July 20, 2006 (inception) to September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$—	$—	$—	$—
Formation, general and administrative expense	238,165	782,238	13,508	833,399

Loss from operations	(238,165)	(782,238)	(13,508)	(833,399)

Other income (expense)
Interest and dividend income	3,394,041	8,649,057	209	8,649,351
Interest expense	—	(2,527)	(808)	(6,479)

Income (loss) before income taxes	3,155,876	7,864,292	(14,107)	7,809,473
Income taxes	987,000	3,034,250	—	3,034,250

Net income (loss)	2,168,876	4,830,042	(14,107)	4,775,223
Accretion of Trust Fund relating to Common Stock subject to possible conversion, net of taxes	(429,019)	(431,834)	—	(431,834)

Net income (loss) applicable to common stockholders	$1,739,857	$4,398,208	$(14,107)	$4,343,389

Weighted average common shares outstanding, basic and diluted	40,429,687	36,148,897	7,031,250	25,181,368

Net income (loss) per common share, basic and diluted	$0.04	$0.12	$(0.00)	$0.17

Shares outstanding subject to possible redemption	6,468,749	6,468,749		6,468,749

Net income per share of shares subject to possible redemption, basic and diluted	$0.07	$0.07		$0.07

See accompanying notes to financial statements.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

				Retained Earnings (Deficit) Accumulated During the Development Stage
	Common Stock
			Additional Paid-in-Capital		Total Stockholders' Equity (Deficit)
	Shares	Amount
Sale of 7,031,250 units on August 2, 2006 at a price of $.002 per unit to the initial shareholders (each unit consists of 1 share of common stock and one warrant to purchase a share of common stock)	7,031,250	$7,031	$2,344	$—	$9,375
Redemption of 7,031,250 warrants on September 29, 2006 issued to the initial shareholders at a redemption price of $.001 per warrant	—	—	(4,687)	—	(4,687)
Sale of 1,054,687 shares of common stock to the initial shareholders at $.001 per share on December 21, 2006	1,054,687	1,055	(352)	—	703
Net loss from July 20, 2006(inception) to December 31, 2006	—	—	—	(54,819)	(54,819)

Balance, December 31, 2006	8,085,937	8,086	(2,695)	(54,819)	(49,428)
Unaudited:
Sale of 32,343,750 Units on February 6, 2007 at a price of $8 per unit, net underwriters' discount and offering costs (including 6,468,749 shares subject to possible redemption)	32,343,750	32,344	239,779,338	—	239,811,682
Proceeds subject to possible redemption 6,468,749 shares	—	—	(50,809,998)	—	(50,809,998)
Sale of 6,500,000 warrants at $1 per warrant on February 6, 2007 to Oenoke Partners, LLC	—	—	6,500,000	—	6,500,000
Proceeds from issuance of option to underwriters on February 6, 2007 for the purchase of up to 1,406,250 Units.	—	—	100	—	100
Accretion of Trust Fund income for the period relating to common stock subject to redemption, net of taxes	—	—	(431,834)	—	(431,834)
Net income for the nine months ended September 30, 2007	—	—	—	4,830,042	4,830,042

Balance, September 30, 2007(unaudited)	40,429,687	$40,430	$195,034,911	$4,775,223	$199,850,564

See accompanying notes to financial statements.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	For the nine months ended September 30, 2007	For the period July 20, 2006 (inception) to September 30, 2006	For the period July 20, 2006 (inception) to September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$4,830,042	$(14,107)	$4,775,223
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	7,245	—	8,909
Deferred taxes in operating assets and liabilities	(21,000)	—	(21,000)
Increase (decrease) in cash attributable to changes in operating assets and liabilities
Prepaid expense and other current assets	(348,098)	(10,203)	(358,482)
Accrued expenses	88,296	2,437	104,967

Net cash provided by (used in) operating activities	4,556,485	(21,873)	4,509,617

Cash flows from investing activities
Purchase of equipment	(2,490)	(3,000)	(50,795)
Payments of deferred acquisition costs	(583,018)	—	(583,018)
Cash and cash equivalents held in trust	(256,419,942)	—	(256,419,942)

Net cash used in investing activities	(257,005,450)	(3,000)	(257,053,755)

Cash flows from financing activities
Proceeds from notes payable, stockholder	—	100,000	250,000
Payment of notes payable, stockholder	(250,000)	—	(250,000)
Redemption of warrants	—	(4,687)	(4,687)
Proceeds from issuance of common stock	—	9,375	10,078
Proceeds from issuance of warrants in private placement	6,500,000	—	6,500,000
Gross proceeds from public offering	258,750,000	—	258,750,000
Payments for underwriters' discount and offering cost	(10,604,511)	(66,307)	(10,675,818)
Proceeds from issuance of option	100	—	100

Net cash provided by financing activities	254,395,589	38,381	254,579,673

Net increase in cash and cash equivalents	1,946,624	13,508	2,035,535
Cash and cash equivalents, beginning of period	88,911	—	—

Cash and cash equivalents, end of period	$2,035,535	$13,508	$2,035,535

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$6,479	$—	$6,479

Taxes	$3,144,000	$—	$3,144,000

Supplemental schedule of non-cash investing and financing activities:
Accrued deferred offering costs	$—	$225,000	$—

Accrued deferred acquisition costs	$625,000	$—	$625,000

Deferred underwriters' fees	$8,262,500	$—	$8,262,500

See accompanying notes to financial statements.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements

NOTE A—BASIS OF PRESENTATION

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and pursuant to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments, (consisting of normal recurring accruals) have been made that are considered necessary for a fair presentation of the financial position of the Company as of September 30, 2007 and the financial results for the three and nine months then ended as well as for the period July 20, 2006 (date of inception) through September 30, 2007 and 2006. Operating results for the interim period presented are not necessarily indicative of the results to be expected for a full year.

        These unaudited condensed financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2006, which are included in the Company's 2006 Form 10-K filed with the Securities and Exchange Commission.

NOTE B—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Information Services Group, Inc. (a corporation in the development stage) (the "Company") was incorporated in Delaware on July 20, 2006. The Company was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other similar business combination one or more domestic or international operating businesses. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

        The registration statement for the Company's initial public offering (the "Offering") (as described in Note C) was declared effective on January 31, 2007. The Company consummated the Offering on February 6, 2007, and preceding the consummation of the Offering, an affiliate of the Company's officers purchased 6,500,000 warrants at $1 per warrant in a private placement (the "Private Placement") (see Note H). The Company received net proceeds of $254,550,000 from the Private Placement and the Offering.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) an operating business in the information services industry ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, approximately 98.1% ($254,050,000) of the aggregate gross proceeds from units offered to the public, after payment of certain amounts to the underwriters, offering costs and funding of working capital, is held in a trust account ("Trust Account"). The Trust Account will be invested in government securities having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. Under the Trust Account agreement, up to $3 million of the interest earned on the Trust Account (net of taxes) can be used for the Company's operating activities. As of September 30, 2007, the balance in the Trust Account was approximately $256,420,000, which included approximately $8,613,000 of interest earned, net of approximately $3,243,000 of funds disbursed for taxes and $3,000,000 disbursed for operating activities. The remaining net proceeds (not held in the Trust

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE B—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company will seek stockholder approval before it will effect any Business Combination, even if the Business Combination would not ordinarily require stockholder approval under applicable state law. In connection with the stockholder vote required to approve any Business Combination, the Company's existing stockholders prior to the Offering have agreed to vote the shares of common stock owned by them immediately before the Offering in accordance with the majority of the shares of common stock voted by the Public Stockholders. "Public Stockholders" is defined as the holders of common stock sold as part of the Units in the Offering or in the aftermarket. The Company will proceed with a Business Combination only if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders owning less than 20% of the shares sold in the Offering exercise their conversion rights.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company's public stockholders, excluding the existing stockholders to the extent of their initial stock holdings.

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company:

        The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Common stock:

        On January 30, 2007, the Company effected a one-for-two stock dividend for each issued and outstanding share of the Company's common stock, par value $0.001 per share. All transactions and disclosures in the financial statements related to the Company's common stock have been adjusted to reflect the effect of the stock dividend. Stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock, except that Public Stockholders have the right to have their shares of common stock converted to cash equal to the conversion price if they vote against the Business Combination and the Business Combination is approved and completed.

Redeemable common stock:

        The public stockholders have the right to have their shares converted to cash equal to the conversion price prior to the approval of a business combination. The conversion rights do not apply to shares outstanding prior to the Offering. The actual per-share conversion price will be equal to the amount in the Trust Account, including a pro rata share of the deferred underwriting discount and net of (i) income taxes payable on the interest income on the trust account and (ii) up to $3 million of interest income earned on the Trust Account balance, net of income taxes payable on this amount, released to the Company to fund working capital requirements, each calculated as of two business days prior to the consummation of the actual business combination, divided by the number of shares sold in the Offering. Redemption price is determined at each balance sheet date.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per common share:

        The Company complies with SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted income per share for all periods presented. Basic income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company. At September 30, 2007, and for the three and nine months then ended, the effect of the 38,843,750 warrants (including 6,500,000 outstanding warrants issued in connection with the Private Placement described in Note H) have not been considered in the diluted net income per share since the warrants are contingently exercisable. The effect of the 1,406,250 Units included in the underwriters purchase option, described in Note D, along with the stock and warrants underlying such Units, has not been considered in the diluted earnings per share calculation, since the market price of the Unit was less than the exercise price during the period in the computation, as the effect of the outstanding options and warrants would be anti-dilutive.

Cash and cash equivalents:

        For financial statement purposes, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents, including certain money market funds. The Company maintains its cash in bank deposit accounts in the United States of America which, at times, may exceed applicable insurance limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Property and equipment:

        Property and equipment, comprised of computer and communications equipment, are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight line method over the assets estimated useful lives, generally 5 years.

Concentration of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the balance sheet.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred offering costs:

        The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—"Expenses of Offering". Deferred offering costs of approximately $858,000 (approximately $671,000 at December 31, 2006) consist principally of legal, accounting, and printing fees incurred through the date of the Offering (see Note D). These costs, together with the underwriter discount, were charged to capital upon the completion of the Offering.

Preferred stock:

        The Company is authorized to issue 10,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Income tax:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). There were no unrecognized tax benefits as of January 1, 2007 and as of September 30, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. There was no change to this balance at September 30, 2007. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company's financial position, results of operations and cash flows.

Recently issued accounting pronouncements:

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this new standard to have a material impact on the financial position, operating results and cash flows of the Company.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this new standard to have a material impact on the financial position, operating results and cash flows of the Company.

NOTE D—OFFERING

        On February 6, 2007, the Company sold 28,125,000 units ("Units") at a price of $8.00 per Unit in the Offering. Each Unit consists of one share of the Company's common stock, $0.001 par value, and one redeemable common stock purchase warrant ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (i) one year from the date of the final prospectus for the Offering or (ii) the completion of a Business Combination with a target business, and will expire four years from the date of the prospectus. The Warrants are redeemable at a price of $0.01 per Warrant, upon 30 days prior notice, after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

        On February 5, 2007, the underwriters for the Company's initial public offering exercised their over-allotment option and on February 6, 2007 purchased an additional 4,218,750 units at a price of $8.00 per Unit.

        In connection with the Offering, the Company paid an underwriting discount of approximately 3.78% ($9,850,000) of the public unit offering price to the underwriters at the closing of the Offering and Over-Allotment Option Exercise, with an additional fee of approximately 3.22% ($8,262,500) of the gross offering proceeds payable upon the Company's consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.

        On February 6, 2007, the Company sold to the underwriters, for $100, a four-year option to purchase up to a total of 1,406,250 units at a per-unit price of $9.60. The units issuable upon exercise of this option are also identical to those offered in the Offering except that warrants included in the option have an exercise price of $7.50. The Company has accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholder's equity.

        The Company has determined, based upon a Black-Scholes model, that the fair value of the underwriters option on the date of sale would be approximately $3.58 per unit, or approximately $5.0 million in total, using an expected life of four years, volatility of 58.8% and a risk-free interest rate of 4.87%.

        The volatility calculation of 58.8% is based on the most recent trading day average volatility of a representative sample of nine (9) companies with market capitalizations of approximately $65 million to $645 million that management believes to be engaged in the business of information services (the "Sample Companies"). Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE D—OFFERING (Continued)

which cannot be ascertained at this time. The Company referred to the average volatility of the Sample Companies because management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless.

NOTE E—PREPAID EXPENSE AND OTHER CURRENT ASSETS

        Prepaid expense and other current assets consist of the following:

	September 30, 2007	December 31, 2006
	(unaudited)
Prepaid rent	$—	$10,384
Prepaid insurance	259,279	—
Prepaid income taxes	89,000	—
Security deposit	$10,203	—

	$358,482	$10,384

NOTE F—DEFERRED ACQUISITION COSTS

        As of September 30, 2007, the Company has accumulated approximately $1,208,000 in deferred acquisition costs related to the proposed acquisition of TPI Advisory Services America, Inc. ("TPI") (see Note K). These costs will be capitalized contingent upon the completion of the Acquisition following the required approval by the Company's stockholders and the fulfillment of certain other conditions. If the Acquisition is not completed these costs will be recorded as expense. Deferred acquisition costs are comprised of costs incurred for financial advisory services, due diligence and proxy services, legal, consulting and other costs directly related to the Acquisition of TPI.

NOTE G—ACCRUED EXPENSES

Accrued expenses consist of the following:

	September 30, 2007	December 31, 2006
	(unaudited)
Accrued offering costs	$—	$599,500
Accrued acquisition costs	625,000	—
Accrued professional fees	44,727	—
Accrued other	$60,240	12,719

	$729,967	$612,219

NOTE H—RELATED PARTY TRANSACTIONS

        The Company issued two unsecured promissory notes to a principal stockholder and affiliate of the Company's officer, Oenoke Partners, LLC, in August and October 2006. The notes, which aggregate $250,000, not including accrued interest, bore interest at 5% per annum and were payable on the

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE H—RELATED PARTY TRANSACTIONS (Continued)

earlier of 1 year from its origination or the consummation of the Offering. The principal stockholder of the Company extended the first due date of the notes until such time as there was sufficient operating cash flow. These notes were repaid on March 15, 2007.

        On February 6, 2007, Oenoke Partners, LLC purchased, in a Private Placement, 6,500,000 warrants at $1 per warrant. As discussed in Note B, the proceeds from the Private Placement of $6.5 million are held in trust. The warrants can be exercised on a cashless basis and have terms and provisions that are identical to those of the warrants sold in the Offering (see Note D), except that these warrants will not be subject to redemption. Oenoke Partners, LLC also agreed that it will not sell or otherwise transfer the warrants until one year after the Company consummates a Business Combination.

        In August and December 2006, the Company issued 7,031,250 Units and 1,054,687 shares of common stock, respectively, to Oenoke Partners, LLC, for aggregate proceeds of approximately $10,078. In September 2006, the warrants underlying the Units were redeemed in full at a redemption price of $4,687.

NOTE I—INCOME TAXES

        For the three and nine months ended September 30, 2007 (unaudited) the components of the provision for income taxes are as follows:

	For the three months ended September 30, 2007	For the nine months ended September 30, 2007
	(unaudited)	(unaudited)
Current:
Federal	$814,000	$2,467,000
State	194,000	588,250
Deferred:
Federal	(14,000)	(14,000)
State	(7,000)	(7,000)

	$987,000	$3,034,250

        At September 30, 2007, the Company has a deferred tax asset in the amount of $21,000 related to expenses deferred for income tax purposes. The effective tax rate differs from the statutory rate for the periods presented due to the removal of the valuation allowance during the three and nine months ended September 30, 2007.

NOTE J—COMMITMENT

        In September 2006, the Company entered into a lease agreement for office space that extends through September 2007, requiring monthly payments of $10,203. The lease may be extended through September 2008, for monthly payments of $13,203, under two (2) six-month extensions, upon proper notice as defined in the agreement. As provided for in the lease agreement, the Company has exercised its first extension option, extending the lease through September 2008. Aggregate amounts due under this lease agreement through September 2008 are approximately $158,000.

INFORMATION SERVICES GROUP, INC.
(a corporation in the development stage)

Notes to Interim Financial Statements (Continued)

NOTE K—ACQUISITION

        On April 24, 2007, the Company announced that it signed a definitive agreement ("Purchase Agreement") with MCP-TPI Holdings, LLC, pursuant to which the Company will acquire 100% of the shares of TPI. The Purchase Agreement was amended on September 30, 2007. TPI is a world-wide independent sourcing advisory firm that focuses on the design, implementation and management of sourcing strategies for major corporate clients. The purchase price for the shares of TPI is $230 million in cash, plus warrants exercisable into 5 million shares of ISG common stock at an exercise price of $9.18 per share. In addition, MCP-TPI will receive TPI's normalized cash balance on April 23, 2007, which the parties agree shall equal $5 million. The cash generated by TPI operations between the signing of the Purchase Agreement and the closing date will remain in TPI for the benefit of the Company. The warrants were valued at $2.72 per warrant or an aggregate of $13.6 million based on a Black-Scholes model using an expected life of 5 years, volatility of 40.1% and a risk-free interest rate of 4.25%.

        The Purchase Agreement may be terminated at any time prior to the closing, as follows: (i) by mutual written consent of each party; (ii) by either party if the proposed transaction has not been consummated by February 24, 2008; (iii) by MCP-TPI if the Deutsche Bank debt commitment letter has been terminated or becomes unavailable and ISG can not obtain replacement financing commitments within 45 days; (iv) by either party, if the ISG stockholders do not approve the Purchase Agreement at the stockholders meeting (or if holders of 20% or more of ISG's common stock exercise their conversion rights); or (v) by MCP-TPI, if ISG materially breaches the covenants relating to the proxy statement (which remains uncured for 30 days). If the Purchase Agreement is terminated due to ISG stockholders not approving the proposed transaction (or due to the exercise of conversion rights by the stockholders), or due to a material breach by ISG of the covenant relating to the proxy statement, or if ISG fails to effect the closing within 10 days after all of the closing conditions have been satisfied, ISG will pay $500,000 to MCP-TPI for its expenses.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Technology Partners International, Inc. and Subsidiaries

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Technology Partners International, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the prospective transition period.

/s/  PRICEWATERHOUSECOOPERS LLP
Houston, Texas
March 30, 2007, except for Note 16, for which the date is November 16, 2007.

Technology Partners International, Inc. and Subsidiaries

Consolidated Balance Sheets

	September 30, 2007	December 31, 2006	December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$3,274,004	$9,454,164	$5,938,701
Restricted cash	—	—	376,955
Accounts receivable, net of allowance for doubtful accounts of $585,054 (unaudited), $459,784 and $405,128, respectively	43,080,326	28,652,269	28,023,693
Receivables from related parties	74,721	438,190	258,827
Prepaid expenses and other assets	2,310,820	1,608,086	2,967,929

Total current assets	48,739,871	40,152,709	37,566,105
Furniture, fixtures and equipment, net of accumulated depreciation of $4,327,240 (unaudited), $3,890,610 and $3,146,312, respectively	2,638,608	2,657,426	2,798,490
Goodwill	2,805,400	2,805,400	2,805,400
Intangible assets, net of amortization of $2,657,445 (unaudited), $2,005,528 and $863,528	1,035,055	1,686,973	2,828,972
Deferred tax asset	741,811	685,536	223,961
Other assets	739,628	832,945	1,456,598

Total assets	$56,700,373	$48,820,989	$47,679,526

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$3,308,240	$2,325,120	$1,851,137
Accrued liabilities	11,560,445	13,306,163	18,901,311
Deferred revenue	330,249	143,019	375,253
Deferred tax liability	337,153	337,157	666,061
Current maturities of long-term debt	10,388,211	4,463,211	3,164,660

Total current liabilities	25,924,298	20,574,670	24,958,422
Long-term debt, net of current maturities	23,673,859	27,674,208	30,239,805

Total liabilities	49,598,157	48,248,878	55,198,227

Commitments and contingencies
Stockholders' equity (deficit)
Common stock, $.01 par value; 16,500,000 shares authorized, 6,394,094 shares issued and outstanding	63,941	63,941	63,941
Additional paid-in capital	6,013,397	5,967,235	4,240,951
Accumulated other comprehensive income (loss)	1,892,789	791,154	(486,882)
Accumulated deficit	(867,911)	(6,250,219)	(11,336,711)

Total stockholders' equity (deficit)	7,102,216	572,111	(7,518,701)

Total liabilities and stockholders' equity (deficit)	$56,700,373	$48,820,989	$47,679,526

The accompanying notes are an integral part of these consolidated financial statements.

Technology Partners International, Inc. and Subsidiaries

Consolidated Statements of Operations

	September 30, 2007	September 30, 2006	December 31, 2006	December 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Revenue	$129,503,464	$123,335,435	$161,502,799	$146,127,702	$97,150,113
Operating expenses
Direct costs and expenses for advisors	77,465,239	72,171,202	95,561,830	83,689,832	58,492,992
Selling, general and administrative	38,641,791	39,372,207	50,585,367	45,099,906	30,173,340
Depreciation and amortization	1,616,029	1,816,560	2,436,490	1,929,619	829,309

Operating income	11,780,405	9,975,466	12,919,112	15,408,345	7,654,472
Interest income	179,155	34,021	107,636	44,486	20,220
Interest expense	(2,741,403)	(2,882,160)	(3,820,925)	(3,398,447)	(1,643,334)
Loss on extinguishment of debt	—	(526,823)	(526,823)	—	—
Foreign currency transaction gain (loss)	354,773	(85,793)	(135,780)	(411,335)	334,001

Income before taxes	9,572,930	6,514,711	8,543,220	11,643,049	6,365,359
Income tax provision	(3,965,585)	(2,605,884)	(3,456,728)	(5,175,968)	(1,805,943)

Net income	$5,607,345	$3,908,827	$5,086,492	$6,467,081	$4,559,416

The accompanying notes are an integral part of these consolidated financial statements.

Technology Partners International, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)

							Accumulated Other Comprehensive Income (Loss)
	Common Stock				Treasury Stock			Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
			Additional Paid-in Capital	Deferred Compensation
	Shares	Amount			Shares	Amount
Balances at December 31, 2003	$9,155,170	$91,552	2,631,590	$(634,558)	11,256	$(74,290)	$—	$3,737,788	$5,752,082
Compensation expense related to common stock options	—	—	1,379,344	(1,379,344)	—	—	—	—	—
Issuance of treasury stock upon stock option exercise	—	—	(23,807)	—	(10,201)	77,327	—	—	53,520
Issuance of common stock (net of $1,176,449 transaction costs)	6,394,094	63,941	26,083,734	—	—	—	—	—	26,147,675
Cancellation of common stock	—	(91,541)	91,541	—	—	—	—	—	—
Acquisition of subsidiary	—	—	57,666	—	—	—	—	—	57,666
Issuance of equity to lenders	—	—	1,047,947	—	—	—	—	—	1,047,947
Amortization of deferred compensation	—	—	—	2,013,902	—	—	—	—	2,013,902
Purchase of common stock options, net of tax benefit of $1,998,751	—	—	(5,009,438)	—	—	—	—	—	(5,009,438)
Purchase of treasury stock	—	—	—	—	9,154,115	(47,362,621)	—	—	(47,362,621)
Retirement and cancellation of treasury stock	(9,155,170)	(11)	(26,258,577)	—	(9,155,170)	47,359,584	—	(21,100,996)	—
Distributions to stockholders	—	—	—	—	—	—	—	(5,000,000)	(5,000,000)
Net income	—	—	—	—	—	—	—	4,559,416	4,559,416

Balances at December 31, 2004	6,394,094	63,941	—	—	—	—	—	(17,803,792)	(17,739,851)
Comprehensive income:
Net income	—	—	—	—	—	—	—	6,467,081	6,467,081
Translation adjustment	—	—	—	—	—	—	(486,882)	—	(486,882)
Total comprehensive income									5,980,199
Exchange of Parent Company stock in consideration for Gildner acquisition	—	—	4,342,691	—	—	—	—	—	4,342,691
Issuance of equity to lenders	—	—	66,807	—	—	—	—	—	66,807
Cancellation of equity to lenders	—	—	(168,547)	—	—	—	—	—	(168,547)

Balances at December 31, 2005	6,394,094	63,941	4,240,951	—	—	—	(486,882)	(11,336,711)	(7,518,701)
Comprehensive income:
Net income	—	—	—	—	—	—	—	5,086,492	5,086,492
Translation adjustment	—	—	—	—	—	—	1,278,036	—	1,278,036
Total comprehensive income									6,364,528
Contributed capital from MCP-TPI Holdings, LLC	—	—	1,665,346	—	—	—	—	—	1,665,346
Issuance of equity to lenders	—	—	60,946	—	—	—	—	—	60,946
Forfeited management share units	—	—	(8)	—	—	—	—	—	(8)

Balances at December 31, 2006	6,394,094	63,941	5,967,235	—	—	—	791,154	(6,250,219)	572,111
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	—	—	5,607,345	5,607,345
Translation adjustment (unaudited)	—	—	—	—	—	—	1,101,635	(37)	1,101,598
Total comprehensive income (unaudited)									6,708,943
Adjustment to adopt FIN 48 on January 1, 2007(unaudited)	—	—	—	—	—	—	—	(225,000)	(225,000)
Issuance of equity to lenders (unaudited)	—	—	46,165	—	—	—	—	—	46,165
Forfeited management share units (unaudited)	—	—	(3)	—	—	—	—	—	(3)

Balances at September 30, 2007(unaudited)	6,394,094	$63,941	$6,013,397	$—	$—	$—	$1,892,789	$(867,911)	$7,102,216

The accompanying notes are an integral part of these consolidated financial statements.

Technology Partners International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	September 30, 2007	September 30, 2006	December 31, 2006	December 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$5,607,345	$3,908,827	$5,086,492	$6,467,081	$4,559,416
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	964,113	899,643	1,294,491	1,066,091	668,513
Amortization of intangibles	651,916	916,917	1,141,999	863,528	160,796
Amortization of debt discount	83,316	71,509	95,349	72,419	36,953
Amortization of deferred financing costs	94,312	137,067	188,281	255,416	127,708
Loss on extinguishment of debt	—	526,823	526,823	—	—
Bad debt expense	168,185	449,657	411,713	324,123	27,228
Amortization of deferred compensation	—	—	—	—	2,013,902
Deferred tax provision	(56,279)	—	(790,479)	(584,430)	1,026,530
Tax benefit from purchase of common stock options			—	—	1,998,751
Loss on disposal of fixed assets	22,467	1,653	663	—	2,808
Changes in assets and liabilities
Increase in accounts receivable	(14,648,659)	(3,244,677)	(356,630)	(10,424,998)	(6,300,661)
(Increase) decrease in receivables from related parties	10,352	(159,697)	(179,363)	(258,827)	32,417
(Increase) decrease in prepaid expenses and other assets	409,676	(60,758)	1,371,280	(2,313,446)	(208,061)
Increase (decrease) in accounts payable	983,120	594,413	473,983	848,565	(303,146)
Increase (decrease) in accrued liabilities	(1,970,718)	(4,070,775)	(5,595,148)	9,253,519	2,322,438
Increase (decrease) in deferred revenue	187,230	169,650	(232,234)	375,253	—

Net cash provided by (used in) operating activities	(7,493,624)	140,252	3,437,220	5,944,294	6,165,592

Cash flows from investing activities
Purchases of furniture, fixtures and equipment	(967,762)	(825,972)	(1,154,090)	(2,245,565)	(1,306,623)
Acquisition of subsidiary, net of cash acquired	—	—	—	(3,212,620)	4,647
Net (increase) decrease in restricted cash	—	376,955	376,955	(10,655)	(366,300)

Net cash used in investing activities	(967,762)	(449,017)	(777,135)	(5,468,840)	(1,668,276)

Cash flows from financing activities
Proceeds from borrowings	4,500,000	4,663,210	4,663,210	3,000,000	36,551,731
Principal payments on borrowings	(2,612,500)	(3,677,160)	(5,964,660)	(2,300,000)	(4,986,798)
Principal payments on capital and direct financing lease obligations	—	—	—	—	(35,463)
Issuance of treasury stock upon stock option issuance	—	—	—	—	53,520
Purchase of treasury stock	—	—	—	—	(47,362,621)
Purchase of options	—	—	—	—	(7,008,189)
Forfeited management share units	(3)	—	(8)	—	—
Deferred financing costs	—	(102,887)	(102,887)	—	(1,382,866)
Sale of common stock	—	—	—	—	26,147,675
Contributed capital from MCP-TPI Holdings, LLC	—	1,665,346	1,665,346	—	—
Distributions to stockholders	—	—	—	—	(5,000,000)

Net cash provided by (used in) financing activities	1,887,497	2,548,509	261,001	700,000	(3,023,011)
Effect of exchange rate changes on cash	393,729	353,567	594,377	(125,871)	—

Net increase (decrease) in cash and cash equivalents	(6,180,160)	2,593,311	3,515,463	1,049,583	1,474,305
Cash and cash equivalents
Beginning of period	9,454,164	5,938,701	5,938,701	4,889,118	3,414,813
End of period	$3,274,004	$8,532,012	$9,454,164	$5,938,701	$4,889,118

Supplemental disclosures of cash flow information
Cash paid for
Interest	$2,246,484	$1,961,737	$3,587,263	$3,164,685	$1,276,761
Income taxes	3,340,831	3,905,502	4,430,972	4,019,580	413,743
Noncash investing and financing activities
Issuance of equity to lenders	46,165	45,710	60,946	66,807	1,047,947
Cancellation of equity to lenders	—	—	—	(168,547)	—
Note issued to former officer in exchange for payable	—	—	—	—	750,000
Contribution of subsidiary stock by stockholders	—	—	—	—	57,666
Exchange of Parent Company stock in consideration for Gildner acquisition	—	—	—	4,342,691	—

The accompanying notes are an integral part of these consolidated financial statements.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business and Organization

        Technology Partners International, Inc. (the "Company" or "TPI"), is a Texas corporation. The Company was originally incorporated on October 4, 1990, as an S Corporation. On January 1, 1995, the Company changed to a C Corporation, and effective November 1, 1998, changed back to an S Corporation.

        Effective June 14, 2004, the Company entered into a leveraged recapitalization (the "leveraged recapitalization" or the "transaction") with MCP-TPI Holdings, LLC. MCP-TPI Holdings, LLC paid $26,147,675 in exchange for 6,394,094 shares of $.01 par value common stock of TPI Advisory Services Americas, Inc. which in turn purchased 6,394,094 shares of $.01 par value common stock of the Company for $26,147,675. The Company used these proceeds and the proceeds from additional borrowings (Note 8) to repurchase and retire 9,155,170 shares of common stock for cash and shares in MCP-TPI Holdings, LLC. Following these transactions, TPI Advisory Services Americas, Inc. owns 100% of the Company and MCP-TPI Holdings, LLC owns 100% of the voting stock of TPI Advisory Services Americas. Concurrent with the transaction, the Company elected to be taxed as a C Corporation. As the transaction qualified for leveraged recapitalization accounting, purchase accounting was not required to be applied in the transaction and the Company's assets and liabilities are carried forward at historical basis. The Company has three subsidiaries: TPI EuroSourcing, L.L.C., TPI Sourcing Consultants Canada and TPI Directory Services, which are included in the consolidation.

        In June 2005, the Company acquired Gildner & Associates, Inc. ("Gildner"), a firm specializing in the assessment, evaluation, negotiation and management of service contracts between clients and those clients' outside contractors. These service contracts typically involve the clients' human resource processes. The majority of Gildner's clients are Global 1000 corporations in the United States, who are seeking to enter into or streamline their third-party outsourcing contracts. Services are rendered by consultants who are primarily based throughout the United States.

        TPI operates as a fact-based sourcing advisory firm specializing in the assessment, evaluation, negotiation and management of service contracts between TPI's clients and those clients' outside service providers and their internal shared service organizations. These service contracts typically involve the clients' information technology ("IT") infrastructure or software applications development, data and voice communications, or IT-enabled business processes such as the clients' internal finance and accounting functions, human resources, call center operations, or supply chain procurement. The majority of TPI's clients are Forbes Global 2000 corporations in the United States, Canada, Western Europe, Asia and Australia who are seeking to enter into or streamline their third-party outsourcing contracts. Clients are primarily charged on an hourly basis plus expenses. During 2006 and 2005, the Company also entered into a limited number of fixed fee arrangements. Services are rendered by TPI's consultants who are primarily based throughout the Americas, Europe, and Australia.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

        The interim financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and September 30, 2006 is unaudited and has been prepared on the same basis as the audited financial statements, except as noted in the income taxes policy note regarding the adoption of FIN 48 as of January 1, 2007. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the nine months ended

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Technology Partners International, Inc., and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the percentage-of-completion method of accounting affect the amounts of revenues, expenses, unbilled receivables and deferred revenue. Numerous internal and external factors can affect estimates. Estimates are also used for but not limited to: receivables, allowance for doubtful accounts, useful lives of furniture, fixtures and equipment, depreciation, income taxes and deferred tax asset valuation, valuation of common stock and stock options, and valuation of the investment in neoIT.

Cash and Cash Equivalents

        Cash equivalents are highly liquid investments with original maturities or remaining maturities at the time of purchase of three months or less and are stated at cost, which approximates fair value.

Restricted Cash

        At December 31, 2006 and 2005, the Company had restricted cash of $0 and $376,955, respectively. The restricted cash at December 31, 2005 was for outstanding letters of credit with a bank.

Prepaid Expenses and Other Assets

        Prepaid expenses and other assets consists primarily of prepaid expenses for insurance, value-added tax ("VAT") and conferences and deposits for facilities, programs and promotion items.

Long-Lived Assets

        Furniture, fixtures and equipment includes computers, leasehold improvements and capitalized software and is stated at cost less accumulated depreciation. Depreciation is computed by applying the straight-line method over the estimated useful lives of assets, which range from two to five years. Leasehold improvements are depreciated over the lesser of the useful lives of the underlying assets or the lease term. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any associated gain or loss thereon is reflected in the consolidated statements of income.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the Company's analysis of undiscounted future cash flows, no such impairment has occurred.

Internal-Use Software and Website Development Costs

        The Company capitalizes internal-use system conversion software and website development costs in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, as well as Emerging Issues Task Force ("EITF") 00-02, Accounting for Website Development Costs. These standards require that certain costs related to the development or purchase of internal-use software and systems as well as the costs incurred in the application development stage related to its website be capitalized and amortized over the estimated useful life of the software or system. SOP 98-1 also requires that costs related to the preliminary project stage, data conversion and post implementation/operation stage of an internal-use software development project be expensed as incurred.

        During the years ended December 31, 2006, 2005 and 2004, the Company capitalized $513,207, $2,196,309 and $0, respectively, of costs associated with the system conversion or website development. Amortization expense for the years ended December 31, 2006, 2005 and 2004, totaled $531,831, $332,180 and $137,923, respectively.

Revenue Recognition

        TPI principally derives revenues from fees for services generated on a project-by-project basis. Prior to the commencement of a project, TPI reaches agreement with the client on rates for services based upon the scope of the project, staffing requirements and the level of client involvement. It is TPI's policy to obtain written agreements from new clients prior to performing services. In these agreements, the clients acknowledge that they will pay based upon the amount of time spent on the project and at the agreed upon fee structure. Revenues for services rendered are recognized on a time and materials basis or on a fixed-fee or capped-fee basis in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition.

        TPI's accounts receivable includes revenue for services performed that have been invoiced but not collected as well as unbilled revenues. Deferred revenue includes billings in excess of revenues recognized, typically in cases where contracts permit TPI to invoice customers in advance of performing services.

        Revenues for time and materials contracts are recognized based on the number of hours worked by TPI's consultants at an agreed upon rate per hour and are recognized in the period in which services are performed. Revenues for time and materials contracts are billed monthly, semimonthly or in accordance with the specific contractual terms of each project.

        Revenues related to fixed-fee or capped-fee contracts are recognized on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours, which TPI considers to be the best available indication of the pattern and timing in which contract obligations are fulfilled. This percentage is multiplied by the contracted dollar amount of the project to determine the amount of revenue to recognize in an accounting period. The contracted amount used in this calculation excludes the amount the client pays for reimbursable expenses. There

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

are situations where the number of hours to complete projects may exceed TPI's original estimate as a result of an increase in project scope or unforeseen events that arise. On an on-going basis, TPI's project team, along with risk management and accounting personnel review hours incurred and estimated total labor hours to complete. The results of any revisions in these estimates are reflected in the period in which they become known. TPI believes it has a demonstrated history of successfully estimating the total labor hours to complete a project.

        If TPI does not accurately estimate the scope of the work to be performed, or does not manage the projects properly within the planned periods of time or does not meet the clients' expectations under the contracts, then future consulting margins may be negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to TPI's results of operations.

        The agreements entered into in connection with a project, whether on a time and materials basis or fixed-fee or capped-fee basis, typically allow TPI's clients to terminate early due to breach or for convenience with 30 days' notice. In the event of termination, the client is contractually required to pay for all time, materials and expenses incurred by TPI through the effective date of the termination. In addition, from time to time TPI enters into agreements with clients that limit TPI's right to enter into business relationships with specific competitors of that client for a specific time period. These provisions typically prohibit TPI from performing a defined range of services that it might otherwise be willing to perform for potential clients. These provisions are generally limited to six to twelve months and usually apply only to specific employees or the specific project team.

Reimbursable Expenditures

        The Company accounts for reimbursable expenditures in accordance with EITF 01-14 Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. Amounts billed to customers for reimbursable expenditures are included in revenues and the associated costs incurred by the Company are included in direct costs and expenses for advisors in the accompanying consolidated statements of income. Nonreimbursable amounts are expensed as incurred. Reimbursable expenditures totaled $14,447,422, $13,170,562 and $8,754,226 for the years ended December 31, 2006, 2005 and 2004, respectively.

Direct Costs and Expenses for Advisors

        Direct costs and expenses for advisors include payroll expenses and subcontractor fees directly associated with the generation of revenues and other program expenses. Direct costs and expenses for advisors are expensed as incurred.

Deferred Financing Costs

        Costs directly incurred in obtaining long-term financing are deferred and are amortized over the life of the related loan using an approximation of the effective interest method. Amortization of deferred financing costs is included in interest expense and totaled $188,281, $255,416 and $127,708 for the years ended December 31, 2006, 2005 and 2004, respectively. On May 31, 2006, the Company amended its credit agreements and as a result, $526,823 of previously capitalized deferred financing costs were expensed and $102,887 of costs were capitalized in 2006.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        In 2003, TPI was an S Corporation, and as such, all United States federal and certain state income taxes were the responsibility of the stockholders and not TPI. Any material state income taxes that are the responsibility of TPI were provided for as an income tax provision.

        On June 14, 2004, the Company changed to a C Corporation and as such, United States federal and all state income taxes then became the responsibility of the Company. Additionally, TPI is subject to foreign income taxes on taxable income in the countries in which it operates.

        TPI accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement and tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

        Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

        The cumulative effect of adopting the provisions of FIN 48 has been reported as an adjustment to the opening balance of retained earnings as of January 1, 2007. The adoption of FIN 48 reduced the Company's retained earnings by $225,000 (unaudited). The unrecognized tax benefits relate primarily to state income tax issues. In addition, there is a current tax provision of $67,500 (unaudited) for the first nine months of 2007 related to FIN 48 that increased income tax expense for the period.

        It is the Company's policy to record interest and penalties associated with FIN 48 items in the tax expense line on the income statement.

Foreign Currency Translation

        During 2005, the Company made a prospective change to its accounting policy for foreign currency translation in accordance with SFAS No. 52, Foreign Currency Translation. Prior to January 1, 2005, the Company's foreign subsidiaries operated as an extension of TPI's United States' operations. As of January 1, 2005, management determined that changes in the underlying economic facts and circumstances indicated that the functional currency of those operations had changed, as TPI's foreign subsidiary operations began operating as self contained subsidiaries that are integrated within their

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

respective countries. As such, beginning on January 1, 2005, the assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date as the functional currency is the local currency. Results of operations have been translated using the average exchange rates during the year. Resulting translation adjustments have been recorded as a component of other comprehensive income (loss) in the statement of stockholders' equity (deficit).

        Foreign currency transaction gains and losses are included in the consolidated statements of income as they occur.

        Prior to 2005, the functional currency for TPI's non-U.S. based subsidiaries was the U.S. dollar. Amounts of on-hand cash, receivables and payables balances at period end not denominated in U.S. dollars were translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Gains and losses on foreign currency translation and transactions prior to January 1, 2005, were reported directly in the consolidated statements of income.

Fair Value of Financial Instruments

        The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The estimated fair value of the Company's long-term debt at December 31, 2006 and 2005, approximated the carrying value. The fair value was estimated using market interest rates for similar types of investments.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash investments with high quality financial institutions. Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. For the years ended December 31, 2006, 2005 and 2004, the Company had one customer which accounted for 21%, 25% and 23% of advisory fees, respectively. The same customer represents 26% and 27%, respectively, of the accounts receivable balance as of December 31, 2006 and 2005. One additional customer accounted for 11% of accounts receivable for the year ended December 31, 2006. No other customer accounted for more than 10% of advisory fees in 2006, 2005 or 2004. The loss of, or a significant decrease in, business from this customer could have an adverse effect on the Company's consolidated financial condition and results of operations.

Goodwill and Intangible Assets

        Goodwill represents the excess of the purchase price of purchased businesses over the estimated fair value of the acquired businesses' net assets. Goodwill is $2,805,400 for the years ended December 31, 2006 and 2005. Intangible assets, net of amortization, were $1,686,973 and $2,828,972 for the years ended December 31, 2006 and 2005, respectively. Goodwill and intangible assets with indefinite-lives are not amortized, but are reviewed annually for impairment. Intangible assets that are not deemed to have indefinite-lives are amortized over their useful lives.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company reviews the carrying value of goodwill and other long-lived assets annually to determine whether an impairment has occurred from the date of relevant acquisition. The Company has elected to make December 31 the annual impairment assessment date and will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of the long-lived assets below their carrying amount. The Company did not record any impairment changes for the years ended December 31, 2006, 2005 and 2004.

Stock-Based Compensation

        The Company has stock-based employee compensation plans, which are more fully described in Note 10. Prior to January 1, 2006, the Company applied the recognition and measurement principles of Accounting Principles Bulletin (APB) Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related interpretations to awards granted under those plans. Under APB 25, no compensation expense was reflected in net income for the Company's stock options or management share unit grants (collectively the "awards"), as all awards granted under those plans had an exercise price equal to the market value of the underlying shares on the date of grant. The pro forma effects on income for awards were instead disclosed in a footnote to the financial statements in accordance with by SFAS No. 148 Accounting for Stock-Based Compensation—an Amendment to SFAS 123 ("SFAS 148").

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, (SFAS 123-R), using the prospective transition method. Under this transition method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of FAS 123(R).

        As discussed in Note 10, the awards granted under our stock-based employee compensation plans are only fully vested and exercisable upon a liquidity event. Accordingly, the Company treated the awards as "variable performance awards" and given that the performance condition (a liquidity event) was outside the control of the Company, concluded that such performance condition was not probable. As a result, there was no impact to the Company's consolidated financial statements.

        Awards granted prior to January 1, 2006 under APB 25 were accounted for under the prospective application method upon adoption of SFAS 123(R) and results for prior periods have not been restated to reflect the effects of implementing SFAS 123(R). Awards granted on or after January 1, 2006 have been accounted for under FAS 123(R), and while a measurement date has been established for the 2006 awards, no compensation expense has been recorded since the same performance condition (a liquidity event) has not been deemed probable. The following pro forma information, as required by SFAS 148 is presented for comparative purposes and illustrates the effect on our net income if the Company has applied the fair value recognition provisions of SFAS 123 for the years ended December 31, 2005 and 2004:

	2005	2004
Net income, as reported	$6,467,081	$4,559,416
Add: Stock-based employee compensation cost, net of related tax effects, included in the determination of net income, as reported	—	1,441,954
Deduct: Stock-based employee compensation cost determined under the fair value method, net of related tax effects, for all awards	—	(1,448,373)
Net income, pro forma	$6,467,081	$4,552,997

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        During 2006, 2005 and 2004, all options and management share units were issued at the estimated fair value of the Company's common stock at the date of grant. The Company granted 6,400,842, 3,094,178 and 4,917,723 awards during the years ended December 31, 2006, 2005 and 2004 respectively. No awards were granted to nonemployees during the three years ended December 31, 2006. The weighted average fair values of options and management share units granted during the years ended December 31, 2006, 2005 and 2004, was $6.21, $4.28 and $2.87, respectively. The weighted average remaining contractual life for options and management share units outstanding was 8.42, 9.15 and 8.30 years for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value of each award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions for the risk-free interest rate, volatility, dividend yield and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. In 2006, expected volatilities are based on changes in our historical volatility based upon comparable public peer companies. Prior to 2006, the Company assumed no volatility pursuant to the minimum value method. The Company does not assume any dividend yield, as the Company does not pay dividends. The Company utilized historical data to estimate the expected term of the options. The following reflects the assumptions used for the awards pursuant to SFAS 123(R) (fair value method) for 2006 awards and pursuant to FAS 123 (minimum value method) for 2005 and 2004 and prior awards).

	2006	2005	2004
Risk-free interest rate	4.86%	4.31%	4.36%
Volatility	31.80	0.00	0.00
Dividend yield	0.00	0.00	0.00
Term	8 years	8 years	8 years

        The Company considered an estimated forfeiture rate when determining the fair value of the 2006 awards. The forfeiture rate is based on historical experience. Estimated forfeitures will be adjusted to reflect actual forfeitures in future periods. However, as noted above, these awards are considered performance awards for which the performance condition is not deemed probable and no compensation expense will be recognized related to such awards until a liquidity event occurs.

New Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except in limited circumstances. The Company expects to adopt SFAS 157 beginning January 1, 2008, and is currently evaluating the impact that this pronouncement may have on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company expects to adopt SFAS 159 beginning January 1, 2008, and is currently evaluating the impact that this pronouncement may have on the consolidated financial statements

Reclassifications

        Certain reclassifications have been made to prior periods to conform to the current period presentation, with no effect on our consolidated financial position or results of operations.

3. Acquisitions

        In June 2005, MCP-TPI Holdings, LLC acquired substantially all of the operating assets of Gildner, a firm specializing in the assessment, evaluation, negotiation and management of service contracts between clients and those clients' outside contractors, for $7,543,874, comprised of cash of $3,212,620 and 492,188 Class A-3 shares of MCP-TPI Holdings, LLC common stock, approximating $4,331,254. The purchase price has been allocated to the fair value of net current assets and identifiable intangibles, and are amortized over the period that the Company believes best reflects the period in which the economic benefits will be consumed as follows:

	Asset Life	2005
Fair values of assets and liabilities
Net current assets	—	$1,058,474
Noncompete agreement	2	140,000
Trademark	1	70,000
Backlog	1	510,000
Benchmark database	3	1,760,000
Prevalence database	3	530,000
Customer relationships	10	670,000
Goodwill	—	2,805,400

Total allocated purchase price		$7,543,874

        Also, in April 2005, TPI acquired all outstanding shares of TPI Advisory Services India Ltd., for $11,437 in cash. TPI Advisory Services India Ltd. was formed by two Indian nationals, then purchased by TPI to expedite the Company's presence in India.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Accounts Receivable, Net Of Allowance For Doubtful Accounts

        Accounts receivable, net of allowance for doubtful accounts consists of the following:

	2006	2005
Accounts receivable	$26,297,562	$23,740,800
Unbilled revenue	2,814,491	4,688,021
Allowance for doubtful accounts	(459,784)	(405,128)

	$28,652,269	$28,023,693

5. Furniture, Fixtures and Equipment

        Furniture, fixtures and equipment consisted of the following:

	2006	2005
Computer hardware, software and other office equipment	$5,592,522	$5,007,382
Furniture, fixtures and leasehold improvements	576,111	558,017
Other	379,403	379,403
	6,548,036	5,944,802
Accumulated depreciation	(3,890,610)	(3,146,312)

	$2,657,426	$2,798,490

        At December 31, 2006 and 2005, the Company had approximately $2,046,942 and $1,990,934 of fully depreciated furniture, fixtures, and equipment still in use. Depreciation expense for the years ended December 2006, 2005, and 2004 was $1,294,491, $1,066,091, and $668,513, respectively.

6. Leases

        TPI leases its office space under long-term operating lease agreements which expire at various dates through December 2009. Under the operating leases, TPI pays certain operating expenses relating to the leased property and monthly base rent.

        Aggregate future minimum payments under noncancelable leases with initial or remaining terms of one year or more consist of the following at December 31, 2006:

Operating Leases
2007	$567,337
2008	73,602
2009	63,033
2010	38,861

Total minimum lease payments	$742,833

        TPI's rental expense for operating leases was $898,370, $771,624 and $387,204, in 2006, 2005 and 2004, respectively.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Accrued Liabilities

        The components of accrued liabilities at December 31, 2006 and 2005, are as follows:

	2006	2005
Accrued payroll and vacation pay	$9,473,790	$11,904,985
Accrued payroll taxes and other taxes	2,044,330	4,732,329
Other	1,788,043	2,263,997

	$13,306,163	$18,901,311

8. Long-Term Debt and Line of Credit

        At December 31, 2006 and 2005, notes payable consisted of the following:

	2006	2005
Term A note payable to bank; payable in quarterly payments, due June 14, 2009	$14,325,000	$11,750,000
Term B note payable to bank; payable in quarterly payments, due June 14, 2010	6,000,000	4,925,000
$11,000,000 Senior Subordinated note payable to bank, net of unamortized discount of $800,793 and $835,195 at December 31, 2006 and 2005, respectively; bearing interest at 11.50% per year with an effective rate of 12.85%, due June 14, 2012	10,199,208	10,164,805
Revolving line of credit	863,211	5,814,660
Noninterest bearing note payable to related party due the earlier of: (i) such time as the MCP Investors holds less than 75% of the Class A-1 shares of MCP-TPI Holdings, LLC, or (ii) the date of consummation of a "Qualified Public Offering"	750,000	750,000
	32,137,419	33,404,465
Less: Current portion	(4,463,211)	(3,164,660)

Total long-term debt	$27,674,208	$30,239,805

        On June 14, 2004, in connection with the Company's leveraged recapitalization, the Company entered into two term notes payable with a syndicated bank group consisting of $15,000,000 ("Term A") and $5,000,000 ("Term B"), a senior subordinated note payable of $11,000,000 and revolving line of credit facility whereby the Company can borrow up to $11,000,000 (collectively, "Credit Agreements"). On May 31, 2006, the Company amended its Credit Agreements to allocate $6,500,000 from the revolving line of credit to the Term A and Term B loans and to modify the term amortization schedules accordingly. Additionally, the Company amended certain financial covenants imposed by the banks. As a result of amending the Credit Agreements, $526,823 of deferred financing costs were expensed in 2006.

        The Company can select an interest rate based on a discounted prime rate or a LIBOR based rate as defined in the agreement. The effective annual rate at December 31, 2006, for Term A was 8.86% and Term B was 9.36%. The Credit Agreements contain restrictions which limit the incurrence of additional indebtedness, require maintenance of certain financial amounts, and contain other covenants customary in agreements of this type.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Long-Term Debt and Line of Credit (Continued)

        The revolving line of credit may be used for standby and commercial letters of credit, borrowings or a combination thereof and is subject to borrowing base restrictions based on the levels of eligible domestic and foreign accounts receivable. At December 31, 2006, the revolving line of credit facility had borrowings of $863,211, leaving $9,474,861 in available borrowings as determined by the borrowing base calculation. The interest rate on this agreement is determined at the date of each draw based on a discounted prime rate or a LIBOR based rate. The rate is fixed for the remaining term of each draw. Interest on this facility is payable monthly and varied from 8.50% to 9.25% during the year ended December 31, 2006. A commitment fee on the unused portion of the line of credit facility is payable monthly at 0.50%. The revolving line of credit expires on June 14, 2009.

        At June 30, 2007 (unaudited), TPI was not in compliance with the minimum fixed charge coverage ratio and the maximum senior debt to EBITDA ratio as defined in its two senior term notes payable agreements with a syndicated bank group. On August 16, 2007, TPI amended its two senior term notes payable agreements to provide for the following: (1) the specified minimum level of the minimum fixed charge coverage was lowered effective as of June 30, 2007 and for the remainder 2007 and (2) the specified maximum level of the maximum senior debt to EBITDA ratios was increased effective as of June 30, 2007 and for the remainder 2007.

        At June 30, 2007 (unaudited), TPI was in compliance with the maximum senior debt to EBITDA ratio as defined in its senior subordinated note payable agreement with a bank. On August 16, 2007, TPI amended this note to increase the specified maximum level of the maximum senior debt to EBITDA effective as of June 30, 2007 and for the remainder 2007.

        In conjunction with the Senior Subordinated Note Payable of $11,000,000, MCP-TPI Holdings, LLC, the Company's ultimate Parent, issued 117,203 shares of its Class B stock, which was deducted as debt discount from the note proceeds based on the fair value of such shares at the date of issuance. This discount is being accreted to interest expense over the life of the note based on an approximation of the effective interest method. Also, contained within this agreement is an anti-dilution provision that grants the note holder the right to additional shares. MCP-TPI Holdings, LLC issued an additional 4,699 and 5,092 of its Class B shares in accordance with these provisions as of December 31, 2006, and June 14, 2005, respectively, which were recorded at fair value, approximately $60,946 and $66,807, at December 31, 2006, and June 14, 2005, respectively, and reflected as additional debt issuance costs, which are being amortized to interest expense based on an approximation of the effective interest method. MCP-TPI Holdings, LLC also cancelled 19,153 shares which were recorded at fair value, approximately $168,547 in 2005.

        Aggregate annual maturities of debt obligations, by calendar year, as follows:

Debt
2007	$4,463,211
2008	6,050,000
2009	7,737,500
2010	2,937,500
2011	—
Thereafter	10,949,208

$32,137,419

        The credit agreements are collateralized by substantially all of the Company's assets, including equipment and trade accounts receivable.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Long-Term Debt and Line of Credit (Continued)

9. Income Taxes

        The components of TPI's provision for income taxes for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Current
Federal	$2,595,688	$1,521,379	$701,298
State and local	395,558	626,402	78,115
Foreign	1,255,961	3,612,617

	4,247,207	5,760,398	779,413

Deferred
Federal	(691,667)	(582,660)	1,026,530
State and local	(98,812)	(1,770)	—
	(790,479)	(584,430)	1,026,530

Total income tax provision	$3,456,728	$5,175,968	$1,805,943

        The differences between the effective tax rate reflected in the total provision for income taxes and the U.S. federal statutory rate of 35% for the years ended December 31, 2006, 2005 and 2004, were as follows:

	2006	2005	2004
Federal statutory rate	35.0%	35.0%	34.0%
Nondeductible expenses	4.0	3.0	0.6
State income taxes	3.0	3.0	0.5
Valuation allowance on foreign tax credits	1.0	2.0	0.0
Release of valuation allowance on foreign tax credits	(3.0)	0.0	0.0
Effect of change in rates	0.0	1.0	0.0
Foreign taxes	0.0	0.0	(0.8)
Change in tax status	0.0	0.0	(0.2)
Release of liability related to uncertain tax matters	0.0	0.0	(7.6)
Other	0.0	0.0	1.9

	40.0%	44.0%	28.4%

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	2006	2005
Current deferred tax asset
Allowance for doubtful accounts	$264,771	$263,558
Other	—	10,000

Total current deferred tax asset	264,771	273,558

Current deferred tax liability
Prepaids	(269,840)	(275,440)
Change in tax accounting method	(332,088)	(664,179)

Total current deferred tax liability	(601,928)	(939,619)

Net current deferred tax liability	$(337,157)	$(666,061)

Noncurrent deferred tax asset
Intangibles	$646,834	$288,167
Depreciable assets	154,011	—
Foreign net operating loss carryforwards	—	662,550
Foreign tax credits	(23,469)	284,089
Valuation allowance for deferred tax asset	23,469	(946,639)

Total noncurrent deferred tax asset	800,845	288,167

Noncurrent deferred tax liability
Depreciable assets	—	(21,724)
Goodwill	(115,309)	(42,482)

Total noncurrent deferred tax liability	(115,309)	(64,206)

Net noncurrent deferred tax asset	$685,536	$223,961

        Foreign net operating loss carryforwards have been fully reserved until realized due to uncertainty regarding their realization. As of December 31, 2006, the Company had approximately $1,893,000 of foreign net operating losses, of which $1,890,000 can be carried forward indefinitely and $3,000 will begin to expire in 2013.

10. Stockholders' Equity 2000 Stock Plan

        Certain options granted to purchase common stock under the Company's 2000 Stock Plan contained terms that prevented the option holders from exercising vested options. As a result of this contingency, the Company determined these options did not have a measurement date.

        On June 14, 2004, the date of the leveraged recapitalization, 719,807 options issued pursuant to the 2000 Stock Plan that previously did not have a measurement date became fully vested and were cashed out in the leveraged recapitalization transaction. As such, the Company recognized $1,349,672 in compensation expense during 2004 related to those options, which is included in general and administrative expenses within the accompanying consolidated statements of income.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stockholders' Equity 2000 Stock Plan (Continued)

        During the years ended December 31, 2006, 2005 and 2004, TPI recognized $0, $0 and $29,673, respectively, of deferred compensation for options granted for which a measurement date has occurred. There were no grants pursuant to the 2000 Stock Plan in 2006, 2005 or 2004.

2004 Management Share Plan

        MCP-TPI Holdings, LLC, the Company's ultimate parent, adopted the 2004 Management Share Plan (the "Management Share Plan"), which provides for grants of shares of MCP-TPI Holdings, LLC. The purpose of the Management Share Plan is to contract and retain the best available personnel, provide additional incentives to the Company's employees and promote the success of the business. These shares vest over periods ranging from one to four years, are subject to the "liquidity event" performance conditions described below and have an aggregate repurchase price at the option of MCP-TPI Holdings, LLC of $1. The contractual term of the shares is ten years. The total number of management shares that may be granted under the plan are not limited by the plan.

        Concurrent with the leveraged recapitalization, certain of the unvested options from the Company's former 2000 Stock Plan totaling 2,256,511 options were rolled over into 2,666,723 management share units of MCP-TPI Holdings, LLC based upon a conversion ratio. These options held the same vesting terms as previously held. MCP-TPI Holdings, LLC granted an additional 2,251,000 shares during the year ended December 31, 2004. These management shares were granted on the condition that they may be exercised only after MCP-TPI Holdings, LLC transacts a liquidity event defined as consummation of (i) the sale of all or substantially all of the assets of MCP-TPI Holdings, LLC and its wholly owned subsidiaries, taken as a whole, in a single transaction or a series of one or more related transactions to one or more persons who are not affiliates of MCP-TPI Holdings, LLC, (ii) an Initial Public Offering of MCP-TPI Holdings, LLC, (iii) a complete liquidation of MCP-TPI Holdings, LLC and its wholly owned subsidiaries, (iv) a merger or consolidation, or (v) the sale of at least 95% of the issued and outstanding shares MCP-TPI Holdings, LLC to one or more persons who are not affiliates of MCP-TPI Holdings, LLC. Such management shares are contingent grants and as a result of this contingency, the Company has deemed that the management shares issued with these terms do not yet have a measurement date, with respect to grants made prior to January 1, 2006 under APB 25. While a measurement date has been established for grants made on or after January 1, 2006 under FAS 123(R), no compensation expense has been recorded for any of the grants as they contain performance conditions that have not been deemed probable. If the contingency were realized, the Company would have recorded a noncash compensation charge of $26,033,395 for the year ended December 31, 2006. At December 31, 2006, an additional $35,297,549 in deferred compensation expense would be subject to amortization over the remaining years of the vesting period based on the estimated fair value of the common stock.

	Shares	Weighted Average Exercise Price
Management Share Units outstanding as of December 31, 2005	7,895,220	7.76
Granted	6,400,842	13.12
Forfeited	(292,462)	11.92
Exercised	—	—
Management Share Units outstanding as of December 31, 2006	14,003,600	10.13

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stockholders' Equity 2000 Stock Plan (Continued)

	Outstanding Management Share Units			Options Exercisable
Range of Exercise Prices	Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercise as of December 31, 2006	Weighted Average Exercise Price
$7.08 – $7.13	4,798,576	7.55	7.10	—	—
$8.80	3,023,683	8.15	8.80	—	—
$13.12	6,181,341	9.25	13.12	—	—

	14,003,600	8.43	10.13	—	—

        During 2004, the Company used shares already held in treasury to issue 11,716 shares to employees in connection with the exercise of employee stock options. The Company held the remaining 1,055 shares in treasury until they were retired in conjunction with the leveraged recapitalization transaction completed on June 14, 2004. Also, as a result of this transaction 71% of issued and outstanding shares of the Company's stock were repurchased by the Company, retired and 6,394,094 new shares were issued to the new shareholder.

Profit Participation Share Plan

        In 2005, MCP-TPI Holdings, LLC, the Company's ultimate parent, adopted the Profit Participation Share Plan. Pursuant to this Plan, 291,264 Class A-2 profit participation shares were issued to a single executive on March 16, 2005. These shares are time vested at 20% annually over a 5 year period. These profit participation shares were granted on the condition that they may be exercised only after MCP-TPI Holdings, LLC transacts a liquidity event defined as consummation of (i) the sale of all or substantially all of the assets of MCP-TPI Holdings, LLC and its wholly owned subsidiaries, taken as a whole, in a single transaction or a series of one or more related transactions to one or more persons who are not affiliates of MCP-TPI Holdings, LLC, (ii) an Initial Public Offering of MCP-TPI Holdings, LLC, (iii) a complete liquidation of MCP-TPI Holdings, LLC and its wholly owned subsidiaries, (iv) a merger or consolidation, or (v) the sale of at least 95% of the issued and outstanding shares of MCP-TPI Holdings, LLC to one or more persons who are not affiliates of MCP-TPI Holdings, LLC. Such profit participation shares are contingent grants and as a result of this contingency, the Company has deemed that the profit participation shares issued with these terms do not yet have a measurement date. As of December 31, 2006, none of these shares had vested pursuant to the service or performance condition.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. Goodwill and Intangible Assets

        Goodwill is $2,805,400 as of December 31, 2006 and 2005. No indefinite-lived intangible assets existed at December 31, 2006 or 2005. The changes in the net carrying amount of the components of intangible assets for the fiscal years ended December 31, 2006 and 2005, were as follows:

	Noncompete Agreements	Trademarks	Backlog	Databases	Customer Relationships	Total
Balance as of December 31, 2004	$—	$12,500	$—	$—	$—	$12,500
Intangible assets recorded during the period	140,000	70,000	510,000	2,290,000	670,000	3,680,000
Amortization expense	(40,833)	(40,833)	(297,500)	(445,279)	(39,083)	(863,528)

Balance as of December 31, 2005	99,167	$41,667	$212,500	$1,844,721	$630,917	$2,828,972

Intangible assets recorded during the period	—	$—	$—	$—	$—	$—
Amortization expense	(70,000)	(29,167)	(212,500)	(763,332)	(67,000)	(1,141,999)

Balance as of December 31, 2006	$29,167	$12,500	$—	$1,081,389	$563,917	$1,686,973

        The weighted average remaining life of amortizable intangible assets at December 31, 2006, was 3.8 years. Future estimated amortization expense is as follows:

Fiscal year ending December 31	Amount
2007	$859,500
2008	385,056
2009	67,000
2010	67,000
2011 and thereafter	308,417

$1,686,973

12. Commitments and Contingencies

Employee Retirement Plans

        TPI maintains a qualified profit-sharing plan (the "Plan"). During 2006, 2005 and 2004, the provisions of the Plan provide for a maximum employer contribution per eligible employee of the lesser of 12.75% of compensation or $25,500. Employees are eligible to participate in the Plan upon the next entry date following six months of service and are 100% vested upon entering the Plan. For the years ended December 31, 2006, 2005 and 2004, $6,352,589, $5,168,406 and $3,402,282, respectively, was contributed to the Plan by the Company.

        As of December 31, 2006 and 2005, TPI held a noninterest bearing note payable of $750,000 to an executive officer who separated from the Company in 2002 (Note 8). The consideration for the $750,000 is contingent upon the fulfillment of the terms of these agreements by the executive.

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. Related-Party Transactions

        The Company's related party transactions primarily consisted of subcontract relationships with an affiliated company to provide consulting services to a third-party customer. From time to time, the Company also has receivables and payables with employees and shareholders. All related party transactions have been conducted in the normal course of business as if the parties were unrelated. As of December 31, 2006 and 2005, the Company had outstanding receivables from related parties, including shareholders, totaling $438,190 and $258,827, respectively and no outstanding payables. Additionally, the Company recognized approximately $998,966, $860,147 and $755,669 during the years ended December 31, 2006, 2005, and 2004, respectively, in revenue and $105,263, $732,647 and $725,607, respectively, in expenses with related parties that is reflected within the accompanying consolidated statements of income.

14. Segment and Geographical Information

        The Company operates in one segment, which includes providing fact-based sourcing advisory services. The Company operates principally in the Americas, with operations in various locations in Europe and the Asia Pacific. The Company's foreign operations are subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

        Geographical information for the segment is as follows:

	September 30, 2007	September 30, 2006	December 31, 2006	December 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Revenue
Americas	$78,725,666	$80,670,082	$104,697,223	$103,771,016	$76,230,648
Europe	42,184,246	34,669,440	46,780,416	37,062,159	15,382,721
Asia Pacific	8,593,552	7,995,914	10,025,160	5,294,527	5,536,744

	$129,503,464	$123,335,436	$161,502,799	$146,127,702	$97,150,113

Identifiable long-lived assets
Americas			$2,413,832	$2,617,356	$1,497,244
Europe			154,049	88,947	101,329
Asia Pacific			89,545	92,187	20,443

			$2,657,426	$2,798,490	$1,619,016

        The segregation of revenues by geographic region is based upon the location of the legal entity performing the services. The Company does not measure or monitor gross profit or operating income by geography for the purposes of making operating decisions or allocating resources.

15. Strategic Alliance

neoIT.com, Inc.

        In February 2001, the Company entered into a strategic alliance (the "Agreement") with neoIT.com, Inc. ("neoIT"), to jointly develop and market neoIT's products and services related to the provision of information technology services to customers through neoIT's web-based sourcing methodology. In exchange for product development services and marketing of neoIT's products and

Technology Partners International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. Strategic Alliance (Continued)

services, the Company received common stock of neoIT (the "Initial Fee"). Additionally, under the Agreement the Company earned cash and additional equity in neoIT, representing commissions for neoIT revenues generated from customer references provided by TPI. Effective June 4, 2004, the Company terminated its strategic alliance with neoIT. As part of the conditions of the termination agreement, TPI received $27,500 in cash and an additional 4,703,670 shares of neoIT. As of December 31, 2006 and 2005, TPI owned 8,950,000 neoIT shares. neoIT is an early stage private company for which no readily available market exists to convert the Company's equity interest in neoIT into cash. The Company's ability to realize its equity investment in neoIT is not assured and is subject to risks normally associated with investments in early stage companies. As of December 31, 2006 and 2005, the total investment balance in neoIT totaled $424,633 which is accounted for on a cost basis and is reflected within other long-term assets in the accompanying consolidated balance sheets. The Company has also recognized $324,425 of revenues, which have been collected in cash, and $275,464 of direct costs and expenses in the year ended December 31, 2004, related to joint activities with neoIT. As of December 31, 2006 and 2005, TPI's investment in neoIT represents an ownership interest of approximately 9.1% and 9.1%, respectively, and reflects the estimated fair value of the equity consideration received from neoIT at the time of its issuance to TPI.

        In accordance with SAB No. 104, Revenue Recognition, and EITF Issue No. 00-21, Accounting for Revenue Arrangements With Multiple Deliverables, TPI has accounted for this Agreement as a revenue arrangement with multiple deliverables. Accordingly, TPI recognized $39,757 of the Initial Fee as an investment in neoIT, which is included in other assets in the accompanying consolidated balance sheets as of December 31, 2006 and 2005. The associated revenue of $39,757 has been deferred and is recognized ratably over the five-year term of the Agreement. During 2006, 2005 and 2004, TPI did not recognize additional common stock received for commissions as revenues or as an increase in their investment in neoIT.

16. Subsequent Event

        On April 24, 2007, MCP-TPI Holdings, LLC ("MCP-TPI") announced that it had signed a definitive agreement ("Purchase Agreement") with Information Services Group, Inc. ("ISG"), pursuant to which ISG will acquire 100% of the shares of TPI Advisory Services, Inc. ("TPI"), a wholly owned subsidiary of the Company. The Purchase Agreement was amended on September 30, 2007. The purchase price for the shares of TPI is $230 million in cash, plus warrants exercisable into 5 million shares of ISG common stock at an exercise price of $9.18 per share. In addition, MCP-TPI will receive TPI's cash balance on April 23, 2007, which the parties agree shall equal $5 million. The cash generated by TPI operations between the signing of the Purchase Agreement and the closing date will remain in TPI for the benefit of ISG. The warrants were valued at $2.72 per warrant or an aggregate of $13.6 million based on a Black-Scholes model using an expected life of 5 years, volatility of 40.1% and a risk-free interest rate of 4.25%. The acquisition of TPI was consummated by ISG on November 16, 2007.

Information Services Group, Inc.
32,066,150 Shares of Common Stock, par value $0.001 per share

PROSPECTUS

The date of this prospectus is February 13, 2008

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
PRICE RANGE OF OUR SECURITIES
DIVIDEND POLICY
DILUTION
SELECTED HISTORICAL FINANCIAL INFORMATION OF ISG
ISG MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELECTED HISTORICAL FINANCIAL INFORMATION OF TPI
TPI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Payments Due by Period
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET as of September 30, 2007 (in thousands)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS Year Ended December 31, 2006 (in thousands, except share and per share data)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS Nine Months Ended September 30, 2007 (in thousands, except share and per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
OUR BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Information Services Group, Inc. (a corporation in the development stage)
Information Services Group, Inc. (a corporation in the development stage)
Information Services Group, Inc. (a corporation in the development stage)
Information Services Group, Inc. (a corporation in the development stage)
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage) Notes to Financial Statements
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage)
BALANCE SHEETS
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage)
STATEMENTS OF OPERATIONS
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage)
STATEMENTS OF CASH FLOWS
INFORMATION SERVICES GROUP, INC. (a corporation in the development stage) Notes to Interim Financial Statements
Report of Independent Auditors
Technology Partners International, Inc. and Subsidiaries Consolidated Balance Sheets
Technology Partners International, Inc. and Subsidiaries Consolidated Statements of Operations
Technology Partners International, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit)
Technology Partners International, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Technology Partners International, Inc. and Subsidiaries Notes to Consolidated Financial Statements